As filed with the Securities and Exchange Commission on February 15, 2006
Registration No. 333-130644

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ALEXZA PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	77-0567768
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
ALEXZA PHARMACEUTICALS, INC.
1020 East Meadow Circle
Palo Alto, California 94303
(650) 687-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

THOMAS B. KING
President and Chief Executive Officer
ALEXZA PHARMACEUTICALS, INC.
1020 East Meadow Circle
Palo Alto, California 94303
(650) 687-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

JAMES C. T. LINFIELD BRENT D. FASSETT COOLEY GODWARD LLP 380 INTERLOCKEN CRESCENT, #900 BROOMFIELD, COLORADO 80021 (720) 566-4000	ALAN C. MENDELSON WILLIAM C. DAVISSON, III LATHAM & WATKINS LLP 135 COMMONWEALTH DRIVE MENLO PARK, CALIFORNIA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 15, 2006.
5,500,000 Shares
ALEXZA
PHARMACEUTICALS, INC.
Common Stock
$               per share

•	Alexza Pharmaceuticals, Inc. is offering 5,500,000 shares of common stock.

•	We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

•	This is our initial public offering and no public market currently exists for our shares.

•	Proposed trading symbol: Nasdaq National Market — ALXA.

This investment involves risk. See “Risk Factors” beginning on page 7.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Alexza Pharmaceuticals, Inc.	$	$

The underwriters have a 30-day option to purchase up to 825,000 additional shares of common stock from us to cover over-allotments, if any.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Pacific Growth Equities, LLC

RBC Capital Markets	JMP Securities
The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

SUMMARY
The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes. References in this prospectus to “we,” “us” and “our” refer to Alexza Pharmaceuticals, Inc.
Overview
We are an emerging pharmaceutical company focused on the development and commercialization of novel, proprietary products for the treatment of acute and intermittent conditions. Our technology, the Staccato system, vaporizes unformulated drug compound to form a condensation aerosol that allows rapid systemic drug delivery through deep lung inhalation. The drug is quickly absorbed through the lungs into the bloodstream, providing speed of therapeutic onset that is comparable to intravenous administration, but with greater ease, patient comfort and convenience. We are initially focusing on developing proprietary products by combining our Staccato system with small molecule drugs that have been in use for many years and are well characterized to create aerosolized forms of these drugs. As a result, we believe that the development time and risks associated with our product candidates will be reduced compared to the development of new chemical entities.
Our Staccato based drugs are designed to treat acute and intermittent conditions. These conditions are characterized by a rapid onset of symptoms that are temporary and severe, and that occur at irregular intervals, unlike symptoms of chronic medical conditions that continue at a relatively constant level over time. Examples of acute and intermittent conditions include acute pain, agitation, migraine headaches, nausea and vomiting, panic attacks and sleep disorder. Based on our analysis of IMS MIDAS data obtained from IMS Health Incorporated, a nationally recognized provider of prescription sales data and information, we estimate that drugs for the treatment of acute and intermittent conditions in the areas in which we have active development programs have over $16 billion in annual U.S. sales.
Our Product Candidates
We currently have one product candidate that has completed a Phase IIa clinical trial, two product candidates that have each completed a Phase I clinical trial, and we are preparing an investigational new drug application, or IND, for a fourth product candidate. Our lead product candidates are:

•	AZ-001 (Staccato prochlorperazine). We are developing AZ-001 to treat patients suffering from acute migraine headaches. According to the National Headache Foundation, approximately 13 million people in the United States have been diagnosed with migraine headaches. In October 2005, we completed a 75 patient, multi-center, double-blind, placebo-controlled Phase IIa clinical trial in patients suffering from moderate to severe acute migraine headaches. Two doses of AZ-001 (5 mg and 10 mg) were studied in the clinical trial, and both doses exhibited positive trends when compared to placebo. AZ-001 was generally well tolerated, and there were no serious adverse events in the trial. We plan to initiate a Phase IIb clinical trial of AZ-001 in the first half of 2006.

•	AZ-002 (Staccato alprazolam). We are developing AZ-002 for the acute treatment of panic attacks associated with panic disorder. According to the National Institute of Mental Health, an estimated 2.4 million people in the United States suffer from panic disorder.

There are currently no drugs approved for the acute, single-use treatment of associated panic attacks and no approved drugs which are intended to be administered as a panic attack occurs. Alprazolam is currently approved in oral tablet formulations in the United States for use in the management of anxiety disorder, including the treatment of panic disorder symptoms. Alprazolam oral tablet formulations are usually prescribed for a short-duration course of therapy of a few days to a few weeks with the goal of reducing the frequency of symptoms of anxiety or panic disorder, including panic attacks. However, the oral tablet formulations are not intended to acutely treat or reduce the severity of panic attacks when they occur. In September 2005, we completed a 50 subject, dose escalation Phase I clinical trial. Analysis of the results showed dose proportional plasma concentration of alprazolam over the dose range of 0.125 mg to 2.0 mg. Across all doses, peak plasma levels were generally reached within the first few minutes after dosing. AZ-002 was generally well tolerated, and there were no serious adverse events in the trial. We plan to initiate a Phase IIa clinical trial of AZ-002 in the first half of 2006.

•	AZ-004 (Staccato loxapine). We are developing AZ-004 for the treatment of acute agitation in patients with schizophrenia. According to the National Institute of Mental Health, schizophrenia afflicts more than three million people in the United States. Agitation is one of the most common and severe symptoms of schizophrenia. In November 2005, we completed a 50 subject, dose escalation Phase I clinical trial. Analysis of the results showed dose proportional plasma concentration of loxapine over the dose range of 0.625 mg to 10 mg. Across all doses, peak plasma levels were generally reached within the first few minutes after dosing. AZ-004 was generally well tolerated, and there were no serious adverse events in the trial. We plan to initiate a Phase IIa clinical trial of AZ-004 in the first half of 2006.

•	AZ-003 (Staccato fentanyl). We are developing AZ-003 for the treatment of patients with acute pain, including patients with breakthrough cancer pain and postoperative patients with acute pain episodes. Based on our analysis of industry data and clinical literature, we believe over 25 million postoperative patients experience inadequate pain relief, despite receiving some form of pain management and, according to a three month study on cancer pain by Portenoy and Hagen (1990) and a cross-sectional study on cancer pain by Caraceni (2004), approximately 65% of patients diagnosed with cancer pain experience breakthrough cancer pain. We plan to file an IND for AZ-003 and initiate a Phase I clinical trial in the first half of 2006.

Our Staccato Technology
The Staccato system vaporizes unformulated drug compounds and consistently creates aerosol particle sizes averaging one to three microns, which is the proper size for deep lung inhalation and absorption into the bloodstream. Devices employing Staccato technology consist of three core components: (1) a heat source which includes a metal substrate, or surface; (2) a thin film of unformulated active pharmaceutical ingredient coated on the substrate; and (3) an airway through which the patient inhales. We have obtained new composition of matter patent protection on the Staccato aerosolized form of the drug compound in each of our lead product candidates. We also have patent protection on the Staccato method of producing these aerosols.

Our Strategy
We intend to develop an extensive product portfolio. Key elements of our strategy include:

•	Focus on Acute and Intermittent Conditions. We focus our development and commercialization efforts on Staccato based product candidates that are intended to address acute and intermittent conditions with significant unmet medical and patient needs.

•	File One to Two INDs Per Year. We have identified approximately 200 existing drug compounds that have shown initial vaporization feasibility using our technology. We plan to file one to two INDs per year for the foreseeable future, as our resources permit.

•	Develop Commercialization Capabilities. We intend to build our own U.S. based specialty sales force to market and sell any future products intended to address focused patient or prescriber markets, such as psychiatrists.

•	Establish Strategic Partnerships. We intend to strategically partner with other companies to address market opportunities that may require large sales and marketing resources, international capabilities or expertise related to strategic development and design.

•	Retain and Control Product Manufacturing. We own all manufacturing rights to our product candidates. We intend to internally complete the final manufacture and assembly of our product candidates and any future products, potentially enabling greater intellectual property protection and economic return from our future products.

Our Risks
In executing our business strategy, we face significant risks and uncertainties, which are highlighted in the section entitled “Risk Factors.” We are not profitable and have incurred significant net losses in each year since our inception. As of December 31, 2005, we had a deficit accumulated during development stage of $77.2 million, and we expect to incur losses for the foreseeable future. In order to successfully implement our strategy, we will need to raise substantial additional capital to support our operations for a number of years while we pursue the clinical development of our product candidates and seek to develop manufacturing and marketing capability. All of our product candidates are subject to regulatory approval by the U.S. Food and Drug Administration and comparable agencies in other countries. None of our product candidates has completed the expensive and lengthy preclinical and clinical testing required for obtaining marketing approval. If we are unable to develop, receive regulatory approval for and successfully commercialize any of our product candidates, we will be unable to generate significant revenues, and we may never become profitable. We do not expect any of our product candidates to be commercially available until at least 2011, if at all.
Corporate Information
We were incorporated under the laws of the state of Delaware on December 19, 2000. As of January 31, 2006, we had 120 full time employees. Our principal executive offices are located at 1020 East Meadow Circle, Palo Alto, California 94303, and our telephone number is (650) 687-3900. Our website is www.alexza.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus.
The name “Alexza” and “Staccato” are our trademarks. We have registered the trademark “Alexza Pharmaceuticals” and have applied to register the trademarks “Alexza” and “Staccato” with the U.S. Patent and Trademark Office. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	5,500,000 shares

Common stock outstanding after this offering	22,646,381 shares

Use of proceeds	To support research and development activities, including preclinical and clinical programs, for our lead product candidates, to fund manufacturing development and for working capital and other general corporate purposes.

Proposed Nasdaq National Market symbol	ALXA
The number of shares of common stock that will be outstanding after this offering is based on 17,146,381 shares of common stock outstanding as of January 31, 2006 and excludes:

•	2,005,831 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.88 per share;

•	114,687 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.09 per share; and

•	1,750,177 shares of our common stock reserved for future issuance under our benefit plans as of the completion of this offering.

Except as otherwise noted, all information in this prospectus assumes:

•	a one-for-five and one-half reverse split of our common stock to be effected prior to the effectiveness of the registration statement related to this offering;

•	the conversion of all outstanding shares of our preferred stock into 15,197,712 shares of common stock;

•	no exercise of the underwriters’ over-allotment option; and

•	the filing of our restated certificate of incorporation, which will occur immediately prior to the closing of this offering.

Summary Financial Data
The following tables present summary historical and pro forma as adjusted financial data. We derived the summary statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the summary balance sheet data as of December 31, 2005 from our audited financial statements and related notes included elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes, “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The pro forma basic and diluted net loss per common share data in the statements of operations data for the year ended December 31, 2005 and the pro forma as adjusted balance sheet data as of December 31, 2005 reflect the conversion of all of our outstanding shares of convertible preferred stock into 15,197,712 shares of common stock in connection with this offering. The pro forma as adjusted balance sheet data further reflect the sale of 5,500,000 shares of common stock in this offering, assuming an initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	Year Ended December 31,

	2003	2004	2005

	(in thousands, except share and
	per share amounts)
Statements of Operations Data:
Revenue	$1,002	$2,436	$2,230
Operating expenses:
Research and development(1)	11,487	15,147	26,235
General and administrative(1)	4,213	4,155	9,654

Total operating expenses(1)	15,700	19,302	35,889

Loss from operations	(14,698)	(16,866)	(33,659)
Interest and other income and interest expense, net	370	241	1,257

Net loss	$(14,328)	$(16,625)	$(32,402)

Basic and diluted net loss per common share	$(10.81)	$(11.41)	$(18.98)

Shares used to compute basic and diluted net loss per common share	1,325,167	1,457,108	1,707,345

Pro forma basic and diluted net loss per common share (unaudited)			$(1.92)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			16,905,057

(1) Includes stock-based compensation as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Research and development	$32	$59	$167
General and administrative	—	—	874

Total	$32	$59	$1,041

During the year ended December 31, 2005, we also recorded compensation expense in relation to the extinguishment of officer notes receivable, representing $875,000 of research and development expense and $3.1 million of general and administrative expense.

	December 31, 2005

		Pro Forma As
		Adjusted
	Actual	(unaudited)

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$38,369	$92,434
Working capital	30,760	84,825
Total assets	47,405	101,470
Noncurrent portion of equipment financing obligations	5,155	5,155
Convertible preferred stock	107,194	—
Deficit accumulated during development stage	(77,170)	(77,170)
Total stockholders’ equity (deficit)	(74,385)	86,874

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Relating to Our Business
We have a history of net losses. We expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.
We are not profitable and have incurred significant net losses in each year since our inception, including net losses of approximately $14.3 million, $16.6 million and $32.4 million for the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, we had a deficit accumulated during development stage of approximately $77.2 million. We expect our expenses to increase as we expand our product candidate and manufacturing development programs and add the necessary infrastructure to support operating as a public company. As a result, we expect to incur substantial and increasing net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity (deficit) and working capital.
Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, capital lease and equipment financing and government grants. The size of our future net losses will depend, in part, on the rate of growth of our expenses and the rate of growth, if any, of our revenues. Revenues from potential strategic partnerships are uncertain because we may not enter into any strategic partnerships, and we expect that government grant revenue will decline in future periods. If we are unable to develop and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives marketing approval is insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.
We are a development stage company. Our success depends substantially on our lead product candidates. If we do not develop commercially successful products, we may be forced to cease operations.
You must evaluate us in light of the uncertainties and complexities affecting a development stage pharmaceutical company. We have not yet commenced Phase III trials for any of our product candidates. Each of our product candidates is at an early stage of development and will be unsuccessful if it:

•	does not demonstrate acceptable safety and efficacy in preclinical studies and clinical trials or otherwise does not meet applicable regulatory standards for approval;

•	does not offer therapeutic or other improvements over existing or future drugs used to treat the same or similar conditions;

•	is not capable of being produced in commercial quantities at an acceptable cost, or at all; or

•	is not accepted by patients, the medical community or third party payors.
Our ability to generate product revenue in the future is dependent on the successful development and commercialization of our product candidates. We have not proven our ability to develop and commercialize products. Problems frequently encountered in connection with the development and utilization of new and unproven technologies and the competitive environment in which we operate might limit our ability to develop commercially successful products. We do not expect any of our current product candidates to be commercially available before 2011, if at all. If we are unable to make our product candidates commercially available, we will not generate product revenues and we will not be successful.
We will need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.
We will need to raise additional capital to fund our operations and to develop our product candidates. Our future capital requirements will be substantial and will depend on many factors including:

•	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities, and our manufacturing development and commercial manufacturing activities;

•	the cost, timing and outcomes of regulatory proceedings;

•	the cost and timing of developing sales and marketing capabilities;

•	revenues received from any future products;

•	payments received under any strategic partnerships and government grants;

•	the filing, prosecution and enforcement of patent claims; and

•	the costs associated with commercializing our product candidates if they receive regulatory approval.
We expect our cash burn during 2006 to be approximately $3.5 million per month. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We may be unable to raise sufficient additional capital on favorable terms to us, or at all. If we fail to raise sufficient funds, we will have to delay development programs or reduce or cease operations, or we may be required to enter into a strategic partnership at an earlier stage of development than currently anticipated. We anticipate that the net proceeds of this offering and interest earned thereon, together with existing cash, cash equivalents and marketable securities, will enable us to maintain our currently planned operations through at least the next 18 months. Our estimates of future capital use are uncertain, and changes in our development plans, partnering activities, regulatory requirements and other developments may increase our rate of spending and decrease the amount of time our available resources will fund our operations.

We may never be able to generate a sufficient amount of product revenue to cover our expenses. Until we do, we expect to finance our future cash needs through public or private equity offerings, debt financings, strategic partnerships or licensing arrangements, as well as interest income earned on cash balances. If we raise additional funds by issuing equity securities, our stockholders’ equity will be diluted. Any financing transaction may contain unfavorable terms. If we raise additional funds through strategic partnerships, we may be required to relinquish rights to our product candidates or technologies, or to grant licenses on terms that are not favorable to us.
Unless our preclinical studies demonstrate the safety of our product candidates, we will not be able to commercialize our product candidates.
To obtain regulatory approval to market and sell any of our product candidates, we must satisfy the U.S. Food and Drug Administration, or FDA, and other regulatory authorities abroad, through extensive preclinical studies, that our product candidates are safe. Our Staccato technology creates condensation aerosols from drug compounds, and there currently are no approved products that use a similar method of drug delivery. Companies developing other inhalation products have not defined or successfully completed the types of preclinical studies we believe will be required for submission to regulatory authorities as we seek approval to conduct our clinical trials. We may not conduct the types of preclinical testing eventually required by regulatory authorities, or the preclinical tests may indicate that our product candidates are not safe for use in humans. Preclinical testing is expensive, can take many years and have an uncertain outcome. In addition, success in initial preclinical testing does not ensure that later preclinical testing will be successful. We may experience numerous unforeseen events during, or as a result of, the preclinical testing process, which could delay or prevent our ability to develop or commercialize our product candidates, including:

•	our preclinical testing may produce inconclusive safety results, which may require us to conduct additional preclinical testing or to abandon product candidates that we believed to be promising;

•	our product candidates may have unfavorable pharmacology, toxicology or carcinogenicity; and

•	our product candidates may cause undesirable side effects.
Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which would adversely impact our financial results and prospects.
Preclinical studies indicated possible adverse impact of pulmonary delivery of AZ-001.
In our daily dosing animal toxicology studies of prochlorperazine, the active pharmaceutical ingredient, or API, in AZ-001, we detected changes to, and increases of, the cells in the upper airway of the test animals. The terms for these changes and increases are “squamous metaplasia” and “hyperplasia,” respectively. We also observed lung inflammation in some animals. These findings occurred in daily dosing studies at doses that were proportionately substantially greater than any dose we expect to continue to develop or commercialize. In subsequent toxicology studies of AZ-001 involving intermittent dosing consistent with its intended use, we detected lower incidence and severity of the changes to, and increases of, the cells in the upper airway of the test animals compared to the daily dosing results. We did not observe any lung inflammation with intermittent dosing. These findings suggest that the delivery of the pure drug compound of AZ-001 at the proportionately higher doses used in daily dosing studies may cause adverse consequences if we were to administer prochlorperazine chronically for prolonged periods of time. If we observe these findings in our clinical trials of AZ-001, it could prevent further development or commercialization of AZ-001.

Failure or delay in commencing or completing clinical trials for our product candidates could harm our business.
To date, we have not completed all the clinical trials necessary to support an application with the FDA for approval to market any of our product candidates. Current and planned clinical trials may be delayed or terminated as a result of many factors, including:

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

•	regulators or institutional review boards may not authorize us to commence a clinical trial;

•	regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable health risks;

•	we may experience slower than expected patient enrollment or lack of a sufficient number of patients that meet the enrollment criteria for our clinical trials;

•	patients may not complete clinical trials due to safety issues, side effects, dissatisfaction with the product candidate, or other reasons;

•	we may have difficulty in maintaining contact with patients after treatment, preventing us from collecting the data required by our study protocol;

•	lack of efficacy of product candidates during clinical trials; and

•	we may experience governmental or regulatory delays, failure to obtain regulatory approval or changes in regulatory requirements, policy and guidelines.
Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our product candidates and harm our business and financial condition. It is possible that none of our product candidates will complete clinical trials or receive regulatory approval, which would severely harm our business and financial condition.
If our product candidates do not meet safety and efficacy endpoints in clinical trials, they will not receive regulatory approval, and we will be unable to market them.
Our product candidates are in preclinical and clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. The clinical development and regulatory approval process is extremely expensive and takes many years. The timing of any approval cannot be accurately predicted. If we fail to obtain regulatory approval for our current or future product candidates, we will be unable to market and sell them and therefore may never be profitable.
As part of the regulatory process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory authorities abroad. The number and design of clinical trials that will be required varies depending on the product candidate, the condition being evaluated, the trial results and regulations applicable to any particular product candidate.

Prior clinical trial program designs and results are not necessarily predictive of future clinical trial designs or results. Preliminary results may not be confirmed upon full analysis of the detailed results of a trial. Product candidates in later stage clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials with acceptable endpoints.
If our product candidates fail to show a clinically significant benefit compared to placebo, they will not be approved for marketing. Device failure rates higher than we anticipate may result in clinical trials that do not meet their specific efficacy endpoints. We experienced a 3% device failure rate in our Phase IIa clinical trial of AZ-001, which impacted the results of this trial. The design of our clinical trials is based on many assumptions about the expected effect of our product candidates, and if those assumptions prove incorrect, the clinical trials may not produce statistically significant results. In addition, because we are developing AZ-002 for a novel indication, and may develop future product candidates for other novel indications, and because our Staccato technology is not similar to other approved drug delivery methods, there is no clear precedent for the application of detailed regulatory requirements to our product candidates. We cannot assure you that the design of, or data collected from, the clinical trials of our product candidates will be sufficient to support the FDA and foreign regulatory approvals.
Regulatory authorities may not approve our product candidates even if they meet safety and efficacy endpoints in clinical trials.
The FDA and other foreign regulatory agencies can delay, limit or deny marketing approval for many reasons, including:

•	a product candidate may not be considered safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional work on our part.
Any delay in, or failure to receive or maintain, approval for any of our product candidates could prevent us from ever generating meaningful revenues or achieving profitability.
Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, or their advisors may disagree with our trial design and our interpretations of data from preclinical studies and clinical trials. Regulatory agencies may change requirements for approval even after a clinical trial design has been approved. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.
Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals, and the sale of any future products could be suspended.
Even if we receive regulatory approval to market a particular product candidate, the FDA or a foreign regulatory authority could condition approval on conducting additional costly post-approval studies or could limit the scope of our approved labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, we will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the FDA imposes extensive regulatory requirements on the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product.
If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with any future products, suppliers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, suppliers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.
If we do not produce our devices cost effectively, we will never be profitable.
Our Staccato based product candidates contain electronic and other components in addition to the active pharmaceutical ingredients. As a result of the cost of developing and producing these components, the cost to produce our product candidates, and any approved products, will likely be higher per dose than the cost to produce intravenous or oral tablet products. This increased cost of goods may prevent us from ever selling any products at a profit. In addition, we are developing single dose and multiple dose versions of our Staccato system. Developing multiple versions of our Staccato system may reduce or eliminate our ability to achieve manufacturing economies of scale. In addition, developing multiple versions of our Staccato system reduces our ability to focus development resources on each version, potentially reducing our ability to effectively develop any particular version. We expect to continue to modify each of our product candidates throughout their clinical development to improve their performance, dependability, manufacturability and quality. Some of these modifications may require additional regulatory review and approval, which may delay or prevent us from conducting clinical trials. The development and production of multiple versions of our technology entail a number of technical challenges, including achieving adequate dependability, that may be expensive or time consuming to solve. Any delay in or failure to develop and manufacture any future products in a cost effective way could prevent us from generating any meaningful revenues and prevent us from becoming profitable.

We rely on third parties to conduct our preclinical studies and our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for our product candidates, or we may be delayed in doing so.
We do not have the ability to conduct preclinical studies or clinical trials independently for our product candidates. We must rely on third parties, such as contract research organizations, medical institutions, academic institutions, clinical investigators and contract laboratories, to conduct our preclinical studies and clinical trials. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. The FDA requires us to comply with regulations and standards, commonly referred to as good laboratory practices, or GLP, for conducting and recording the results of our preclinical studies and good clinical practices for conducting, monitoring, recording and reporting the results of clinical trials, to assure that data and reported results are accurate and that the clinical trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with the FDA’s good clinical practice regulations, do not adhere to our clinical trial protocols or otherwise fail to generate reliable clinical data, we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.
Problems with the third parties that manufacture the active pharmaceutical ingredients in our product candidates may delay our clinical trials or subject us to liability.
We do not currently own or operate manufacturing facilities for clinical or commercial production of the API used in any of our product candidates. We have no experience in drug manufacturing and we lack the resources and the capability to manufacture any of the APIs used in our product candidates, on either a clinical or commercial scale. As a result, we rely on third parties to supply the API used in AZ-001 (Staccato prochlorperazine), AZ-002 (Staccato alprazolam), AZ-004 (Staccato loxapine) and AZ-003 (Staccato fentanyl). We expect to continue to depend on third parties to supply the API for our lead product candidates and any additional product candidates we develop in the foreseeable future.
An API manufacturer must meet high precision and quality standards for that API to meet regulatory specifications and comply with regulatory requirements. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with current good manufacturing practice, or cGMP, and other applicable government regulations and corresponding foreign standards. Additionally, a contract manufacturer must pass a pre-approval inspection by the FDA to ensure strict compliance with cGMP prior to the FDA’s approval of any product candidate for marketing. A contract manufacturer’s failure to conform with cGMP could result in the FDA’s refusal to approve or a delay in the FDA’s approval of a product candidate for marketing. We are ultimately responsible for confirming that the APIs used in our product candidates are manufactured in accordance with applicable regulations.
Our third party suppliers may not carry out their contractual obligations or meet our deadlines. In addition, the API they supply to us may not meet our specifications and quality policies and procedures. If we need to find alternative suppliers of the API used in any of our product candidates, we may not be able to contract for such supplies on acceptable terms, if at all. Any such failure to supply or delay caused by such contract manufacturers would have an adverse affect on our ability to continue clinical development of our product candidates or commercialize any future products.

If our third party drug suppliers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we could be subject to certain product liability claims in the event such failure to comply resulted in defective products that caused injury or harm.
If we experience problems with the manufacturers of components of our product candidates, our development programs may be delayed or we may be subject to liability.
We outsource the manufacturing of some of the components of our Staccato system, including the controllers for our multiple dose design, the printed circuit boards and the plastic airways. We have no experience in the manufacturing of these components, and we currently lack the resources and the capability to manufacture them, on either a clinical or commercial scale. As a result, we rely on third parties to supply these components. We expect to continue to depend on third parties to supply these components for our current product candidates and any devices based on the Staccato system we develop in the foreseeable future. In the future, we may outsource the manufacture of additional components, including the heat packages in our single dose design.
The third party suppliers of the components of our Staccato system must meet high precision and quality standards for those components to comply with regulatory requirements. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with the FDA’s Quality System Regulation, or QSR, which sets forth the FDA’s current good manufacturing practice requirements for medical devices and their components, and other applicable government regulations and corresponding foreign standards. We are ultimately responsible for confirming that the components used in the Staccato system are manufactured in accordance with the QSR or other applicable regulations.
Our third party suppliers may not comply with their contractual obligations or meet our deadlines, or the components they supply to us may not meet our specifications and quality policies and procedures. If we need to find alternative suppliers of the components used in the Staccato system, we may not be able to contract for such components on acceptable terms, if at all. Any such failure to supply or delay caused by such contract manufacturers would have an adverse affect on our ability to continue clinical development of our product candidates or commercialize any future products.
In addition, the heat packages used in the single dose version of our Staccato system are manufactured using certain energetic, or highly combustible, materials that are used to generate the rapid heating necessary for vaporizing the drug compound while avoiding degradation. Manufacture of products containing these types of materials is regulated by the U.S. government. We have entered into a joint development agreement with Autoliv ASP, Inc. for the manufacture of the heat packages in our single dose version of our Staccato system. If Autoliv is unable to manufacture the heat packages to our specifications, or does not carry out its contractual obligations to develop our heat packages or to supply them to us, our clinical trials may be delayed, suspended or terminated while we seek additional suitable manufacturers of our heat packages, which may prevent us from commercializing our product candidates that utilize the single dose version of the Staccato system.
If we do not establish strategic partnerships, we will have to undertake development and commercialization efforts on our own, which would be costly and delay our ability to commercialize any future products.
A key element of our business strategy is our intent to selectively partner with pharmaceutical and biotechnology companies to obtain assistance for the development and potential commercialization of our product candidates. We intend to enter into strategic partnerships with third parties to develop and commercialize our product candidates that are intended for larger markets, and we may enter into strategic partnerships for product candidates that are targeted toward specialty markets. We believe the effective commercialization of AZ-001 and AZ-003 will require a large, sophisticated sales and marketing organization. To date, we have not entered into any strategic partnerships for any of our product candidates. We face significant competition in seeking appropriate strategic partners, and these strategic partnerships can be intricate and time consuming to negotiate and document. We may not be able to negotiate strategic partnerships on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any strategic partnerships because of the numerous risks and uncertainties associated with establishing strategic partnerships. If we are unable to negotiate a strategic partnership for a particular product candidate we may be forced to curtail the development of that product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of our sales or marketing activities or undertake development or commercialization activities at our own expense. In addition, we will bear all the risk related to the development of that product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.
If we enter into strategic partnerships, we may be required to relinquish important rights to and control over the development of our product candidates or otherwise be subject to terms unfavorable to us.
If we enter into any strategic partnerships, we will be subject to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our strategic partners devote to the development or commercialization of product candidates;

•	strategic partners may delay clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;

•	strategic partners may not pursue further development and commercialization of products resulting from the strategic partnering arrangement or may elect to discontinue research and development programs;

•	strategic partners may not commit adequate resources to the marketing and distribution of any future products, limiting our potential revenues from these products;

•	disputes may arise between us and our strategic partners that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	strategic partners may experience financial difficulties;

•	strategic partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•	business combinations or significant changes in a strategic partner’s business strategy may also adversely affect a strategic partner’s willingness or ability to complete its obligations under any arrangement;

•	strategic partners could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	strategic partners could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing our product candidates.

If we fail to gain market acceptance among physicians, patients, third-party payors and the medical community, we will not become profitable.
The Staccato system is a fundamentally new method of drug delivery. Any future product based on our Staccato system may not gain market acceptance among physicians, patients, third-party payors and the medical community. If these products do not achieve an adequate level of acceptance, we will not generate sufficient product revenues to become profitable. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	demonstration of efficacy and safety in clinical trials;

•	the existence, prevalence and severity of any side effects;

•	potential or perceived advantages or disadvantages compared to alternative treatments;

•	perceptions about the relationship or similarity between our product candidates and the parent drug compound upon which each product candidate is based;

•	the timing of market entry relative to competitive treatments;

•	the ability to offer any future products for sale at competitive prices;

•	relative convenience, product dependability and ease of administration;

•	the strength of marketing and distribution support;

•	the sufficiency of coverage and reimbursement of our product candidates by governmental and other third-party payors; and

•	the product labeling or product insert required by the FDA or regulatory authorities in other countries.
Our pipeline may be limited by the number of drug compounds suitable for use with the Staccato system.
The current versions of the Staccato system cannot deliver large molecule drugs, such as peptides and proteins. In addition, the physical size of the metal substrates in the single dose and multiple dose versions of the Staccato system limits their use to drugs that require dose amounts less than 10 to 15 milligrams and 100 to 200 micrograms, respectively. Further, approximately 200 of the 400 small molecule compounds we have screened for initial vaporization feasibility did not form drug aerosols with the 97% purity we use as an internal standard for further development. There are also many drug compounds that are covered by composition of matter patents that prevent us from developing the compound in the Staccato system without a license from the patent owner, which may not be available on acceptable terms, if at all. If we are not able to identify additional drug compounds that can be developed with the Staccato system, we will not be able to implement our strategy of filing one to two INDs per year and we may not develop enough products to develop a sustainable business.
AZ-001 and other product candidates that we may develop may require expensive carcinogenicity tests.
The API in AZ-001, prochlorperazine, was approved by the FDA in 1956 for the treatment of severe nausea and vomiting. At that time, the FDA did not require the carcinogenicity testing that is now mandatory for marketing approval. We have not discussed with the FDA whether we will be required to perform such testing in connection with our application for marketing approval of AZ-001. If we are required to conduct such carcinogenicity testing, it will be expensive and require significant additional resources to complete and may delay approval to market AZ-001. We may encounter similar requirements with other product candidates incorporating drugs that have not undergone carcinogenicity testing. Any carcinogenicity testing we are required to complete will increase the costs to develop a particular product candidate and may delay or halt the development of such product candidate.
If some or all of our patents expire, are invalidated or are unenforceable, or if some or all of our patent applications do not yield issued patents or yield patents with narrow claims, competitors may develop competing products using our or similar intellectual property and our business will suffer.
Our success will depend in part on our ability to obtain and maintain patent and trade secret protection for our technologies and product candidates both in the United States and other countries. We do not know whether any patents will issue from any of our pending or future patent applications. In addition, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.
The degree of protection for our proprietary technologies and product candidates is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	the claims of our issued patents may be narrower than as filed and not sufficiently broad to prevent third parties from circumventing them;

•	we may not develop additional proprietary technologies or drug candidates that are patentable;

•	our patent applications or patents may be subject to interference, opposition or similar administrative proceedings;

•	any patents issued to us or our potential strategic partners may not provide a basis for commercially viable products or may be challenged by third parties in the course of litigation or administrative proceedings such as reexaminations or interferences; and

•	the patents of others may have an adverse effect on our ability to do business.
Even if valid and enforceable patents cover our product candidates and technologies, the patents will provide protection only for a limited amount of time.
Our and our potential strategic partners’ ability to obtain patents is uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the policies governing pharmaceutical and medical device patents outside the United States may be even more uncertain. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
Even if patents are issued regarding our product candidates or methods of using them, those patents can be challenged by our competitors who can argue that our patents are invalid and/ or unenforceable. Third parties may challenge our rights to, or the scope or validity of, our patents. Patents also may not protect our product candidates if competitors devise ways of making these or similar product candidates without legally infringing our patents. The Federal Food, Drug and Cosmetic Act and the FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug or device in order to facilitate the approval of generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.
We also rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. The employees, consultants, contractors, outside scientific collaborators and other advisors of our company and our strategic partners, if any, may unintentionally or willfully disclose our confidential information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming and the outcome is unpredictable. Failure to protect or maintain trade secret protection could adversely affect our competitive business position.
Our research and development collaborators may have rights to publish data and other information in which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our trade secrets and may impair our patent rights. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.
Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend time and money and could shut down some of our operations.
Our commercial success depends in part on not infringing patents and proprietary rights of third parties. Others have filed, and in the future are likely to file, patent applications covering products that are similar to our product candidates, as well as methods of making or using similar or identical products. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party. We may not be able to obtain these licenses at a reasonable cost, if at all.
In particular, we are aware of at least two pending U.S. patent applications and foreign counterparts filed by a biopharmaceutical company relating to the use of drugs, including alprazolam which is the API in AZ-002, for treating disorders of the central nervous system by pulmonary delivery. In addition, we are aware of another pending U.S. patent application and foreign counterparts, filed by another biopharmaceutical company, that claims a method of making a vapor medicament under specific manufacturing conditions. We do not currently have a license to these patent applications. If these patent applications were to result in issued patents as originally filed, the relevant patent holders at that time may assert that we require licenses.
If these patent applications issue as originally filed, we believe we have valid defenses against any assertions that our product candidates are infringing. We do not know whether a court would determine that our defenses are valid. If we decide to pursue a license to one or more of these patent applications, or patents issued therefrom, we do not know that we will be able to obtain such a license on commercially reasonable terms, or at all.
In addition, administrative proceedings, such as interferences and reexaminations before the U.S. Patent and Trademark Office, could limit the scope of our patent rights. We may incur substantial costs and diversion of management and technical personnel as a result of our involvement in such proceedings. In particular, our patents and patent applications may be subject to interferences in which the priority of invention may be awarded to a third party. We do not know whether our patents and patent applications will be entitled to priority over patents or patent applications held by such a third party. Our issued patents may also be subject to reexamination proceedings. We do not know whether our patents would survive reexamination in light of new questions of patentability that may be raised following their issuance.
Third parties may assert that we are employing their proprietary technology or their proprietary products without authorization. In addition, third parties may already have or may obtain patents in the future and claim that use of our technologies or our products infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourself against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief, which could effectively block our ability to further develop, commercialize and sell any future products and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products. In the event we cannot develop alternative methods or products, we may be effectively blocked from developing, commercializing or selling any future products. Defense of any lawsuit or failure to obtain any of these licenses would be expensive and could prevent us from commercializing any future products.
We review from time to time publicly available information concerning the technological development efforts of other companies in our industry. If we determine that these efforts violate our intellectual property or other rights, we intend to take appropriate action, which could include litigation. Any action we take could result in substantial costs and diversion of management and technical personnel in enforcing our patents or other intellectual property rights against others. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor.

Competition in the pharmaceutical industry is intense. If our competitors are able to develop and market products that are more effective, safer or less costly than any future products that we may develop, our commercial opportunity will be reduced or eliminated.
We face competition from established as well as emerging pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any future products that we may develop and commercialize. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.
We anticipate that, if approved, AZ-001 would compete with currently marketed triptan drugs and with other migraine headache treatments, including intravenous, or IV, delivery of prochlorperazine, the API in AZ-001. In addition, we are aware of at least 14 product candidates for the treatment of migraines, including triptan products and a sumatriptan/naproxen combination product.
We anticipate that, if approved, AZ-002 would compete with the oral tablet form of alprazolam and several other approved anti-depressant drugs.
We anticipate that, if approved, AZ-004 would compete with the available intramuscular, or IM, injectable form and oral forms of loxapine for the treatment of agitation, and other forms of available antipsychotic drugs. In addition, we are aware of a post marketing study of quetiapine for reducing agitation in elderly patients with Alzheimer’s disease.
We anticipate that, if approved, AZ-003 would compete with some of the available forms of fentanyl, including injectable fentanyl and fentanyl delivered on a transmucosal drug matrix on a handle. We are also aware of a transdermal fentanyl product that has recently received an approvable letter from the FDA and at least 18 products in Phase II and Phase III development for acute pain, five of which are fentanyl products. Two of these fentanyl products are inhaled versions. In addition, if approved, AZ-003 would compete with various generic opioid drugs, such as oxycodone, hydrocodone and morphine, or combination products including one or more of such drugs.
Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to discover quickly and develop novel compounds or drug delivery technology that could make our product candidates obsolete. Smaller or early stage companies may also prove to be significant competitors, particularly through strategic partnerships with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing products before we do. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate significant product revenue.
We do not have a sales and marketing organization and have no experience in the sales, marketing and distribution of pharmaceutical products. There are risks involved with establishing our own sales and marketing capabilities, as well as entering into arrangements with third parties to perform these services. Developing an internal sales force is expensive and time consuming and could delay any product launch. On the other hand, if we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any products that we develop ourselves.
We may establish our own specialty sales force and/or engage pharmaceutical or other healthcare companies with existing sales and marketing organization and distribution systems to sell, market and distribute any future products. We may not be able to establish a specialty sales force or establish sales and distribution relationships on acceptable terms. Factors that may inhibit our efforts to commercialize any future products without strategic partners or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
Because the establishment of sales and marketing capabilities depends on the progress towards commercialization of our product candidates and because of the numerous risks and uncertainties involved with establishing our own sales and marketing capabilities, we are unable to predict when, if ever, we will establish our own sales and marketing capabilities. However, we do not anticipate establishing sales and marketing capabilities until at least 2010. If we are not able to partner with a third party and are unsuccessful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.
If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to develop or commercialize our product candidates.
We are highly dependent on our President and Chief Executive Officer, Thomas B. King, the loss of whose services might adversely impact the achievement of our objectives. In addition, recruiting and retaining qualified clinical, scientific and engineering personnel to manage clinical trials of our product candidates and to perform future research and development work will be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced management and clinical, scientific and engineering personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. In addition, we do not have employment agreements with any of our employees, and they could leave our employment at will. We have change of control agreements with certain of our executive officers that provide for certain benefits upon termination or a change in role or responsibility in connection with a change of control of our company. We do not maintain life insurance policies on any employees. Failure to attract and retain personnel would prevent us from developing and commercializing our product candidates.

We may encounter difficulties in managing our growth, which could increase our losses.
We expect to experience substantial growth in our business over the next few years. We expect to increase our number of employees substantially to service our internal programs and planned strategic partnering arrangements. This growth will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our losses could increase. Our need to manage our operations and growth effectively requires us to continue to expend funds to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to implement improvements to our management information and control systems successfully in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then management may receive inadequate information to manage our day to day operations.
Our ability to generate revenue from any products that we may develop will depend in significant part on the sufficiency of third-party coverage and reimbursement of such products.
Our ability to commercialize successfully and to attract strategic partners for our product candidates or future products depends in significant part on the availability of adequate coverage and reimbursement from third-party payors, including governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Third-party payors increasingly are challenging prices charged for medical products and services and may consider products that we may develop less safe, less effective or less cost effective than existing products. Therefore, third-party payors may not provide coverage and reimbursement for our products, in whole or in part.
In addition, the market for our future products will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. Industry competition to be included in such formularies results in downward pricing pressures on pharmaceutical companies. Third-party payors may refuse to include a particular branded drug in their formularies when a generic equivalent is available.
Although we believe any products that we may develop will be sufficiently different from the generic drugs upon which they are based, so as to be considered unique and not subject to substitution by a generic drug, it is possible that a third-party payor may take a different view. In any event, even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of the existing parent generic drug may limit the amount we will be able to charge for our products.
We cannot provide assurances that our products will be placed on third-party payors’ formularies or that downward pricing pressure in the industry will not adversely affect our results of operations. If coverage or reimbursement for any future products is not available or is not sufficient, we or any strategic partners may not be able to successfully commercialize our future products or may not be able to earn a satisfactory financial return on any products that we take to market.
Outside the United States, regulatory authorities in certain countries set prices for medical products and services. We cannot be sure that any prices set for any products we may develop will be acceptable to us or will enable us to commercialize our products successfully in those markets.
Current health care laws and regulations and future legislative or regulatory changes to the healthcare system may affect our ability to sell any products we may develop.
In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, among other things, establishes a new Part D prescription drug benefit beginning January 1, 2006 and changes coverage and reimbursement for drugs and devices under existing benefits. It remains difficult to predict the full impact that the MMA will have on us and our industry.
We are unable to predict what additional legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other healthcare system reforms that are adopted could have a material adverse effect on our ability to commercialize successfully any future products or could limit or eliminate our spending on development projects and affect our ultimate profitability.
If plaintiffs bring product liability lawsuits against us, we may incur substantial liabilities and may be required to limit commercialization of the product candidates that we may develop.
We face an inherent risk of product liability as a result of the clinical testing of our product candidates in clinical trials and will face an even greater risk if we commercialize any products. We may be held liable if any product we develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates or products that we may develop, injury to our reputation, withdrawal of clinical trials, costs to defend litigation, substantial monetary awards to clinical trial participants or patients, loss of revenue and the inability to commercialize any products that we develop. We have product liability insurance that covers our clinical trials up to a $5.0 million aggregate annual limit. We intend to expand product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for any products that we may develop. However, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or delay the commercialization of our product candidates. If we are sued for any injury caused by any future products, our liability could exceed our total assets.
Our product candidates AZ-002 and AZ-003 contain drug substances which are regulated by the U.S. Drug Enforcement Administration. Failure to comply with applicable regulations could harm our business.
The Controlled Substances Act imposes various registration, recordkeeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. The U.S. Drug Enforcement Administration, or DEA, regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Alprazolam, the API in AZ-002, is regulated as a Schedule IV substance and fentanyl, the API in AZ-003, is regulated as a Schedule II substance. Each of these product candidates is subject to DEA regulations relating to manufacture, storage, distribution and physician prescription procedures, and the DEA regulates the amount of the scheduled substance that would be available for clinical trials and commercial distribution. As a Schedule II substance, fentanyl is subject to more stringent controls, including quotas on the amount of product that can be manufactured as well as a prohibition on the refilling of prescriptions without a new prescription from the physician. The DEA periodically inspects facilities for compliance with its rules and regulations. Failure to comply with current and future regulations of the DEA could lead to a variety of sanctions, including revocation, or denial of renewal, or of DEA registrations, injunctions, or civil or criminal penalties and could harm our business and financial condition.

The single dose version of our Staccato system contains materials that are regulated by the U.S. government, and failure to comply with applicable regulations could harm our business.
The single dose version of our Staccato system uses energetic materials to generate the rapid heating necessary for vaporizing the drug compound, while avoiding degradation. Manufacture of products containing energetic materials is controlled by the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives, or ATF. Technically, the energetic materials used in our Staccato system are classified as “low explosives” and the ATF has granted us a license/ permit for the manufacture of such low explosives. Additionally, due to inclusion of the energetic materials in our Staccato system, the Department of Transportation, or DOT, regulates shipments of the single dose version of our Staccato system. The DOT has granted the single dose version of our Staccato system “Not Regulated as an Explosive” status. Failure to comply with the current and future regulations of the ATF or DOT could subject us to future liabilities and could harm our business and financial condition. Furthermore, these regulations could restrict our ability to expand our facilities or construct new facilities or could require us to incur other significant expenses in order to maintain compliance.
We use hazardous chemicals and highly combustible materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.
Our research and development processes involve the controlled use of hazardous materials, including chemicals. We also use energetic materials in the manufacture of the chemical heat packages that are used in our single dose devices. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials and our liability may exceed our total assets. We maintain insurance for the use of hazardous materials in the aggregate amount of $1.0 million, which may not be adequate to cover any claims. Compliance with environmental and other laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts.
Certain of our suppliers are working with these types of hazardous and highly combustible materials in connection with our component manufacturing agreements. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous and highly combustible materials. Further, under certain circumstances, we have agreed to indemnify our suppliers against damages and other liabilities arising out of development activities or products produced in connection with these agreements.
We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow and to satisfy new reporting requirements.
The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and rules enacted and proposed by the U.S. Securities and Exchange Commission, or SEC, and by the Nasdaq Stock Market, will result in increased costs to us as we undertake efforts to comply with rules and respond to the requirements applicable to public companies. The rules make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage as compared to the polices previously available to public companies. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

As a public company, we will need to comply with Sarbanes-Oxley and the related rules and regulations of the SEC, including expanded disclosure, accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of Sarbanes-Oxley and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow to satisfy new reporting requirements. We currently do not have an internal audit group. In addition, we will need to hire additional legal and accounting staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2007, which we will file in early 2008. If we are unable to complete the required assessment as to the adequacy of our internal reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2007, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.
Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities and equipment, which could cause us to curtail or cease operations.
Our facilities are located in the San Francisco Bay Area near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any disaster was to occur, our ability to operate our business could be seriously impaired. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.
Risks Relating to this Offering
Our stock price may be extremely volatile, and you may not be able to resell your shares at or above the offering price.
The trading prices of life science and biotechnology company stocks in general have experienced extreme price fluctuations in recent years. The valuations of many life science companies without consistent product revenues and earnings are extraordinarily high based on conventional valuation standards, such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public’s perception of the prospects of life science or biotechnology companies could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as terrorism, military conflict, recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to various factors, including:

•	actual or anticipated results of our clinical trials;

•	actual or anticipated regulatory approvals of our product candidates or competing products;

•	changes in laws or regulations applicable to our product candidates;

•	changes in the expected or actual timing of our development programs;

•	period to period fluctuations in our operating results;

•	announcements of new technological innovations or new products by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in the life science and biotechnology industries;

•	changes in the market valuations of other life science or biotechnology companies;

•	developments in domestic and international governmental policy or regulations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	sales of our common stock by us; and

•	sales and distributions of our common stock by our stockholders.
In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.
Future sales of our common stock may depress our stock price.
The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be approximately 22,646,381 shares of common stock outstanding immediately after this offering, or approximately 23,471,381 shares if the representatives of the underwriters exercise their overallotment option in full. Of these shares, 5,573,952 shares (including 5,500,000 shares sold in this offering other than any shares sold to our affiliates) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, 23,882 shares will be eligible for sale pursuant to Rules 144 and 701 of the Securities Act 90 days after the date of this prospectus. An aggregate of 17,048,547 shares are subject to lock-up agreements providing that the stockholders will not offer, sell or otherwise dispose of any of the shares of common stock owned by them until 180 days after the date of this prospectus, subject to customary exceptions.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.
After this offering, our officers, directors and principal stockholders (holders of more than 5% of our outstanding shares of common stock) will together control approximately 37% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of our officers, directors and principal stockholders may not always coincide with our interests or the interests of other stockholders and, accordingly, these control persons could cause us to enter into transactions or agreements that we would not otherwise consider.
If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.
If we do undertake to acquire businesses, technologies, services or products that we believe are complementary with our business activities, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could reduce your ownership of our common stock and could cause us to incur debt and expose us to future liabilities.
Management may invest or spend the proceeds of this offering in ways that you may not agree with or that may not yield a return.
Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem these uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use a majority of the proceeds from this offering for preclinical and clinical testing for our lead product candidates and for working capital and other general corporate purposes. Because of the number and variability of factors that may determine our use of the net proceeds from this offering, we cannot assure you that the actual uses will not vary substantially from our currently planned uses. We intend to invest the net proceeds from this offering prior to their use in short-term, interest bearing, investment grade and U.S. government securities.
If you purchase our common stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.
The assumed initial public offering price of our common stock is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based upon an assumed initial public offering price per share of $11.00, pro forma as adjusted net tangible book value per share after the offering would have been $3.84 as of December 31, 2005. This represents an immediate increase in pro forma net tangible book value of $1.92 per share to existing stockholders and an immediate dilution of $7.16 per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price. Further, investors purchasing common stock in this offering will contribute approximately 36.5% of the total amount invested by all purchasers of our stock, but will own only approximately 24.3% of the shares of common stock outstanding after this offering. This dilution is due to:

•	investors who purchased shares of our capital stock prior to this offering having paid substantially less for their shares than the price offered to the public in this offering; and

•	the exercise of stock options granted to our employees.
As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. For more information, please refer to the section of this prospectus entitled “Dilution.”
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. These provisions include a prohibition on actions by our stockholders by written consent. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.
We have never paid dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future.
We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	the success and timing of our preclinical studies and clinical trials;

•	our ability to obtain and maintain regulatory approval for our product candidates;

•	our plans to develop and commercialize our product candidates;

•	the loss of key scientific or management personnel;

•	the size and growth potential of the potential markets for our product candidates and our ability to serve those markets;

•	regulatory developments in the United States and foreign countries;

•	the rate and degree of market acceptance of any future products;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and our ability to obtain additional financing;

•	our ability to attract strategic partners with development, regulatory and commercialization expertise;

•	our ability to obtain and maintain intellectual property protection for our product candidates and our Staccato delivery technology;

•	the successful development of our marketing capabilities;

•	the success of competing drugs that are or become available; and

•	the performance of third party manufacturers which provide a supply of the components included in our products and any future products.
In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.
We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements. We may not update these forward-looking statements even though our situation may change in the future.

USE OF PROCEEDS
We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $54.1 million, or approximately $62.5 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by $5.1 million, assuming the number of shares offered by us, as set forth on the cover pages of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
We currently expect to use our net proceeds from this offering as follows:

•	approximately $14.0 million for preclinical and clinical testing of AZ-001;

•	approximately $11.0 million for preclinical and clinical testing of AZ-002;

•	approximately $7.5 million for preclinical and clinical testing of AZ-004;

•	approximately $5.5 million for preclinical and clinical testing of AZ-003; and

•	the balance for working capital and other general corporate expenses.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, product candidates, technologies or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
As of December 31, 2005, we had $38.4 million in cash, cash equivalents and short-term marketable securities and $3.2 million available under an equipment line of credit. We believe that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to maintain currently planned operations through at least the next 18 months. We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. However, we expect that during the next 18 months we will be able to:

•	complete a Phase IIb clinical trial and commence a Phase III clinical trial for AZ-001;

•	complete Phase IIa clinical trials and commence a Phase IIb clinical trial for each of AZ-002 and AZ-004; and

•	complete a Phase I clinical trial for AZ-003.

We will need to raise substantial additional capital to fund our operations and to develop our product candidates.
The actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon the clinical indication targeted, the development strategy pursued and the results of preclinical studies and earlier clinical trials. The amounts and timing of other expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, competition, manufacturing, activities and any strategic partnerships arrangements we may enter into. As a result, our management will have broad discretion to allocate the net proceeds from this offering.
Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest bearing investment grade and U.S. government securities.

DIVIDEND POLICY
We have never paid any dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our capitalization as of December 31, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (1) the conversion of our outstanding preferred stock into shares of our common stock in connection with this offering and (2) the sale of 5,500,000 shares of our common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	December 31, 2005

		Pro forma As
		Adjusted
	Actual	(unaudited)

	(in thousands, except share data)
Cash, cash equivalents and short-term marketable securities(1)	$38,369	$92,434

Noncurrent portion of equipment financing obligations	5,155	5,155

Convertible preferred stock, $0.0001 par value; 82,000,221 shares authorized, 79,856,703 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	107,194	—

Stockholders’ equity (deficit):

Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—

Common stock, $0.0001 par value; 112,500,000 shares authorized, 1,920,114 shares issued and outstanding actual; 100,000,000 shares authorized, 22,617,826 shares issued and outstanding, pro forma as adjusted	—	2

Additional paid-in capital(1)	5,740	166,997

Deferred stock compensation	(2,925)	(2,925)

Other comprehensive loss	(30)	(30)

Deficit accumulated during development stage	(77,170)	(77,170)

Total stockholders’ equity (deficit)(1)	(74,385)	86,874

Total capitalization(1)	$37,964	$92,029

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) each of cash, cash equivalents and short-term marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $5.1 million, assuming the number of shares offered by us, as set forth on the cover pages of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The outstanding share information in the table above excludes as of December 31, 2005:

•	2,008,020 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.80 per share;

•	114,687 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.09 per share; and

•	1,750,177 shares of our common stock reserved for future issuance under our benefit plans as of the completion of this offering.

DILUTION
If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
Our pro forma net tangible book value at December 31, 2005 was $32.8 million, or $1.92 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on December 31, 2005, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock as if the conversion occurred on December 31, 2005. Our pro forma as adjusted net tangible book value at December 31, 2005, after giving effect to the sale of the 5,500,000 shares of common stock at an assumed initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated offering expenses, would have been $86.9 million, or $3.84 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.92 per share to existing stockholders and an immediate dilution of $7.16 per share to new investors, or approximately 65% of the assumed initial public offering price of $11.00 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00

Pro forma net tangible book value per share at December 31, 2005	$1.92

Increase in pro forma net tangible book value per share attributable to this offering	1.92

Pro forma as adjusted net tangible book value per share after this offering		3.84

Dilution per share to new investors		$7.16

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $5.1 million, the pro forma as adjusted net tangible book value per share by $0.23 per share and the dilution in the pro forma net tangible book value to new investors in this offering by $0.77 per share, assuming the number of shares offered by us, as set forth on the cover pages of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.
The following table shows, as of December 31, 2005, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $11.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	17,117,826	75.7%	$105,173,000	63.5%	$6.14

New investors	5,500,000	24.3	60,500,000	36.5	$11.00

Total	22,617,826	100.0%	$165,673,000	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $5.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.
The above discussion and tables are based on 1,920,114 shares of common stock issued and outstanding as of December 31, 2005 and reflect the automatic conversion of all of our preferred stock into an aggregate of 15,197,712 shares of our common stock and excludes, as of December 31, 2005:

•	2,008,020 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.80 per share;

•	114,687 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.09 per share; and

•	1,750,177 shares of our common stock reserved for future issuance under our benefit plans as of the completion of this offering.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of shares of our common stock held by existing stockholders would decrease to approximately 73.0% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors would increase to approximately 27.0% of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of December 31, 2005 would have been $36.7 million, or $1.91 per share, and our pro forma as adjusted net tangible book value after this offering would be $90.7 million, or $3.67 per share, causing dilution to new investors of $7.33 per share.
In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA
The following tables present selected historical financial data. We derived the selected statements of operations data for the period from December 19, 2000 (inception) to December 31, 2001 and for the year ended December 31, 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 from our audited financial statements and related notes not included in this prospectus. We derived the selected statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected balance sheet data as of December 31, 2004 and 2005 from our audited financial statements and related notes included elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The pro forma basic and diluted net loss per common share data in the statements of operations data for the year ended December 31, 2005 reflect the conversion of all of our outstanding shares of convertible preferred stock into 15,197,712 shares of common stock in connection with this offering. See Note 3 of “Notes to Financial Statements” for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted net loss per common share.

	Period from					Period from
	December 19,					December 19,
	2000					2000
	(inception) to	Year Ended December 31,				(inception) to
	December 31,					December 31,
	2001	2002	2003	2004	2005	2005

	(in thousands, except share and per share data)
Statements of Operations Data:
Revenue	$—	$249	$1,002	$2,436	$2,230	$5,917
Operating expenses:
Research and development(1)	1,070	7,040	11,487	15,147	26,235	60,979
General and administrative(1)	638	1,546	4,213	4,155	9,654	20,206
Acquired in-process research and development	3,916	—	—	—	—	3,916

Total operating expenses(1)	5,624	8,586	15,700	19,302	35,889	85,101

Loss from operations	(5,624)	(8,337)	(14,698)	(16,866)	(33,659)	(79,184)
Interest and other income and interest expense, net	(28)	174	370	241	1,257	2,014

Net loss	$(5,652)	$(8,163)	$(14,328)	$(16,625)	$(32,402)	$(77,170)

Basic and diluted net loss per common share	$(33.10)	$(6.67)	$(10.81)	$(11.41)	$(18.98)

Shares used to compute basic and diluted net loss per common share	170,781	1,223,256	1,325,167	1,457,108	1,707,345

Pro forma basic and diluted net loss per common share (unaudited)					$(1.92)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)					16,905,057

footnotes on following page

(1)	Includes stock-based compensation as follows:

	Period from					Period from
	December					December 19,
	19, 2000					2000
	(inception) to	Year Ended December 31,				(inception) to
	December 31,					December 31,
	2001	2002	2003	2004	2005	2005

	(in thousands)
Research and development	$3	$10	$32	$59	$167	$271
General and administrative	—	—		—	874	874

Total	$3	$10	$32	$59	$1,041	$1,145

During the year ended December 31, 2005 and the period from December 19, 2000 (inception) to December 31, 2005, we recorded compensation expense in relation to the extinguishment of officer notes receivable, representing $875,000 of research and development expense and $3.1 million of general and administrative expense.

	December 31,

	2001	2002	2003	2004	2005

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$7,840	$37,492	$28,387	$59,805	$38,369
Working capital	7,409	37,190	27,144	57,538	30,760
Total assets	8,762	46,535	34,477	69,280	47,405
Noncurrent portion of equipment financing obligations	—	693	1,551	1,840	5,155
Convertible preferred stock	12,433	57,352	57,414	107,194	107,194
Deficit accumulated during development stage	(5,652)	(13,815)	(28,143)	(44,768)	(77,170)
Total stockholders’ equity (deficit)	(4,581)	(12,673)	(26,982)	(43,396)	(74,385)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based upon current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We are developing novel, proprietary products for the treatment of acute and intermittent conditions. Our technology, the Staccato system, enables the precise delivery and rapid onset of therapeutic effect of many small molecule drugs. Our lead product candidates consist of the following:

•	AZ-001 for acute migraine headaches is prochlorperazine incorporated in a chemically heated, single dose Staccato device. We completed a Phase IIa clinical trial for treatment of migraine headaches in October 2005, and we plan to initiate a Phase IIb clinical trial of AZ-001 in the first half of 2006.

•	AZ-002 for acute treatment of panic attacks associated with panic disorder is alprazolam incorporated in a chemically heated, single dose Staccato device. We completed a Phase I clinical trial in September 2005, and we plan to initiate a Phase IIa clinical trial of AZ-002 for acute treatment of panic attacks in the first half of 2006.

•	AZ-004 for treatment of acute agitation in patients with schizophrenia is loxapine incorporated in a chemically heated, single dose Staccato device. We completed a Phase I clinical trial in November 2005, and we plan to initiate a Phase IIa clinical trial of AZ-004 for treatment of acute agitation in patients with schizophrenia in the first half of 2006.

•	AZ-003 for acute pain is fentanyl incorporated in an electrically heated, multiple dose Staccato device. We plan to file an IND and initiate a Phase I clinical trial of AZ-003 in the first half of 2006.
We were incorporated December 19, 2000. To date, we have generated revenues primarily from government grants. We have funded our operations primarily through the sale of equity securities, capital lease and equipment financings and government grants.
From our inception to 2004, we focused on the development of our technology, the selection and preclinical testing of product candidates and the manufacture of clinical trial supplies. In 2004, we expanded our activities to include the clinical development of our product candidates. The continued development of our product candidates will require significant additional expenditures, including for preclinical studies, clinical trials, research and development, manufacturing development and seeking regulatory approvals. We rely on third parties to conduct a portion of our preclinical studies and all of our clinical trials, and we expect these expenditures to increase in future years as we continue development of our product candidates. In the first half of 2006, we intend to initiate a Phase IIb clinical trial for AZ-001, Phase IIa clinical trials for AZ-002 and AZ-004 and a Phase I clinical trial for AZ-003, resulting in expenditures significantly higher than in previous years. If these product candidates continue to progress, expenses for future Phase III clinical trials will be significantly higher than those incurred in Phase II clinical trials.
As our activities have expanded, we have consistently increased the number of our employees, most recently from 79 full time employees as of December 31, 2004 to 120 full time employees as of January 31, 2006. We expect that we will add a significant number of employees in 2006 to support our expanded operations.
We have invested heavily in developing our technology. Research and development expenses for 2003, 2004 and 2005 were $11.5 million, $15.1 million and $26.2 million, respectively. These expenses related to developing our Staccato system, preclinical studies and, during 2004 and 2005, clinical trials. In 2005, we also incurred certain incremental charges to research and development expense as discussed below.
General and administrative expenses were $4.2 million in 2003 and 2004 and $9.7 million in 2005. Approximately $4.1 million of the increase in general and administrative expenses in 2005 resulted from certain incremental charges as described below, while the other $1.4 million increase resulted from additional costs incurred to support overall business growth.
In 2005, we incurred $5.1 million of incremental expense, primarily non-cash charges, related to stock-based compensation and officer loans, including $1.0 million of research and development expenses and $4.1 million of general and administrative expenses. Specifically, the incremental charges included the following:

•	$2.3 million relating to the extinguishment of loans to three executive officers;

•	$1.7 million in cash payments for taxes paid on behalf of the executive officers in connection with the loan extinguishments;

•	$442,000 of non-cash stock-based compensation expenses resulting from variable accounting treatment for stock options grants to executive officers;

•	$404,000 of amortization of deferred stock-based compensation resulting from employee stock option grants with exercise prices below the reassessed fair value of our common stock; and

•	$195,000 of non-cash stock-based compensation expense resulting from non-employee stock option grants.

In settlement for the extinguishment of officer notes extinguished in December 2005, we will increase the exercise price of certain options to purchase common stock held by three executive officers such that the aggregate intrinsic value of their stock option awards is reduced by an amount equal to the amounts of the loans extinguished and related taxes to be paid. We will settle this transaction before the closing of this offering based on the offering price. Upon settlement, the stock option awards will no longer be subject to variable accounting, but will be subject to final measurement.
In addition, effective January 1, 2006, we will be required to measure and recognize compensation expense for all stock-based payments at fair value, in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004) Share Based Payment, or SFAS 123R. We expect that stock-based compensation expense will be significantly greater than the $404,000 of employee stock-based compensation expense recognized in 2005. In addition, we expect that employee stock-based compensation expense recognized in 2006 will be greater than employee stock-based compensation expense presented in our Notes to Financial Statements on a pro forma basis for 2005, as we will no longer be able to apply the minimum value method, but instead must calculate the fair value of our employee stock options using an estimated volatility rate. These factors make it more difficult for us to predict future expense levels.
We have generated $5.9 million in revenue from inception through December 31, 2005, substantially all of which was earned through United States Small Business Innovation Research grants. While grant revenue increased in 2003 and 2004, as compared to the previous years, grant revenue declined slightly in 2005 and we expect that it will further decline in 2006. We intend to place greater emphasis on strategic partnerships and allocate fewer resources to grant efforts.
We have incurred significant losses since our inception. As of December 31, 2005, our deficit accumulated during development stage was $77.2 million and total stockholders’ equity (deficit) was ($74.4) million. We recognized net losses of $14.3 million, $16.6 million and $32.4 million in 2003, 2004 and 2005, respectively. We expect our net losses to increase as we continue our existing and planned preclinical studies and clinical trials, expand our research and development efforts and our manufacturing development, and add the necessary infrastructure to support operating as a public company.
Research and Development Expenses
Most of our operating expenses to date have been for research and development activities. Research and development expenses consist of costs associated with research activities, as well as costs associated with our product development efforts, conducting preclinical studies and clinical trials and manufacturing development efforts. All research and development costs, including those funded by third parties, are expensed as incurred. Research and development expenses include:

•	external research and development expenses incurred under agreements with third party contract research organizations and investigational sites where a substantial portion of our preclinical studies and all of our clinical trials are conducted;

•	third party supplier, consultant and employee related expenses, which include salary and benefits;

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment and laboratory and other supplies; and

•	in 2005, certain incremental charges related to officer loan extinguishments and non-cash stock-based compensation expense.

The table below sets forth our research and development expenses since January 1, 2003 for each of our lead product candidates based on our internal records and estimated allocations of employee time and related expenses:

	Year Ended December 31,

	2003	2004	2005		Total

	(unaudited)
	(in thousands)
Preclinical and clinical development:

AZ-001	$5,514	$8,640	$6,369		$20,523

AZ-002	490	1,930	3,803		6,223

AZ-004	—	119	3,187		3,306

AZ-003	936	1,706	5,021		7,663

Total preclinical and clinical development	6,940	12,395	18,380		37,715

Research	4,547	2,752	7,855	(1)	15,154

Total research and development	$11,487	$15,147	$26,235		$52,869

(1)	Research expenses in 2005 included $167,000 of non-cash stock-based compensation expense and $875,000 related to the extinguishment of officer notes receivable.
We expect to incur increasing research and development expenses in future periods as we conduct preclinical studies and clinical trials for our product candidates. The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. We consider the development of our product candidates to be crucial to our long term success. If we do not complete development of our product candidates and obtain regulatory approval to market one or more of these product candidates, we may be forced to cease operations. The probability of success for each product candidate may be impacted by numerous factors, including preclinical data, clinical data, competition, device development, manufacturing capability and commercial viability. Our strategy includes entering into strategic partnerships with third parties to participate in the development and commercialization of some of our product candidates. If third parties have control over preclinical development or clinical trials for some of our product candidates, the progress of such product candidate will not be under our control. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future partnerships or how such arrangements would affect our development plans or capital requirements.
As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments, and the risks inherent in the development process, we are unable to determine the duration and completion costs of the current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. While we are currently focused on developing AZ-001, AZ-002, AZ-004 and AZ-003, we anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate’s commercial potential. We anticipate developing additional product candidates, which will also increase our research and development expenses in future periods. We do not expect any of our current product candidates to be commercially available before 2011, if at all. We expect the net proceeds of this offering and interest earned thereon, together with existing cash, cash equivalents and marketable securities, will enable us to maintain our currently planned operations through at least the next 18 months. We will need to raise additional capital to support continued development of our product candidates thereafter.

General and Administrative Expenses
General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, accounting, business development, information technology, legal and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent related costs and professional fees for legal, consulting and accounting services. In 2005, we also incurred certain incremental charges resulting from the extinguishment of officer notes and non-cash stock-based compensation.
Critical Accounting Estimates and Judgments
Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making assumptions about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are more fully described in Note 2 of “Notes to Financial Statements” appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant estimates and judgments in preparation of our financial statements.
Preclinical Study and Clinical Trial Accruals
We estimate our preclinical study and clinical trial expenses based on our estimates of the services received pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Preclinical study and clinical trial expenses include the following:

•	fees paid to contract research organizations in connection with preclinical studies;

•	fees paid to contract research organizations and other clinical sites in connection with clinical trials; and

•	fees paid to contract manufacturers in connection with the production of components and drug materials for preclinical studies and clinical trials.
We record accruals for these preclinical study and clinical trial costs based upon the estimated amount of work completed. All such costs are charged to research and development expenses based on these estimates. Costs of setting up a preclinical study or clinical trial are expensed immediately. Costs related to patient enrollment in clinical trials are accrued as patients are entered in the trial. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with research institutions and organizations. However, if we have incomplete or inaccurate information, we may underestimate or overestimate activity levels associated with various preclinical studies and clinical trials at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual activity level becomes known. To date, we have not made any material adjustments to our estimates of preclinical study and clinical trial costs. We make good faith estimates which we believe to be accurate, but the actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon a number of factors, including our clinical development plan. If any of our product candidates enter Phase III clinical trials, the process of estimating clinical trial costs will become more difficult because the trials will involve larger numbers of patients and clinical sites.
Stock-Based Compensation
We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25 and have adopted the disclosure only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation.
The information regarding net loss as required by SFAS No. 123, presented in Note 2 to our financial statements, has been determined as if we had accounted for our employee stock options under the minimum value method of computing fair value under SFAS No. 123. The resulting effect on net loss to date pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting and a different method of computing fair value.
In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS 123R, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition, and we will no longer be able to apply the minimum value method but instead must calculate the fair value of our employee stock options using an estimated volatility rate. SFAS 123R was effective for us beginning January 1, 2006. We are planning to adopt SFAS 123R using the modified prospective transition method. Under that transition method, beginning January 1, 2006, compensation cost recognized will include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value in accordance with the provisions of APB 25, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123R. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will increase our loss from operations and our net loss per common share.
Stock-based compensation expense, which is a non-cash charge, results from stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. During the year ended December 31, 2005, we granted options to employees to purchase a total of 777,492 shares of common stock at exercise prices ranging from $1.10 to $6.88 per share. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period. Instead, we relied on our board of directors, the members of which have extensive experience in the life sciences industry and all but one of whom are non-employee directors, to determine a reasonable estimate of the then current value of our common stock. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including:

•	the grants involved illiquid securities in a private company;

•	the options are subject to vesting ratably (generally 25% after the first year, then ratably per month over the remaining three years or 1/48th per month over four years);

•	the prices at which Series D Preferred Stock was issued by us to outside investors in arms-length transactions in November 2004 and December 2004, and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	important developments relating to advancement of our technology and clinical programs;

•	our stage of development and business strategy;

•	the status of our efforts to build our management team;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the state of the new issue market for similarly situated life sciences companies; and

•	the market prices of various publicly held life sciences companies and the level of broad based life sciences stock indices.

Our board of directors increased the estimated fair value of our common stock:

•	in April 2005 primarily based on continuing clinical development of our product candidates;

•	in October 2005 upon receipt of the results of our Phase IIa clinical trial of AZ-001; and

•	in December 2005 in light of the anticipated filing of the registration statement in connection with this offering.

In connection with the preparation of our financial statements necessary for this offering, we have reassessed the estimated fair value of our common stock in light of the expected completion of this offering. Stock-based compensation expense per share equals the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying option, generally four years. In reassessing the fair value of our common stock during 2005 for purposes of computing the stock-based compensation expense, we reassessed the fair value of the common stock assuming the successful completion of this offering and then determined the reassessed fair value at previous points in time. In determining the reassessed fair value of our common stock during 2005, we established $9.90 as the reassessed fair value at December 31, 2005 (90% of the midpoint of the price range of this offering) and applied it over the prior 12 month period using a straight line basis. We also considered other material factors in reassessing fair value for financial reporting purposes as of the respective option grant dates, including the completion of our Phase I clinical trial of AZ-002 in September 2005, the completion of our Phase I clinical trial of AZ-004 in November 2005, the results of our Phase IIa clinical trial of AZ-001, valuations of existing comparable publicly traded companies, the state of the public offering market for development stage life sciences companies and our decision to pursue an initial public offering. We believe this approach is consistent with valuation methodologies applied by other life science companies pursuing an initial public offering. Because our preferred stock will be converted into common stock upon the closing of this offering, this method of valuation did not take into account the effect of the aggregate liquidation preferences of the preferred stock on the common stock. For this and other reasons, the reassessed fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

Based upon the reassessment discussed above, we determined that the reassessed fair value of the options to purchase 777,492 shares of common stock ranged from $2.04 to $9.90 per share during the year ended December 31, 2005. We took into account the factors identified above in determining the reassessed fair value of the common stock as of each grant date.
As a result of the reassessed fair value of options granted, we recorded deferred stock-based compensation relative to these options of approximately $3.3 million during the year ended December 31, 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis. During the year ended December 31, 2005, we amortized $404,000 of deferred stock-based compensation, leaving approximately $2.9 million to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all option grants through December 31, 2005 is expected to be amortized as follows: $857,000 in 2006, $757,000 in 2007, $758,000 in 2008, $521,000 in 2009 and $37,000 in 2010.
In addition, we have three officer stock option grants that are subject to variable accounting treatment, due to our intent to repurchase shares held by these officers. See Note 2 to the financial statements. With the variable options, we measure the additional compensation each period based on the incremental difference between the reassessed fair value of the shares and the exercise price of the stock options and record compensation expense on a graded vesting basis in accordance with FIN 28, Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans. As a result of the reassessed fair value, we recorded approximately $4.5 million of stock-based compensation expense during the year ended December 31, 2005. We expect to incur additional stock-based compensation with respect to these options in the first quarter of 2006.
In December 2005, we extinguished the housing loans that were made to the three officers having a total principal value of $2.3 million and we agreed to pay $1.7 million of taxes related to the extinguishment on the officers’ behalf. We recognized compensation expense of $4.0 million in the quarter ended December 31, 2005 as a result of the extinguishments of the officers’ notes and related taxes. In connection with the loan extinguishment agreements, we entered into a commitment with the officers to settle the loan extinguishment by reducing the aggregate intrinsic value of their stock options as described below. As a result, variable stock-based compensation expense was reduced by an amount equal to the $4.0 million loan extinguishment and related taxes in the quarter ended December 31, 2005.
In settlement for the extinguishment of the officer notes receivable, we will increase the exercise price of certain options to purchase common stock held by these officers such that the aggregate intrinsic value of their stock option awards is reduced by an amount equal to the amounts of the loans extinguished and related taxes paid on their behalf. We will settle this transaction before the closing of this offering based on the initial public offering price. Upon settlement, the stock option awards will no longer be subject to variable accounting, but will be subject to final measurement on the modification date.
We account for stock compensation arrangements with non-employees in accordance, with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we make assumptions with respect to the expected life of the option, the volatility of the fair value of our common stock, risk free interest rates and expected dividend yields of our common stock. We have to date assumed that non-employee stock options have an expected life of seven to ten years, representing their full contractual life, and assumed common stock volatility of 100%. Different estimates of volatility and expected life of the option could materially change the value of an option and the resulting expense.

Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update these assumptions and periodically revalue unvested options and make adjustments to the stock-based compensation expense using the new valuation. These adjustments may result in additional or less stock-based compensation expense than originally estimated or recorded, with a corresponding increase or decrease in compensation expense in the statement of operations. Ultimately, the final compensation charge for each option grant to non-employees is unknown until those options have vested or services have been completed or the performance of services is completed.
Stock-based compensation expense associated with these non-employee options was $32,000, $40,000 and $195,000 for 2003, 2004 and 2005, respectively.
Results of Operations
Comparison of Years Ended December 31, 2004 and 2005
Revenue. Our revenue for 2004 and 2005 was $2.4 million and $2.2 million, respectively. In 2004, all of our revenue resulted from government grants. In 2005, we recognized approximately $2.0 million of government grant revenue and $155,000 of revenue from drug compound feasibility screening. The decrease of $400,000 of government grant revenue was due to the expiration of existing government grants. We expect that our grant revenue will decline in future periods, as we place greater emphasis on strategic partnerships and allocate fewer resources to obtaining grants. We do not expect to generate significant revenues from drug compound feasibility screening in future periods.
Research and Development Expenses. Research and development expenses increased 73% from approximately $15.1 million in 2004 to $26.2 million in 2005. The increase was due primarily to increased spending on clinical trials for three product candidates, increased staffing and other personnel related costs to support our preclinical studies and clinical trials and additional internal research efforts, as well as approximately 167,000 in non-cash stock-based compensation and $875,000 related to the extinguishment of the officer notes and related taxes paid on behalf of the officers in 2005. In addition, in 2005 we commenced and completed a Phase IIa clinical trial of AZ-001, filed INDs and completed Phase I clinical trials of AZ-002 and AZ-004 and continued preclinical studies on AZ-003. Based on our internal records and estimated allocation of employee time and related expenses, our research and development expenses for preclinical studies and clinical trials increased from $12.4 million in 2004 to $18.4 million in 2005.
Research and development expenses represented 78% of total operating expenses for 2004 and 73% of total operating expenses for 2005. We expect to continue to devote substantial resources to research and development to support the continued development of our product candidates and core technology, expand our research and development efforts and expand our manufacturing development. In the first half of 2006, we intend to initiate a Phase IIb clinical trial for AZ-001, Phase IIa clinical trials for AZ-002 and AZ-004 and a Phase I clinical trial for AZ-003. We expect that research and development expenses for clinical trials will continue to increase in absolute dollar amounts as we conduct additional and later stage clinical trials for our product candidates. In addition, we expect to incur additional non-cash stock-based compensation expense in 2006.
General and Administrative Expenses. General and administrative expenses increased 132% from $4.2 million in 2004 to $9.7 million in 2005. This increase was primarily due to approximately $875,000 in non-cash stock-based compensation and $3.1 million related to the extinguishment of the officer notes and related taxes paid on behalf of the officers in 2005, as well as increased staffing necessary to manage and support our growth.

We expect that our general and administrative expenses will increase in absolute dollar amounts as we expand our legal and accounting staff, add infrastructure and incur additional costs related to operating as a public company, including directors’ and officers’ insurance, investor relations programs, increased director fees, increased professional fees and non-cash stock-based compensation expense.
Interest and Other Income and Interest Expense, Net. Interest and other income and interest expense, primarily represents income earned on our cash and cash equivalents and marketable securities net of interest expense on our equipment loans. Interest and other income and interest expense, net was $241,000 for 2004 and $1.3 million for 2005. This increase was primarily due to substantially increased average cash balances in 2005 due to the closing of our Series D preferred stock financing in late 2004.
Comparison of Years Ended December 31, 2003 and 2004
Revenue. Government grant revenue accounted for 100% of our revenue during 2003 and 2004. Our grant revenue increased from $1.0 million in 2003 to $2.4 million in 2004 due primarily to the award of four new government grants and increased funding under existing grants. The new grants related to additional product candidates that we selected for preclinical testing.
Research and Development Expenses. Research and development expenses increased from $11.5 million in 2003 to $15.1 million in 2004, of which approximately $3.1 million was due to increased costs incurred for the preclinical and clinical testing of AZ-001. In mid-2004, we commenced and completed a Phase I trial of AZ-001. In 2004, we also incurred increased staffing and other personnel-related costs in connection with to continued preclinical and clinical development of our product candidates. Research and development expenses represented 73% and 78% of total operating expenses in 2003 and 2004, respectively.
General and Administrative Expenses. General and administrative expenses remained relatively flat at $4.2 million in 2003 and 2004. During 2003, we incurred employee severance costs of approximately $425,000 related to a former officer and intellectual property costs were $350,000 higher in 2003 than 2004 as a result of increased foreign patent filing and related translation expenses. In 2004, we incurred higher personnel related costs from additional staffing to support our growth.
Interest and Other Income and Interest Expense, Net. Interest and other income and interest expense, net was $370,000 in 2003 and $241,000 in 2004. Changes in interest and other income were due primarily to reductions in our average cash balances during 2004 due to continuing operating losses and increased borrowings pursuant to our equipment loan in 2004.
Income Taxes
Since inception, we have incurred operating losses and, accordingly, have not recorded a provision for income taxes for any of the periods presented. As of December 31, 2005, we had net operating loss carryforwards for federal and state income tax purposes of $64.4 million and $50.8 million, respectively. We also had federal research and development tax credit carryforwards of $1.3 million. We also had state research and development tax credit carry forwards of approximately $1.2 million and a Manufacturer’s Investment Credit of $119,000. If not utilized, the federal net operating loss and tax credit carryforwards will expire beginning in 2020 and the state net operating loss carryforwards will expire beginning in 2012. The annual limitation may result in the expiration of our net operating loss and tax credit carryforwards before they can be used. Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if we experience an “ownership change” that may occur, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering.

Liquidity and Capital Resources
Since inception, we have financed our operations primarily through private placements of equity securities, receiving aggregate net proceeds from such sales totaling $105 million and revenues primarily from government grants totaling $5.9 million. We have received additional funding from capital lease financings and interest earned on investments, as described below. As of December 31, 2005, we had $38.4 million in cash, cash equivalents and short-term marketable securities and $3.2 million available under an equipment financing line of credit. Our cash and investment balances are held in a variety of interest bearing instruments, including obligations of United States government agencies, high credit rating corporate borrowers and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation.
Net cash used in operating activities was $13.3 million, $15.5 million and $22.0 million in 2003, 2004 and 2005 respectively. The net cash used in each of these periods primarily reflects net loss for these periods, offset in part by depreciation, non-cash stock-based compensation, extinguishment of officer notes receivable and non-cash changes in operating assets and liabilities.
Net cash provided by investing activities was $6.0 million in 2003. Net cash used in investing activities was $23.7 million in 2004 and net cash provided by investing activities was $15.9 million in 2005. Investing activities consist primarily of purchases and sales of marketable securities and capital purchases. During 2003, we sold $7.5 million of marketable securities, net of purchases. During 2004, we purchased $21.5 million of marketable securities, net of sales, and during 2005, we sold $21.6 million of marketable securities, net of purchases. Purchases of property and equipment were $1.6 million, $2.2 million and $5.6 million in 2003, 2004 and 2005, respectively. A significant portion of the increased purchase of property and equipment in 2005 related to our expansion into a second leased facility in Palo Alto, California. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations.
Net cash provided by financing activities was $1.3 million, $50.6 million and $4.1 million in 2003, 2004 and 2005, respectively. Financing activities consist primarily of proceeds from the sale of our preferred stock and equipment financing arrangements. During 2004, we received net proceeds from the issuance of preferred stock of $49.9 million. Proceeds from equipment financing arrangements, net of payments, were $1.3 million, $666,000 and $3.7 million during 2003, 2004 and 2005, respectively.
We believe that the net proceeds from this offering and interest earned thereon, together with our current cash, cash equivalents and short-term marketable securities and funding received from government grants and any future collaboration agreements, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures through at least the next 18 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. The key assumptions underlying this estimate include:

•	expenditures related to continued preclinical and clinical development of our lead product candidates during this period within budgeted levels;

•	no unexpected costs related to the development of our manufacturing capability; and

•	the hiring of a number of new employees at salary levels consistent with our estimates to support our continued growth during this period.
Our forecast of the period of time that our financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.” In light of the numerous risks and uncertainties associated with the development and commercialization of our product candidates and the extent to which we enter into strategic partnerships with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities;

•	the terms and timing of any distribution, strategic partnerships or licensing agreements that we may establish;

•	the cost, timing and outcomes of regulatory approvals;

•	the number and characteristics of product candidates that we pursue;

•	the cost and timing of establishing manufacturing, marketing and sales capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
We will need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital when needed may harm our business and operating results.
Our future contractual obligations, including financing costs, at December 31, 2005 were as follows:

	Payments Due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years

	(in thousands)
Equipment financing obligations	$8,039	$2,254	$4,507	$1,278
Operating lease obligations	1,548	1,539	9	—

Total	$9,587	$3,793	$4,516	$1,278

Related Party Transactions
We had various notes receivable from officers and employees. For a description, see Note 9 of “Notes to Financial Statements” and the “Related Party Transactions” section of this prospectus.

Recent Accounting Pronouncements
In March 2004, EITF reached a consensus on EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF No. 03-1 provides guidance regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. In September 2004, the EITF delayed the effective date for the measurement and recognition guidance. In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment under EITF 03-1. The FASB directed its staff to issue FASB Staff Position Paper, or FSP, 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. We do not expect the adoption of EITF No. 03-1 will have a material effect on our results of operations and net loss per share.
In December 2004, the FASB issued SFAS 123R, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition and we will no longer be able to apply the minimum value method and instead must calculate the fair value of our employee stock options used an estimated volatility rate. SFAS 123R is effective for annual periods beginning after June 15, 2005 and, thus, was effective for us beginning January 1, 2006. We are planning to adopt SFAS 123R using the prospective transition method. Under this transition method, beginning January 1, 2006, compensation cost recognized will include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005 based on the intrinsic value in accordance with the provisions of APB 25 and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123R. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will increase our loss from operations and our net loss per common share.
Disclosure About Market Risk
Our exposure to market risk is confined to our cash, cash equivalents, which have maturities of less than three months, and investment securities. The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of December 31, 2005, we had cash, cash equivalents and short-term marketable securities of $38.4 million. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio. We actively monitor changes in interest rates.

BUSINESS
Overview
We are an emerging pharmaceutical company focused on the development and commercialization of novel, proprietary products for the treatment of acute and intermittent conditions. We currently have one product candidate that has completed a Phase IIa clinical trial, two product candidates that have each completed a Phase I clinical trial, and we are preparing an investigational new drug application, or IND, for an additional product candidate. Our technology, the Staccato system, vaporizes unformulated drug compound to form a condensation aerosol that allows rapid systemic drug delivery through deep lung inhalation. The drug is quickly absorbed through the lungs into the bloodstream, providing speed of therapeutic onset that is comparable to intravenous, or IV, administration but with greater ease, patient comfort and convenience.
We have identified approximately 200 drug compounds that have demonstrated initial vaporization feasibility for delivery with our technology. We believe that a number of these drug compounds, when delivered by the Staccato system, will have a desirable therapeutic profile for the treatment of acute and intermittent conditions. We are initially focusing on developing proprietary products by combining our Staccato system with small molecule drugs that have been in use for many years and are well characterized to create aerosolized forms of these drugs. We believe that we will be able to reduce the development time and risks associated with our product candidates, compared to the development of new chemical entities.
Our lead product candidates are:

•	AZ-001 (Staccato prochlorperazine). We are developing AZ-001 to treat patients suffering from acute migraine headaches. In October 2005, we completed a 75 patient, multi-center, double-blind, placebo-controlled Phase IIa clinical trial in patients suffering from moderate to severe acute migraine headaches. We plan to initiate a Phase IIb clinical trial of AZ-001 in the first half of 2006.

•	AZ-002 (Staccato alprazolam). We are developing AZ-002 for the acute treatment of panic attacks associated with panic disorder. In September 2005, we completed a 50 subject, dose escalation Phase I clinical trial. We plan to initiate a Phase IIa clinical trial of AZ-002 in the first half of 2006.

•	AZ-004 (Staccato loxapine). We are developing AZ-004 for the treatment of acute agitation in patients with schizophrenia. In November 2005, we completed a 50 subject, dose escalation Phase I clinical trial. We plan to initiate a Phase IIa clinical trial of AZ-004 in the first half of 2006.

•	AZ-003 (Staccato fentanyl). We are developing AZ-003 for the treatment of patients with acute pain, including patients with breakthrough cancer pain and postoperative patients with acute pain episodes. We plan to file an IND for AZ-003 and initiate a Phase I clinical trial in the first half of 2006.
In order for us to initiate a clinical development program, a drug compound must have a strong technical fit with our Staccato technology and also serve an important unmet medical need in a large patient population. We believe that, with the current development status of our single dose device, the inherent advantages of our Staccato technology will enable us to move a compound from initial screening through filing of an IND in 12 to 18 months. We intend to file one to two INDs per year for the foreseeable future, as our resources permit.

We have retained all rights to our product candidates and the Staccato technology. We plan to build a U.S. based specialty sales force to commercialize product candidates intended for focused markets and enter into strategic partnerships with other companies to commercialize products that are intended for larger markets.
Market Opportunity for Acute and Intermittent Conditions
Acute and intermittent medical conditions are characterized by a rapid onset of symptoms that are temporary and severe, and that occur at irregular intervals, unlike the symptoms of chronic medical conditions that continue at a relatively constant level over time. Approved drugs for the treatment of many acute and intermittent conditions, such as triptans to treat migraine headaches and benzodiazepines to treat anxiety, are typically delivered either in tablets or by injections. Traditional inhalation technologies are also being developed to treat these conditions. These delivery methods have the following advantages and disadvantages:

•	Oral Tablets. Oral tablets or capsules are convenient and cost effective, but they generally do not provide rapid onset of action. Oral tablets may require at least one to four hours to achieve peak plasma levels. Also, some drugs, if administered as a tablet or capsule, do not achieve adequate or consistent bioavailability due to the degradation of the drug by the stomach or liver or inability to be absorbed into the bloodstream.

•	Injections. IV injections provide a rapid onset of action and can sometimes be used to titrate potent drugs with very rapid changes in effect. However, IV injections generally are administered by trained medical personnel in a medical care setting. Other forms of injections result in an onset of action that is generally substantially slower than IV injection, although often faster than oral administration. All forms of injections are invasive, can be painful to some patients and are often expensive. In addition, many drugs are not water soluble and can be difficult to formulate as injectables.

•	Traditional Inhalation. Traditional dry powder and aerosolized inhalation delivery systems have been designed and used primarily for delivery of drugs to the lung airways, not the deep lung for rapid systemic drug delivery. Certain recent variants of these systems, however, can provide systemic delivery of drugs, either for the purpose of rapid onset of action or to enable noninvasive delivery of drugs that are not orally bioavailable. Nevertheless, most of these systems have difficulty in generating appropriate drug particle sizes or consistent emitted doses for deep lung delivery. To achieve appropriate drug particle sizes and consistent emitted doses, most traditional inhalation systems require the use of excipients and additives such as detergents, stabilizers and solvents, which may potentially cause toxicity or allergic reactions. Many traditional inhalation devices require patient coordination to deliver the correct drug dose, leading to potentially wide variations in the drug delivered to a patient.
As a result of these limitations, we believe there is a significant unmet medical and patient need for products for the treatment of acute and intermittent conditions that can be delivered in precise amounts, provide rapid therapeutic onset and are noninvasive and easy to use.
Our Solution: Staccato Technology
Our Staccato technology rapidly vaporizes unformulated drug compound to form a proprietary condensation aerosol that is inhaled and rapidly achieves systemic blood circulation via deep lung absorption. The Staccato system consistently creates aerosol particles averaging one to three microns in size, which is the proper size for deep lung inhalation and absorption into the bloodstream.

We believe our Staccato technology matches delivery characteristics and product attributes to patient needs for acute and intermittent conditions, and has the following advantages:

•	Rapid Onset. The aerosol produced with the Staccato system is designed to be rapidly absorbed through the deep lung with a speed of therapeutic onset comparable to IV administration, generally achieving peak plasma levels of drug in two to five minutes.

•	Ease of Use. The Staccato system is breath actuated and a patient simply inhales to administer the drug dose. Unlike injections, the Staccato system is noninvasive and does not require caregiver assistance. The aerosol produced with the Staccato system is relatively insensitive to patient inhalation rates. Unlike many other inhalation technologies, the patient does not need to learn a special breathing pattern. In addition, the Staccato device is small and easily portable.

•	Consistent Dose and Particle Size. The Staccato system uses rapid heating of the drug film to create consistent and appropriate particle sizes for deep lung inhalation and absorption into the bloodstream. The Staccato system also produces a consistent high emitted dose, regardless of the patient’s breathing pattern.

•	Broad Applicability. We have screened over 400 drug compounds and approximately 200 have exhibited initial vaporization feasibility using our Staccato technology. The Staccato technology can deliver both water soluble and water insoluble compounds. Staccato technology eliminates the need for excipients and additives such as detergents, stabilizers and solvents, avoiding the side effects that may be associated with the excipients or additives.

•	Design Flexibility. The Staccato technology can incorporate lockout and multiple dose features, potentially enhancing safety, convenience of patient titration and a variety of administration regimens. Titration refers to the ability of a patient to self-administer an initial dose of medication and then determine if the medication is effective; if the medication is effective no further dosing is required. However, if the medication is not yet effective, the patient can administer another dose and repeat this process until the patient determines that the medication has had an adequate effect.

Drug Candidates Based on the Staccato Technology
We combine small molecule drug compounds with our Staccato technology to create proprietary product candidates. We believe that the drug compounds we are currently using are no longer eligible for patent protection as compounds. These drug compounds have been widely used, and we believe their biological activity and safety is well understood and characterized. We have received composition of matter patent protection on the Staccato aerosolized forms of these drug compounds. We also intend to collaborate with pharmaceutical companies to develop new chemical entities, including compounds that might otherwise not be suitable for development because of limitations of traditional delivery methods.
Staccato Technology
Our product candidates employing Staccato technology consist of three core components: (1) a heat source that includes an inert metal substrate; (2) a thin film of an unformulated active pharmaceutical ingredient, or API, coated on the substrate; and (3) an airway through which the patient inhales. The left panel of the illustration below depicts these core components prior to patient inhalation.

The right panel of the illustration below depicts the Staccato system during patient inhalation: (1) the heated substrate has reached peak temperature in less than one half second after the start of patient inhalation; (2) the thin drug film has been vaporized in less than one second; and (3) the drug vapor has subsequently cooled and condensed into pure drug aerosol particles that are being drawn into the patient’s lungs.
We are currently developing two versions of our Staccato device:

•	Disposable Single Dose. The single dose version consists of a metal substrate that is chemically heated through a battery initiated reaction of energetic materials. We have designed the single dose version to meet the specific requirements of our AZ-001, AZ-002 and AZ-004 product candidates. In the current design, the heat package can be coated with up to 10 milligrams of drug compound. The device is portable and easy to carry, with dimensions of approximately three inches in length, two inches in width, and three quarters of an inch in thickness. The device weighs approximately one ounce. A diagram of the single dose device is shown below:

•	Multiple Dose. The multiple dose version consists of a reusable controller and a disposable dose cartridge. We have designed the multiple dose version to meet the specific needs of our AZ-003 product candidate. The dose cartridge contains up to 25 separate metal substrates, coated with the API, which rapidly heats upon application of electric current from the controller. In the current design, up to 100 micrograms of drug compound can be coated on each metal substrate. The device is portable and easy to carry, with dimensions of approximately five inches in length, two and one-half inches in width and one inch in thickness. The controller weighs approximately four ounces and the dose cartridge weighs approximately one ounce.

Our Pipeline
As indicated below, we have one product candidate that has completed a Phase IIa clinical trial, two product candidates that have each completed a Phase I clinical trial, and we are preparing to file an IND for an additional product candidate in the first half of 2006.

Alexza Commercial
Product Candidate	API	Target Indication	Status	Rights

AZ-001	Prochlorperazine	Migraine headaches	Completed Phase IIa Clinical Trial	Worldwide

AZ-002	Alprazolam	Panic attacks	Completed Phase I Clinical Trial	Worldwide

AZ-004	Loxapine	Acute agitation in schizophrenia patients	Completed Phase I Clinical Trial	Worldwide

AZ-003	Fentanyl	Acute pain	IND expected to be filed in first half of 2006	Worldwide
AZ-001 (Staccato prochlorperazine)
We are developing AZ-001 for the treatment of acute migraine headaches. The API of AZ-001 is prochlorperazine, a drug belonging to the class of drugs known as phenothiazines. Prochlorperazine is currently approved in oral, injectable and suppository formulations in the United States for the treatment of several indications, including nausea and vomiting. In several published clinical studies, 10 mg of prochlorperazine administered intravenously demonstrated effective relief of migraine pain. Prochlorperazine is often administered intravenously to patients with severe migraine headaches who come to emergency rooms or doctor’s offices. We believe the combination of prochlorperazine with our Staccato system could potentially result in a speed of therapeutic onset advantage over oral tablets and a convenience and comfort advantage over injections. In addition, AZ-001 may be appropriate for patients who cannot take triptans due to the cardiovascular risk. For patients who do not obtain adequate relief from current migraine therapies, AZ-001 may offer a new anti-migraine mechanism of action.
Market Opportunity
Although there are numerous products available for the treatment of migraines, including simple analgesics such as aspirin and acetaminophen and nonsteroidal anti-inflammatory drugs such as ibuprofen and naproxen, the prescription market is dominated by a class of orally administered medications known as triptans.
According to the National Headache Foundation, approximately 13 million people in the United States have been diagnosed with migraine headaches. Acute migraine headaches occur often, usually one to four times a month. Of the estimated 28 million migraine sufferers (including diagnosed and undiagnosed sufferers), there are at least two groups of potential patients for whom we believe AZ-001 could be effective and safe in comparison to triptans. Many migraine sufferers who do take triptans have an insufficient therapeutic response to these medications. In addition, according to the warning labels on triptans, patients with hypertension or high cholesterol, or who smoke cigarettes, are contraindicated for and should not take these medications due to potential cardiovascular health risks.

Development Status
Clinical Trials
In October 2005, we completed a 75 patient, multi-center, double-blind, placebo-controlled Phase IIa clinical trial in patients suffering from moderate to severe acute migraine headache. This proof of concept trial was designed to assess the safety and efficacy of AZ-001 in treating pain and other symptoms of patients with acute migraine headache. The trial consisted of three arms using 5 mg AZ-001, 10 mg AZ-001 or placebo in a headache clinic setting.
In this trial, eligible migraine patients were asked to report to a clinic when they were having a moderate to severe migraine headache. Patients were then randomly assigned to one of the three arms. Patients self-assessed pain and other migraine symptoms prior to the administration of AZ-001 or placebo, and then at 10, 20, 30, 45, 60 and 120 minutes after the initial administration. We analyzed the patient pain assessments using three different definitions of headache pain relief: (1) a two point reduction in headache pain from baseline on a four point scale; (2) a reduction in pain to a score of mild or none, which is the International Headache Society, or IHS, definition of headache pain relief; and (3) a pain score of none, also called a pain-free score.
Of the 75 patients enrolled in the trial, 24 were randomized to receive 5 mg AZ-001, 27 to receive 10 mg AZ-001 and 24 to receive placebo. There were no serious adverse events and AZ-001 was generally well tolerated. Patients in both dose groups exhibited early pain relief. Although analysis of all patients randomized in the trial, known as an intent to treat, or ITT, population, demonstrated positive trends for headache pain relief, the improvement compared to placebo was not statistically significant for either dose of AZ-001 at any specific time point for the pain-free score.
Compared to placebo, the ITT analysis of the 10 mg AZ-001 dose group showed statistically significant effects on headache pain relief over time, or headache survival, for all three headache pain relief definitions (p<0.05, Kaplan-Meier survival). Analysis of the reduction in patient sensitivity to light was statistically significant for both AZ-001 dose groups, compared to placebo (p<0.05, Kaplan-Meier survival). We also observed positive trends for the treatment of nausea and sensitivity to sound for AZ-001 at both doses. A p-value is a statistical measure intended to predict when a result of a study is likely the result of an intended outcome, such as a drug having a therapeutic effect in a clinical trial, and not by random chance. A value of p<0.05 means the likelihood of a result by chance is less than one in twenty (or five in one hundred). As p-values become smaller, the probability of a result by chance decreases and the standard convention is to consider p-values of 0.05 or less a statistically significant result.
In all testing of our product candidates to date, the used Staccato devices were returned to us for various analyses of device function. During these analyses, we observed that 145 of 150 total devices (97%) had functioned as designed. This level of device performance was consistent with the dependability of earlier versions of the single dose device. We continue to institute simple design modifications intended to improve our single dose device dependability.
Our analysis of the returned Staccato devices in this Phase IIa trial allowed us to complete an additional analysis of the clinical trial data, this time analyzing the data knowing which patients had actually received AZ-001 as adjusted for the known amount of drug administered to each patient. We refer to the post hoc analysis of the trial results of the same patients, adjusted for dose received, as the treatment received, or TR, population. The TR population pain-free scores were statistically significant compared to placebo for the 10 mg dose group at the 30, 45, 60 and 120 minute time points (p<0.05, Fisher’s exact test).

The chart below shows the percent of patients in the trial using the ITT analysis and the TR analysis who reported being pain free at the indicated time points according to the placebo or dose groups, with the asterisks indicating data points when the difference between the dose group and placebo group was statistically significant.
We believe these clinical findings support studying AZ-001 in a larger, dose-finding outpatient Phase IIb clinical trial in patients with moderate to severe migraine headache, which we plan to initiate in the first half of 2006.
Preclinical Studies
We have completed several preclinical studies of AZ-001 including inhalation toxicology studies in two animal species, cardiovascular and respiratory safety studies in one species and in vitro and in vivo studies to assess potential gene mutations. In animal toxicology studies of prochlorperazine aerosols involving prolonged daily dosing, we detected changes to, and increases in the number of, the cells in the upper airway of the test animals. The terms for these changes and increases are “squamous metaplasia” and “hyperplasia,” respectively. We also observed lung inflammation in some animals. Squamous metaplasia and hyperplasia occurred at doses that were proportionately substantially greater than those administered in our human clinical trials. In subsequent toxicology studies of AZ-001 involving intermittent dosing, we detected lower incidence and severity of squamous metaplasia and hyperplasia in the upper airway of the test animals compared to the daily dosing results. No lung inflammation was observed with intermittent dosing. We do not expect to observe these events when AZ-001 is delivered intermittently and at proportionately lower doses in future toxicology studies. We continue to conduct toxicology and other preclinical studies, including preliminary studies to prepare for potentially required longer term carcinogenicity studies, to generate the preclinical data that will be required to submit a New Drug Application, or NDA, for AZ-001.
AZ-002 (Staccato alprazolam)
We are developing AZ-002 for the acute treatment of panic attacks associated with panic disorder. Although there are several chronic treatments approved to treat panic disorder, there are currently no approved drugs to acutely treat associated panic attacks. The API of AZ-002 is alprazolam, a drug belonging to the class of drugs known as benzodiazepines. Alprazolam is currently approved in oral formulations in the United States for use in the management of anxiety disorder, for the short term relief of symptoms of anxiety, for anxiety associated with depression, and for the treatment of panic disorder with or without agoraphobia, or abnormal fear of being in public places. We believe alprazolam is one of the most frequently prescribed psychoactive drugs in the United States. Alprazolam oral tablet formulations are usually prescribed for a short-duration course of therapy of a few days to a few weeks with the goal of reducing the frequency of symptoms of anxiety or panic disorder, including panic attacks. However, the oral tablet formulations are not intended to acutely treat or reduce the severity of panic attacks when they occur. We believe alprazolam’s demonstrated ability to reduce the frequency of panic attacks, coupled with the noninvasive nature and pharmacokinetic, or PK, properties of the aerosolized form of the API produced by our Staccato technology, make AZ-002 a viable product candidate for the acute treatment of panic attacks. Pharmacokinetics is the analysis of absorption, distribution, metabolism and excretion of a drug by the body.
Market Opportunity
According to the National Institute of Mental Health and other sources, approximately 2.4 million people in the United States suffer from panic disorder, a condition characterized by the frequent, unpredictable occurrence of panic attacks. Approximately 60% of patients seek treatment for their panic attacks. The current leading treatments for panic disorder are selective serotonin reuptake inhibitors, or SSRIs, taken prophylactically on a daily basis. Clinical literature indicates that approximately 46% of patients suffering from anxiety disorders, including panic disorder, are also prescribed benzodiazepines to take on an “as-needed” basis, indicating a level of ineffective treatment with the SSRIs alone. In addition, patients initiating SSRI drug therapy often take several weeks to experience therapeutic effects and during this time, experience breakthrough panic attacks.
We believe some physicians may generally prescribe benzodiazepines for patients to take as needed, when they feel a panic attack coming on, or during an attack. However, because the symptoms of a panic attack typically have a rapid onset and last less than 30 minutes, we believe oral benzodiazepines often do not work fast enough to provide patients with adequate relief.
Development Status
Clinical Trials
We completed a Phase I clinical trial of AZ-002 in healthy volunteers in September 2005. The purpose of this trial was to assess the safety, tolerability and PK properties of AZ-002. Using a dose escalation design, five doses (0.125 mg to 2.0 mg) of AZ-002 or placebo were studied in a total of 50 subjects. Results from the trial showed that AZ-002 was generally well tolerated at all doses. There were no serious adverse events and the side effects observed across all the dose groups were rated as mild or moderate in severity. These side effects included dizziness, sleepiness, fatigue and unpleasant taste. Across all doses, the PK analyses revealed dose proportional plasma concentration of alprazolam and peak plasma levels were generally reached within the first few minutes after dosing. We plan to initiate a Phase IIa clinical trial of AZ-002 in the first half of 2006.
Preclinical Studies
Alprazolam has been approved for marketing in oral tablet form. There are publicly available safety pharmacology, systemic toxicology, carcinogenicity and reproductive toxicology data that we are able to use for our regulatory filings. Therefore, our preclinical development plan is primarily focused on assessing the local tolerability of inhaled alprazolam. To date, our two preclinical inhalation toxicology studies with inhaled alprazolam have indicated that it is generally well tolerated. We continue to conduct safety assessments, including extended duration exposure testing in toxicology studies to generate the preclinical data that will be required to submit an NDA for AZ-002.
AZ-004 (Staccato loxapine)
We are developing AZ-004 for the treatment of acute agitation in patients with schizophrenia. The API of AZ-004 is loxapine, a generic drug belonging to the class of drugs known as antipsychotics. Loxapine is currently approved in oral and injectable (intramuscular only) formulations in the United States for the management of the manifestations of schizophrenia.
Market Opportunity
Acute agitation is a complication of many major psychiatric disorders, including schizophrenia, bipolar disorder and dementia, characterized by an unpleasant degree of arousal, tension and irritability, frequently leading to confusion, hyperactivity and hostility. According to the National Institute of Mental Health, schizophrenia afflicts more than three million people in the United States. Agitation is one of the most common and severe symptoms of schizophrenia. Patients may seek treatment in a psychiatric services setting or a private psychiatric hospital, and some do not receive treatment. Treated patients are generally given an intramuscular injection of an atypical antipsychotic drug. However, intramuscular injections are invasive, can take 30 to 60 minutes to work, are often disconcerting to patients, and can be dangerous to the medical personnel attempting to give the injection. We believe that many schizophrenic patients can make informed decisions regarding their treatment in an acute agitative state and would prefer a noninvasive treatment. We believe there is a significant unmet medical need for a faster, noninvasive treatment of agitation in schizophrenic patients.
Development Status
Clinical Trials
We completed a Phase I clinical trial of AZ-004 in healthy volunteers in November 2005. The purpose of this trial was to assess the safety, tolerability and PK properties of AZ-004. Using a dose escalation design, five doses of AZ-004 or placebo were studied in a total of 50 subjects. Results from the trial showed that AZ-004 was generally well tolerated at all doses. There were no serious adverse events attributable to AZ-004. Preliminary PK analyses revealed dose proportional plasma concentration of loxapine over the dose range of 0.625 mg to 10 mg. Across all the analyzed doses, peak plasma levels were generally reached within the first few minutes after dosing. We plan to initiate a Phase IIa clinical trial of AZ-004 in the first half of 2006.
Preclinical Studies
Loxapine has been approved for marketing in oral tablet and injectable forms. There are publicly available safety pharmacology, systemic toxicology, carcinogenicity and reproductive toxicology data we are able to use for our regulatory filings. Therefore, our preclinical development testing is primarily focused on assessing the local tolerability of inhaled loxapine. Our two preclinical inhalation toxicology studies with loxapine have indicated that it was generally well tolerated. We continue to conduct toxicology, including extended duration exposure testing, and other preclinical studies to generate the data that will be required to submit an NDA for AZ-004.
AZ-003 (Staccato fentanyl)
We are developing AZ-003 for the treatment of acute pain episodes in postoperative patients and in patients with breakthrough cancer pain. The API of AZ-003 is fentanyl, a drug belonging to the class of drugs known as opioid analgesics. Fentanyl is currently approved in three different formulations in the United States for the management of various types of pain: injectable, transmucosal, which deliver drugs through the mucous membranes of the mouth or nose, and transdermal, which deliver drug through the skin. Since the Staccato technology can incorporate lockout and multiple dose features, we believe that AZ-003 will facilitate patient titration to the minimum effective drug dose in a safe, convenient, easy to use and simple delivery system. In addition, we believe the incorporation of patient lockout features may be a significant safety advantage and has the potential to prevent diversion, or use by individuals who have not been prescribed the drug. We plan to file an IND for AZ-003 and initiate a Phase I clinical trial in the first half of 2006.
Market Opportunity
Based on our analysis of industry data and clinical literature, we believe over 25 million postoperative patients experience inadequate pain relief, despite receiving some form of pain management and, according to a three month study on cancer pain by Portenoy and Hagen (1990) and a cross-sectional study on cancer pain by Caraceni (2004), approximately 65% of patients diagnosed with cancer pain experience breakthrough cancer pain. A patient controlled analgesia, or PCA, IV pump is often used directly after surgery so the patient can achieve quick pain relief as needed. The PCA pump approach generally works well, but typically requires patients to remain in the hospital with an IV line in place. Physicians generally treat cancer pain using a combination of a chronic, long-acting drug and an acute or rapid acting drug for breakthrough pain. Treating a breakthrough pain episode with an oral medication is difficult due to the slow onset of therapeutic effect. However, patients usually also find more invasive, injectable treatments undesirable. Based on preclinical testing, we believe the PK of fentanyl delivered using a Staccato system will be similar to the PK of IV fentanyl administration. We believe many patients would benefit from a noninvasive but fast acting therapy that allows them to titrate the amount of pain medication to the amount of pain relief required.

Development Status

Preclinical Studies
Fentanyl has been approved for marketing in injectable, transdermal and transmucosal forms. There are publicly available safety pharmacology, systemic toxicology and reproductive toxicology data we are able to use for our regulatory filings. Therefore, our preclinical development testing is primarily focused on assessing the local tolerability of inhaled fentanyl. Our two preclinical inhalation toxicology tests in two animal species with fentanyl have indicated that it was generally well tolerated. We continue to conduct safety assessments, including extended duration exposure in toxicology studies to generate the preclinical data that will be required to submit a NDA for AZ-003.
Product Candidate Selection
We believe our Staccato system is broadly applicable to a large number of medically important small molecule compounds that could be useful in the treatment of acute and intermittent conditions. Since our inception, we have undertaken technical feasibility screening of approximately 400 compounds, which has resulted in the identification of approximately 200 compounds that have demonstrated initial vaporization feasibility. We intend to continue to screen additional drug compounds for vaporization feasibility with our Staccato system.
Once we have established initial vaporization feasibility, we conduct experiments and activities designed to identify viable product candidates. These experiments and activities include calculation of emitted doses, analysis of whether or not the emitted dose would be therapeutic, particle size analyses, early product stability studies and comprehensive medical and market needs assessments. After completion of these experiments and activities, a formal Product Selection Advisory Board, or PSAB, composed of employees and outside experts, is convened to evaluate these data.
After a positive PSAB decision, we initiate preclinical pharmacology and toxicology studies, with the intent of filing an IND upon successful completion of our preclinical studies. During this preclinical period, we also manufacture toxicology study supplies and initiate the manufacturing scale-up to move the product candidate through manufacturing design verification testing and the production of clinical trial materials.
We believe that, with the current development status of our single dose device, we can move a compound from initial screening through filing of an IND in 12 to 18 months. In addition, we believe that the broad applicability of our Staccato technology will allow us to file one to two INDs per year for the foreseeable future, as our resources permit.
Our Strategy
We intend to develop an extensive portfolio of products. Key elements of our strategy include:

•	Focus on Acute and Intermittent Conditions. We focus our development and commercialization efforts on product candidates based on our Staccato technology that are intended to address important unmet medical and patient needs in the treatment of acute and intermittent conditions. To meet these needs, we believe that products that provide rapid onset, ease of use, noninvasive administration and, in some cases, patient titration of dose are required.

•	File One to Two INDs Per Year. We have identified approximately 200 existing drug compounds that have shown initial vaporization feasibility using our Staccato technology. We continue to screen and evaluate additional compounds as well as evaluate and develop screened drug compounds that have demonstrated initial vaporization feasibility. We plan to file one to two INDs per year for the foreseeable future, as our resources permit.

•	Develop Commercialization Capabilities. We currently own all commercial rights to the product candidates in our pipeline. We intend to build our own U.S. based specialty sales force to market and sell any future products that address focused patient or prescriber markets, such as psychiatrists.

•	Establish Strategic Partnerships. We intend to strategically partner with pharmaceutical companies to address markets that may require a larger sales force, greater marketing resources or specific expertise to maximize the value of some product candidates. We also intend to seek international distribution partners for other product candidates. We may also enter into strategic partnerships with other pharmaceutical companies to combine our Staccato system with their proprietary compounds.

•	Retain and Control Product Manufacturing. We own all manufacturing rights to our product candidates. We intend to internally complete the final manufacture and assembly of our product candidates and any future products, potentially enabling greater intellectual property protection and economic return from our future products. We also believe controlling the final manufacture and assembly reduces the risk of supply interruptions and allows more cost effective manufacturing.
Manufacturing
We manufacture our product candidates with components supplied by vendors and with parts manufactured in-house. We currently manufacture two product platforms: a single dose design using chemical heating that is designed for use with AZ-001, AZ-002 and AZ-004 and a multiple dose design using electrical heating that is designed for use with AZ-003. We believe that manufacturing our product candidates will potentially enable greater intellectual property protection and economies of scale and decrease the risk of supply interruptions.

We outsource the production of some components of our product candidates, including the controllers for our multiple dose design, the printed circuit boards and the molded plastic airways. We currently use single source suppliers for these components, as well as for the API used in each of our product candidates. We may outsource the heat packages used in the single dose version of our Staccato device in the future. We do not carry a significant inventory of these components, and establishing additional or replacement suppliers for any of these components may not be accomplished quickly, or at all, and could cause significant additional expense. Our suppliers have no contractual obligations to continue to supply us with any of the components necessary to manufacture our product candidates. Any supply interruption from our vendors would limit our ability to manufacture our product candidates and could delay clinical trials for, and regulatory approval of, our product candidates.
In October 2005, we entered into a joint development agreement with Autoliv ASP, Inc. under which we have agreed to share development costs for future versions of the heat packages for our single dose device for use in Phase III clinical trials and potential commercialization. Autoliv has agreed to exclusively collaborate with us to develop products intended for pulmonary drug delivery. Under the agreement, we are developing with Autoliv the specifications for the heat packages, delivery timetables and the manufacturing processes. If Autoliv is able to produce the heat packages according to specifications to be defined for the final product, Autoliv will have the option to negotiate with us a supply agreement to provide heat packages for our anticipated needs. The development agreement may be terminated by us upon 60 days written notice. If we terminate the agreement without any breach by Autoliv, we will be required to pay Autoliv $278,000 per calendar quarter or portion thereof elapsed after October 2005 and up to the date of termination. Upon such termination, Autoliv is obligated to grant us a license to their know how and patents incorporated in the heat packages, if any, and we are required to pay Autoliv a royalty of $0.04 per unit we sell that uses their technology. We have not finalized the specifications or budget for the heat packages or timing for a supply agreement with Autoliv, and we may never reach agreement on those terms.
The heat packages for our single dose device are manufactured by coating precise amounts of energetic materials on the inside surface of the metal substrate. After inspection and qualification, we assemble the components of our product candidates and coat the exterior of the metal substrate with a thin film of API. We then place the plastic airway around the assembly and package a completed device in a pharmaceutical-grade foil pouch. The controller for our multiple dose design includes the battery power source for heating the individual metal substrates, a microprocessor that directs the electric current to the appropriate metal substrate at the appropriate time, and an icon-based LCD that shows the number of doses remaining in the dose cartridge and the controller status. We may need to develop additional versions of our devices for future product candidates.
We believe we have developed quality assurance and quality control systems applicable to the design, manufacture, packaging, labeling and storage of our product candidates in compliance with applicable regulations. These systems include extensive requirements with respect to quality management and organization, product design, manufacturing facilities, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution and record keeping.
Marketing and Sales
We intend to establish a focused U.S. based specialty sales force to market and sell any future products, once approved, to specialty physicians for specific target indications. For any products that address larger U.S. therapeutic markets and for international markets, we intend to establish development and commercialization partnerships with pharmaceutical and biotechnology companies. We would enter into these partnerships to accelerate regulatory approval and product introduction, and to maximize the commercial opportunity.

Government Regulation
The testing, manufacturing, labeling, advertising, promotion, distribution, export and marketing of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. Our product candidates include drug compounds incorporated into our delivery device and are considered “combination products” in the United States. We have agreed with the FDA that our product candidates will be reviewed by the FDA’s Center for Drug Evaluation and Research. The FDA, under the Federal Food, Drug and Cosmetic Act, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	preclinical laboratory tests and animal tests;

•	the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials commence;

•	adequate and well controlled human clinical trials to establish the safety and efficacy of the product;

•	the submission to the FDA of a NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with current cGMP. In addition, the FDA may audit clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.
The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain. Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.
Clinical trials involve the administration of the product candidates to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.
Clinical trials typically are conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

•	Phase I. Phase I clinical trials involve the initial introduction of the drug into human subjects, frequently healthy volunteers. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the adverse effects associated with increasing doses and, if possible, to gain early evidence of effectiveness. In Phase I, the drug is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

•	Phase II. Phase II clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the drug for specific, targeted indications; (2) determine dosage tolerance and optimal dosage; and (3) identify possible adverse effects and safety risks. Although there are no statutory or regulatory definitions for Phase IIa and Phase IIb, Phase IIa is commonly used to describe a Phase II clinical trial evaluating efficacy, adverse effects and safety risks and Phase IIb is commonly used to describe a subsequent Phase II clinical trial that also evaluates dosage tolerance and optimal dosage.

•	Phase III. If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II studies, the clinical trial program will be expanded to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical trial sites. Phase III studies usually include several hundred to several thousand patients.

•	Phase IV. Clinical trials are studies required of or agreed to by a sponsor that are conducted after the FDA has approved a product for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/ IV post approval clinical trials. Failure to promptly conduct Phase IV clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.
In the case of products for the treatment of severe or life threatening diseases, the initial clinical trials are sometimes done in patients rather than in healthy volunteers. Since these patients are afflicted already with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase II clinical trials. These trials are referred to frequently as Phase I/ II clinical trials. The FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
The results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. Generally, regulatory approval of a new drug by the FDA may follow one of three routes. The most traditional of these routes is the submission of a full NDA under Section 505(b)(1) of the FDCA. A second route, which is possible where an applicant chooses to rely in part on the FDA’s conclusion about the safety and effectiveness of previously approved drugs is to submit a more limited NDA described in Section 505(b)(2) of the FDCA. The final route is the submission of an Abbreviated New Drug Application for products that are shown to be pharmaceutically and therapeutically equivalent to previously approved drug products as permitted under Section 505(j) of the FDCA. We do not expect any of our product candidates to be submitted under Section 505(j). Both Section 505(b)(1) and Section 505(b)(2) applications are required by the FDA to contain full reports of investigations of safety and effectiveness. However, in contrast to a traditional NDA submitted pursuant to Section 505(b)(1) in which the applicant submits all of the data demonstrating safety and effectiveness, we believe an application submitted pursuant to Section 505(b)(2) can rely upon findings by the FDA that the parent drug is safe and effective in that indication. As a consequence, the preclinical and clinical development programs leading to the submission of an NDA under Section 505(b)(2) may be less expensive to carry out and can be concluded in a shorter period of time than programs required for a Section 505(b)(1) application. In its review of any NDA submissions, however, the FDA has broad discretion to require an applicant to generate additional data related to safety and efficacy and it is impossible to predict the number or nature of the studies that may be required before the FDA will grant approval.
In the NDA submissions for our product candidates that are currently undergoing clinical trials, we intend to follow the development pathway permitted under the FDCA that we believe will maximize the commercial opportunities for these product candidates. We are currently pursuing the Section 505(b)(2) application route for our product candidates. As such, we intend to engage in discussions with the FDA to determine which, if any, portions of our development program can be modified, based on previous FDA findings of a drug’s safety and effectiveness.
Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured, whether ours or our third party manufacturers’, and will not approve the product unless the manufacturing facility complies with cGMP. Once the NDA submission has been accepted for filing, the FDA typically takes one year to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product. FDA approval of any NDA submitted by us will be at a time the FDA chooses. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. Once approved, the FDA may withdraw the product approval if compliance with pre and post-marketing regulatory requirements and conditions of approvals are not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase IV studies, to monitor the effect of approved products and may limit further marketing of the product based on the results of these post-marketing studies.
If we obtain regulatory approval for a product, this clearance will be limited to those diseases and conditions for which the product is effective, as demonstrated through clinical trials. Even if this regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA and in our case, the State of California. Discovery of previously unknown problems with a medicine, device, manufacturer or facility may result in restrictions on the marketing or manufacturing of an approved product, including costly recalls or withdrawal of the product from the market. The FDA has broad post-market regulatory and enforcement powers, including the ability to suspend or delay issuance of approvals, seize or recall products, withdraw approvals, enjoin violations and institute criminal prosecution.
In addition to regulation by the FDA and certain state regulatory agencies, the United States Drug Enforcement Agency, or DEA, imposes various registration, recordkeeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products under the Controlled Substances Act. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. The DEA regulates drug substances as Schedule I, II, III, IV or V substances, with Schedule I and II substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Our product candidates AZ-002 (alprazolam) and AZ-003 (fentanyl) are Schedule IV and II controlled substances, respectively, and are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures and the DEA regulates the amount of the scheduled substance that would be available for clinical trials and commercial distribution. As a Schedule II substance, fentanyl is subject to additional controls, including quotas on the amount of product that can be manufactured and limitations on prescription refills. We have received necessary registrations from the DEA for the manufacture of AZ-002 and AZ-003. The DEA periodically inspects facilities for compliance with its rules and regulations. Failure to comply with current and future regulations of the DEA could lead to a variety of sanctions, including revocation, or denial of renewal of DEA registrations, injunctions, or civil or criminal penalties, and could harm our business and financial condition.
The single dose design of our Staccato system uses what we refer to as “energetic materials” to generate the rapid heating necessary for vaporing the drug compound while avoiding degradation. Manufacture of products containing these types of materials is controlled by the Bureau of Alcohol, Tobacco, Firearms and Explosives, or ATF, under 18 United States Chapter 40. Technically, the energetic materials used in our Staccato system are classified as “low explosives” and we have been granted a license/permit for the manufacture of such low explosives by the ATF.
Additionally, due to inclusion of the energetic materials in our Staccato system, shipments of our single dose design of our Staccato system are regulated by the Department of Transportation, or DOT, under Section 173.56, Title 49 of the United States Code of Federal Regulations. The single dose version of our Staccato device has been granted “Not Regulated as an Explosive” status by the DOT.
We have received funding for one or more research projects from a funding agency of the United States government and inventions conceived or first actually reduced to practice during the performance of the research project are subject to the rights and limitations of certain federal statutes and various implementing regulations known generally and collectively as the “Bayh-Dole Requirements.” As a funding recipient, we are subject to certain invention reporting requirements and certain limitations are placed on assignment of the invention rights. In addition, the federal government retains a non-exclusive, irrevocable, paid-up license to practice the invention and, in exceptional cases, the federal government may seek to take title to the invention.
We also will be subject to a variety of foreign regulations governing clinical trials and the marketing of any future products. Outside the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The time needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with the FDA process described above.
Pharmaceutical Pricing and Reimbursement
In both domestic and foreign markets, our ability to commercialize successfully and attract strategic partners for our product candidates depends in significant part on the availability of adequate coverage and reimbursement from third-party payors, including, in the United States, governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Third-party payors are increasingly challenging prices charged for medical products and services and examining their cost effectiveness, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost effectiveness of any future products. Even with studies, our product candidates may be considered less safe, less effective or less cost effective than existing products, and third-party payors therefore may not provide coverage and reimbursement for our product candidates, in whole or in part.
Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business.

We anticipate that Congress, state legislatures and the private sector will continue to consider and may adopt healthcare policies intended to curb rising healthcare costs. These cost containment measures include:

•	controls on government funded reimbursement for medical products and services;

•	controls on healthcare providers;

•	challenges to the pricing of medical products and services or limits or prohibitions on reimbursement for specific products and therapies through other means;

•	reform of drug importation laws; and

•	expansion of use of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.
We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation, regulations or policies would have on our business. Any cost containment measures, including those listed above, or other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.
Patents and Proprietary Rights
We actively seek to patent the technologies, inventions and improvements we consider important to the development of our business. In addition, we rely on trade secrets and contractual arrangements to protect our proprietary information. Some areas within our platform for which we seek patent protection include:

•	the Staccato system and its components;

•	methods of using the Staccato system;

•	the aerosolized form of drug compounds produced by the Staccato system; and

•	methods of making and using the drug containing aerosols, including methods of administering the aerosols to a patient.
As of January 31, 2006, we held over 20 issued U.S. patents and additionally had received notices of allowance for over 40 pending U.S. patent applications. Most of our patents are directed to compositions for delivery of an aerosol comprising drugs other than our lead product candidates described below, and cover the process for producing these aerosols using the Staccato technology. As of that date, we held over 30 additional pending patent applications in the United States. We also hold over 125 pending corresponding foreign patent applications or Patent Cooperation Treaty applications that will permit us to pursue additional patents outside of the United States. The claims in these various patents and patent applications are directed to various aspects of our drug delivery devices and their components, methods of using our devices, drug containing aerosol compositions and methods of making and using such compositions.

AZ-001 (Staccato prochlorperazine)
One of our issued U.S. patents covers compositions for delivery of a condensation aerosol comprising prochlorperazine and covers the process for producing such condensation aerosol using the Staccato technology. This patent will not expire until 2022. Counterparts to this patent are pending in a number of foreign jurisdictions, including Europe. We also have several pending U.S. patent applications directed to condensation aerosol compositions for delivery of prochlorperazine, kits containing devices for forming such compositions, and methods of administering such compositions. As of January 31, 2006, we had received notices of allowance with respect to three of these pending U.S. patent applications.

AZ-002 (Staccato alprazolam)
One of our issued U.S. patents covers compositions for delivery of a condensation aerosol comprising alprazolam and covers the process for producing such condensation aerosol using the Staccato technology. This patent will not expire until 2022. Counterparts to this patent are pending in a number of foreign jurisdictions, including Europe. We also have several pending U.S. patent applications directed to condensation aerosol compositions for delivery of alprazolam, kits containing devices for forming such compositions, and methods of administering such compositions. As of January 31, 2006, we had received notices of allowance with respect to three of these pending U.S. patent applications.

AZ-004 (Staccato loxapine)
One of our issued U.S. patents covers compositions for delivery of a condensation aerosol comprising loxapine and covers the process for producing such condensation aerosol using the Staccato technology. This patent will not expire until 2022. Counterparts to this patent are pending in a number of foreign jurisdictions, including Europe. We also have several pending U.S. patent applications directed to condensation aerosol compositions for delivery of loxapine, kits containing devices for forming such compositions, methods of administering such compositions. As of January 31, 2006, we had received notices of allowance with respect to two of these pending U.S. patent applications.

AZ-003 (Staccato fentanyl)
One of our issued U.S. patents covers compositions for delivery of a condensation aerosol comprising fentanyl and covers the process for producing such condensation aerosol using the Staccato technology. This patent will not expire until 2022. Counterparts to this patent are pending in a number of foreign jurisdictions, including Europe. We also have several pending U.S. patent applications directed to condensation aerosol compositions for delivery of fentanyl, kits containing devices for forming such compositions, and methods of administering such compositions. As of January 31, 2006, we had received notices of allowances with respect to two of these pending U.S. patent applications.
Competition
The pharmaceutical and biotechnology industries are intensely competitive. Many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations are actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, research, drug development, manufacturing and marketing resources than we have. Large pharmaceutical companies in particular have extensive experience in clinical testing and obtaining regulatory approvals for drugs. Our ability to compete successfully will depend largely on our ability to:

•	develop products that are superior to other products in the market;

•	attract and retain qualified scientific, product development and commercial personnel;

•	obtain patent and/or other proprietary protection covering our future products and technologies;

•	obtain required regulatory approvals; and

•	successfully collaborate with pharmaceutical and biotechnology companies in the development and commercialization of new products.
We expect any future products we develop to compete on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of treatment procedures. One or more of our competitors may develop products based upon the principles underlying our proprietary technologies earlier than us, obtain approvals for such products from the FDA more rapidly than us or develop alternative products or therapies that are safer, more effective and/or more cost effective than any future products developed by us. In addition, our ability to compete may be affected if insurers and other third-party payors encourage the use of generic products through other routes of administration, making our pulmonary delivery products less attractive from a cost perspective.
Any future products developed by us would compete with a number of alternative drugs and therapies, including the following:

•	AZ-001 would compete with available triptan drugs, such as Imitrex®, Zomig®, Maxalt® and IV prochlorperazine;

•	AZ-002 would compete with the oral tablet form of alprazolam and antidepressant drugs, such as Klonopin®, Paxil®, Prozac® and Effexor®;

•	AZ-004 would compete with the injectable form of loxapine and other antipsychotic drugs, such as Zyprexa®, Risperdal® and Seroquel®; and

•	AZ-003 would compete with injectable and other forms of fentanyl and various generic oxycodone, hydrocodone and morphine products.
Many of these existing drugs have substantial current sales and long histories of effective and safe use. In addition to currently marketed drugs, we believe there are a number of drug candidates in clinical trials that, if approved in the future, would compete with any future products we may develop.
Employees
As of January 31, 2006, we had 120 full time employees, 24 of whom held Ph.D. or M.D. degrees and 95 of whom were engaged in full time research and development activities. We also have one part time employee. We plan to continue to expand our product candidate development programs and hire additional staff to facilitate this growth. We continue to search for qualified individuals with interdisciplinary training to address the various aspects and applications of our development candidates and our technologies. None of our employees is represented by a labor union and we consider our employee relations to be good.
Facilities
We lease two buildings with an aggregate of 65,143 square feet of office and laboratory facilities in Palo Alto, California. The annual lease payments for our two buildings are approximately $1.5 million. The lease expires in December 2006, subject to our option to extend the term for six months to June 2007. We believe that the facilities we currently lease are sufficient for approximately the next year and that anticipated future growth thereafter can be accommodated by leasing additional space near our current facilities.
Legal Proceedings
We are not currently a party to any pending legal proceedings.

MANAGEMENT
Directors, Executive Officers and Key Employees
Our directors, executive officers and key employees as of January 31, 2006, are as follows:

Name	Age	Position

Thomas B. King	51	President, Chief Executive Officer and Director
James V. Cassella, Ph.D.	51	Senior Vice President, Research and Development
August J. Moretti	55	Senior Vice President, Chief Financial Officer and Secretary
Jeffrey S. Williams	40	Senior Vice President, Corporate and Business Development
William C. Houghton, M.D.	63	Vice President, Clinical and Regulatory Affairs
Emily Lee Kelley	48	Vice President, Human Resources
William L. Leschensky, M.D.	45	Vice President, Intellectual Property
Pravin Soni, Ph.D.	53	Vice President, Product Research and Development
Robert H. Strickland	50	Vice President, Commercial Manufacturing
Samuel D. Colella(2)(3)	66	Director
Alan D. Frazier(1)	54	Director
Ernest Mario, Ph.D.(2)	67	Director
Deepika R. Pakianathan, Ph.D.(2)	41	Director
J. Leighton Read, M.D.(1)	55	Director
Gordon Ringold, Ph.D.(2)	55	Director
Isaac Stein(1)(3)(4)	59	Director
Alejandro A. Zaffaroni, M.D.(3)	55	Director

(1)	Member of the audit and ethics committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee
(4)	Lead Director
Thomas B. King has served as our President, Chief Executive Officer and a member of our board of directors since June 2003. From September 2002 to April 2003, Mr. King served as President, Chief Executive Officer and a member of the board of directors of Cognetix, Inc., a biopharmaceutical development company. From January 1994 to February 2001, Mr. King held various senior executive positions, including President and Chief Executive Officer from January 1997 to October 2000, and was a member of the board of directors at Anesta Corporation, a publicly traded pharmaceutical company, until it was acquired by Cephalon, Inc., a publicly traded biopharmaceutical company. Mr. King received an M.B.A. from the University of Kansas and a B.A. in chemistry from McPherson College.
James V. Cassella, Ph.D. has served as our Senior Vice President, Research and Development since June 2004. From April 1989 to April 2004, Dr. Cassella held various management positions at Neurogen Corporation, a publicly traded biotechnology company, including Senior Vice President of Clinical Research and Development from January 2003 to June 2004. Prior to Neurogen, Dr. Cassella was Assistant Professor of Neuroscience at Oberlin College. Dr. Cassella received a Ph.D. in physiological psychology from Dartmouth College, completed a postdoctoral fellowship in the Department of Psychiatry at the Yale University School of Medicine and received a B.A. in psychology from the University of New Haven.

August J. Moretti has served as our Senior Vice President and Chief Financial Officer since February 2005 and as our Secretary since December 2005. From August 2004 to February 2005, Mr. Moretti was our part time Chief Financial Officer. From January 2001 to January 2005, Mr. Moretti served as Chief Financial Officer and General Counsel at Alavita, Inc. (formerly known as SurroMed, Inc.), a biotechnology company. From January 1982 to December 2000, Mr. Moretti was a member of Heller Ehrman White & McAuliffe LLP, a national law firm. Mr. Moretti received a J.D. from Harvard Law School and a B.A. in economics from Princeton University.
Jeffrey S. Williams has served as our Senior Vice President, Corporate and Business Development since March 2004. From September 2001 to February 2004, Mr. Williams served as Vice President, Corporate Development at Scion Pharmaceuticals, Inc., a biopharmaceutical company. From March 2001 to August 2001, Mr. Williams served as Vice President, Corporate Development and Strategy at EmerGen, Inc., a biopharmaceutical company. From December 1996 to February 2001, Mr. Williams held various executive positions at Anesta Corporation. Mr. Williams received an M.S. in management from the M.I.T. Sloan School of Management and a B.A. in economics from Brigham Young University.
William C. Houghton, M.D. has served as our Vice President, Clinical and Regulatory Affairs since November 2005. From June 2005 to November 2005, Dr. Houghton served as Vice President of Clinical Development at Jazz Pharmaceuticals, Inc., a pharmaceutical company. From August 1998 to June 2005, Dr. Houghton held various management positions, including Chief Operating Officer from August 1998 to May 2002, at Orphan Medical, Inc., a publicly traded pharmaceutical company, until it was acquired by Jazz Pharmaceuticals, Inc. From April 1995 to August 1998, Dr. Houghton was Chief Scientific Officer of Iotek, Inc., a biomedical company. Dr. Houghton received an M.D. from Sydney University. Dr. Houghton completed a fellowship at Sydney University in anesthesia in 1971 and practiced full time in clinical critical care medicine and anesthesiology until joining the pharmaceutical industry in 1984.
Emily Lee Kelley has served as our Vice President, Human Resources since October 2002. From October 2001 to October 2002, Ms. Kelley provided human resources consulting services to us and Versicor, Inc., a majority owned subsidiary of Sepracor Inc., a publicly traded pharmaceutical company. From 1995 to 2001, Ms. Kelley served as Vice President of Human Resources, Finance and Operations at Affymax Research Institute, a pharmaceutical company, and oversaw human resource matters for Maxygen, Inc., a publicly traded biotechnology company. Ms. Kelley received a B.S. in organizational behavior and industrial relations from the University of California, Berkeley.
William L. Leschensky, M.D. has served as our Vice President, Intellectual Property since November 2005. From December 2004 to October 2005, he was our Senior Director, Intellectual Property. From May 2000 to December 2004, Dr. Leschensky was in-house intellectual property counsel at Alavita, Inc., and from September 1992 to May 2000, Dr. Leschensky was an intellectual property attorney at the law firms of Fish & Neave LLP and Morrison & Foerster LLP. Dr. Leschensky received an M.D. from the University of Illinois, a J.D. from Harvard Law School and a B.S. in biochemistry from Iowa State University.
Pravin Soni, Ph.D. has served as our Vice President, Product Research and Development since October 2002. From June 1994 to July 2002, Dr. Soni held various management positions at Cygnus, Inc., a publicly traded device and drug delivery company. From June 1979 to May 1994, Dr. Soni held senior technical positions at Raychem Corp., a publicly traded material science company. Dr. Soni received a Ph.D. in macromolecular science and engineering from Case Western Reserve University and a B.S. in chemical engineering from Laxminarayan Institute of Technology in Nagpur, India.

Robert H. Strickland has served as our Vice President, Commercial Manufacturing since November 2005. From February 1981 to July 2005, Mr. Strickland held various management positions at ALZA Corporation, a pharmaceutical company, which Johnson & Johnson acquired in June 2001, including Managing Director and Vice President of Operations at ALZA Ireland, Ltd., a foreign subsidiary of ALZA Corporation, from August 2002 to October 2004, and Vice President of Manufacturing from August 2004 to July 2005. Mr. Strickland received a B.S. in chemical engineering from the University of Nevada, Reno.
Samuel D. Colella has served as a member of our board of directors since September 2002. In 1999, Mr. Colella co-founded Versant Ventures, a venture capital firm, and has served as a managing member since its formation. Prior to founding Versant Ventures, Mr. Colella has served as general partner of Institutional Venture Partners, a venture capital firm, since 1984. Mr. Colella is a member of the board of directors of Symyx Technologies, Inc., a publicly traded research technology company, Genomic Health, Inc., a publicly traded molecular diagnostics company, and various private companies. Mr. Colella received an M.B.A. from Stanford University and a B.S. in business and engineering from the University of Pittsburgh.
Alan D. Frazier has served as a member of our board of directors since September 2002. In 1991, Mr. Frazier founded Frazier Healthcare Ventures, a venture capital firm, and has served as the managing principal since its inception. From 1983 to 1991, Mr. Frazier served as Executive Vice President, Chief Financial Officer and Treasurer of Immunex Corporation, a publicly traded biopharmaceutical company. From 1980 to 1983, Mr. Frazier was a principal in the Audit Department of Arthur Young & Company, which is now Ernst & Young LLP. Mr. Frazier is a member of the board of directors of Rigel Therapeutics, Inc., a publicly traded pharmaceutical company, and various private companies. Mr. Frazier received a B.A. in economics from the University of Washington.
Ernest Mario, Ph.D. has served as a member of our board of directors since September 2001. Since April 2003, Dr. Mario has served as Chairman of the Board and Chief Executive Officer at Reliant Pharmaceuticals, Inc., a privately held pharmaceutical company. Prior to joining Reliant, Dr. Mario was Chairman and Chief Executive Officer of IntraBiotics Pharmaceuticals, Inc., a biopharmaceutical company, and its predecessor Apothogen, Inc., from January 2002 until April 2003. Dr. Mario was the Chairman and Chief Executive Officer at ALZA Corporation from 1997 to 2001 and was Co-Chairman and Chief Executive Officer of ALZA from 1993 to 1997. Dr. Mario is a director of Maxygen, Inc., Boston Scientific Corporation, a publicly traded medical device company, and the Chairman of the Board of Pharmaceutical Product Development, Inc., a publicly traded drug development and drug discovery services company. Dr. Mario received a Ph.D. and an M.S. in physical sciences from the University of Rhode Island and a B.S. in pharmacy from Rutgers University.
Deepika R. Pakianathan, Ph.D. has served as a member of our board of directors since November 2004. Since 2001, Dr. Pakianathan has served as a general partner at Delphi Ventures, a venture capital firm focusing on healthcare investments. From 1998 to 2001, Dr. Pakianathan was a senior biotechnology banker at JP Morgan. Prior to joining JP Morgan, Dr. Pakianathan was a research analyst at Genesis Merchant Group, a private investment partnership, from 1997 to 1998 and a post-doctoral scientist at Genentech, Inc., a publicly traded biotechnology company, from 1993 to 1997. Dr. Pakianathan is a director of various private healthcare companies. Dr. Pakianathan received a Ph.D. in immunology and an M.S. in biology from Wake Forest University, and an M.Sc. in biophysics and a B.Sc from the University of Bombay.
J. Leighton Read, M.D. has served as a member of our board of directors since November 2004. Since 2001, Dr. Read has served as a general partner of Alloy Ventures, a venture capital firm. Dr. Read founded Aviron, a biopharmaceutical company, and served as its Chief Executive Officer until 1999. In 1989, Dr. Read co-founded Affymax NV, a biopharmaceutical company. Dr. Read is a member of the board of directors of various private companies. Dr. Read has received several awards for co-inventing the technology underlying the Affymetrix GeneChip. Dr. Read received an M.D. from the University of Texas Health Science Center at San Antonio and a B.S. in psychology and biology from Rice University.
Gordon Ringold, Ph.D. has served as a member of our board of directors since June 2001. Since March 2000, Dr. Ringold has served as Chairman and Chief Executive Officer of Alavita, Inc. From March 1995 to February 2000, Dr. Ringold served as Chief Executive Officer and Scientific Director of Affymax Research Institute where he managed the development of novel technologies to accelerate the pace of drug discovery. Dr. Ringold is also a member of the board of directors of Maxygen, Inc. Dr. Ringold received a Ph.D. in microbiology from University of California, San Francisco in the laboratory of Dr. Harold Varmus before joining the Stanford University School of Medicine, Department of Pharmacology. Dr. Ringold also received a B.S. in biology from the University of California, Santa Cruz.
Isaac Stein has served as a member of our board of directors since June 2001. Since November 1982, Mr. Stein has been President of Waverley Associates, Inc., a private investment firm. He is also the emeritus Chairman of the Board of Trustees of Stanford University and is the Chairman of the board of directors of Maxygen, Inc. Mr. Stein is also a director of American Balanced Fund, Inc. and The Income Fund of America, Inc., each a publicly traded investment company. Mr. Stein received an M.B.A. and J.D. from Stanford University and a B.A. in mathematical economics from Colgate University.
Alejandro A. Zaffaroni, M.D. has served as a member of our board of directors since December 2001. Since June 1984, Dr. Zaffaroni has been a practicing ophthalmologist. Dr. Zaffaroni is a Fellow of the American College of Surgeons and American Academy of Ophthalmology and is an Associate Clinical Professor at the University of California, San Francisco Medical School. Dr. Zaffaroni received an M.D. from the University of California, Davis and completed his residency in ophthalmology at the University of California, San Francisco. Dr. Zaffaroni also received a B.A. in Spanish literature from the University of California, Berkeley.
Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between our directors and executive officers.
Board Composition and Committees
We currently have nine directors who each serve until the next meeting of stockholders and until their successors are duly qualified. Mr. Stein is designated as our lead director. Our board of directors currently has an audit and ethics committee, a compensation committee and a nominating and corporate governance committee. The composition and primary responsibilities of each committee are described below.
Audit and Ethics Committee
The members of our audit and ethics committee are Dr. Read and Messrs. Frazier and Stein. Mr. Frazier chairs the audit and ethics committee. Our board of directors has determined that all members of our audit and ethics committee satisfy the independence and financial literacy requirements of the Nasdaq National Market. Our board of directors has also determined that Mr. Frazier is an audit committee “financial expert” as defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and satisfies the financial sophistication requirements of the Nasdaq National Market. Our board of directors has approved an audit and ethics committee charter that meets the applicable standards of the SEC and the Nasdaq National Market.

The primary purpose of the audit and ethics committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent auditors. Specific responsibilities of our audit and ethics committee include:

•	appointing and retaining a registered public accounting firm to serve as independent auditors to audit our financial statements, overseeing the independent auditors’ work and determining the independent auditors’ compensation;

•	approving in advance all audit services and non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors;

•	reviewing and discussing with management and our independent auditors the results of the annual audit and the independent auditors’ review of our quarterly financial statements;

•	reviewing management recommendations from our independent auditors regarding the adequacy and effectiveness of our internal accounting controls and reviewing management’s plans to remediate controls;

•	reviewing and discussing with management and our independent auditors significant issues regarding accounting principles and policies and any material disagreements regarding financial reporting and accounting practices and policies; and

•	reviewing and supervising the investigation of complaints regarding accounting, internal accounting controls or auditing matters.
Compensation Committee
The members of our compensation committee are Mr. Colella and Drs. Mario, Pakianathan and Ringold. Mr. Colella chairs the compensation committee. Each member of the compensation committee meets the independence requirements of the Nasdaq National Market applicable to compensation committee members, and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers. Our board of directors has approved a compensation committee charter that meets the applicable standards of the SEC and the Nasdaq National Market. Specific responsibilities of our compensation committee include:

•	reviewing and approving our overall compensation strategies and policies;

•	recommending to the full board of directors the compensation and terms of employment of our chief executive officer and our other executive officers; and

•	administering our equity incentive plans, non-employee directors’ stock option plan and employee stock purchase plan.
Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Dr. Zaffaroni and Messrs. Colella and Stein. Mr. Stein is the chair of the nominating and corporate governance committee. All members of the nominating and corporate governance committee meet the indepen-

dence requirements of the Nasdaq National Market applicable to nominating committee members. Our board of directors has approved a nominating and corporate governance committee charter that meets the applicable standards of the SEC and the Nasdaq National Market. The specific responsibilities of our nominating and corporate governance committee include:

•	identifying and recommending candidates to our board of directors and committees of our board of directors;

•	recommending director compensation;

•	reviewing and assessing our corporate governance; and

•	overseeing our ethical compliance programs.
Compensation Committee Interlocks and Insider Participation
In 2005, our compensation committee consisted of Mr. Colella and Drs. Mario, Pakianathan and Ringold. None of the members of the compensation committee is currently or has been at any time one of our officers or employees, nor has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.
Director Compensation
We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings but have not compensated them for their services as board or committee members. In December 2005, our board of directors adopted a compensation program for non-employee directors. This compensation program will be effective immediately upon the closing of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$30,000 per year for service as a board member;

•	$5,000 per year for service as lead director;

•	$5,000 per year for service as chairman of the audit and ethics committee;

•	$2,500 per year for service as chairman of the compensation committee and the nominating and corporate governance committee; and

•	$2,500 for each board meeting attended in person ($500 for meetings attended by video or telephone conference) and $1,000 for each committee meeting attended in person ($500 for meetings attended by video or telephone conference).
Members of our board of directors who are not our employees will receive non-statutory stock options under our 2005 Non-Employee Directors’ Stock Option Plan, which will become effective upon the closing this offering. Each non-employee director on our board of directors at the closing of the offering or upon initially joining our board of directors will automatically be granted a non-statutory stock option to purchase 25,000 shares of common stock with an exercise price equal to the then fair market value of our common stock. On the date of each annual meeting of our stockholders beginning in 2007, each non-employee director will also automatically be granted a non-statutory stock option to purchase 6,250 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock. Initial and annual stock option grants will vest in a series of 48 successive equal monthly installments measured from the date of grant. All stock options granted under our 2005 Non-Employee Directors’ Stock Option Plan will have a term of ten years.
Executive Compensation
The following table sets forth the compensation earned by, or awarded or paid to, the individual who served as our chief executive officer and the next four highest paid employees whose salary and bonus exceeded $100,000 for services rendered in all capacities to us during 2004 and 2005. We refer to these persons as our “named executive officers” elsewhere in this prospectus.
Summary Compensation Table

						Long-Term
						Compensation
		Annual Compensation				Awards

				Other Annual		Number of Securities
Name and Principal Position	Year	Salary	Bonus	Compensation		Underlying Options

Thomas B. King	2004	$275,208	$61,875	$59,142	(1)	181,818
President and Chief Executive Officer —	2005	305,000	60,000	2,113,970	(2)

James V. Cassella, Ph.D.	2004	$142,147	$25,000	$179,421	(1)	109,090
Senior Vice President, Research and Development 46,821	2005	263,638	25,000	926,544	(3)

August J. Moretti(5)	2004	$52,083	—	—		22,727
Senior Vice President, Chief Financial Officer and Secretary —	2005 140,908	262,500	$48,808

Jeffrey S. Williams	2004	$171,096	$31,500	$196,649	(1)	109,090
Senior Vice President, Corporate and Business Development 47,471	2005	230,000	11,500	1,073,983	(4)

Pravin Soni, Ph.D.	2004	$184,453	$217	—		18,181
Vice President, Product Research and Development	2005	200,450	28,500	—		17,730

(1)	Represents housing and relocation costs.

(2)	Represents loan extinguishment and payment of related taxes of $2,068,966 and housing allowance of $45,004 paid in cash. The aggregate exercise price of Mr. King’s outstanding options to purchase our common stock will be increased by an aggregate of $2,068,966 in exchange for the loan extinguishment and payment of related taxes. See “Indebtedness of Management and Related Agreements” for more information.

(3)	Represents loan extinguishment and payment of related taxes of $862,069 and housing allowance and moving expenses of $64,475 paid in cash. The aggregate exercise price of Dr. Cassella’s outstanding options to purchase our common stock will be increased by an aggregate of $862,069 in exchange for the loan extinguishment and payment of related taxes. See “Indebtedness of Management and Related Agreements” for more information.

(4)	Represents loan extinguishment and payment of related taxes of $1,034,483 and housing allowance of $39,500 paid in cash. The aggregate exercise price of Mr. Williams’ outstanding options to purchase our common stock will be increased by an aggregate of $1,034,483 in exchange for the loan extinguishment and payment of related taxes. See “Indebtedness of Management and Related Agreements” for more information.

(5)	Mr. Moretti served as our part time Chief Financial Officer from August 2004 to February 2005. Since February 2005, he has served as our Senior Vice President and Chief Financial Officer.

Stock Options Granted in the Fiscal Year Ended December 31, 2005
The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 2005 to each of the named executive officers. No stock appreciation rights have been granted to these individuals. The options were issued under our 2002 Equity Incentive Plan. The first options grants listed below for Dr. Cassella and Mr. Williams vest over a four year period, with 10% of the shares vesting one year from the vesting commencement date, another 10% of the shares vesting in equal monthly installments over the next 12 months and the remaining 80% of the shares vesting in equal monthly installments over the final 24 months. The first option grants listed below for Mr. Moretti and Dr. Soni vest over a four year period, with 25% of the shares vesting one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the next 36 months. The second option grants for Dr. Cassella, Mr. Moretti, Mr. Williams, and Dr. Soni vest 50% at December 31, 2005 and 50% at December 31, 2006.
The exercise price per share of each option granted was equal to, or greater than, the fair market value of the underlying common stock as determined by our board of directors on the date of grant.

	Individual Grants
					Potential Realizable Value
	Number of				at Assumed Annual Rates
	Securities	% of Total			of Stock Price Appreciation
	Underlying	Options Granted	Exercise		for Option Term(2)
	Options	to Employees in	Price Per	Expiration
Name	Granted	Fiscal Year(1)	Share	Date	5%	10%

Thomas B. King	—	—	—	—	—	—

James V. Cassella, Ph.D.	43,636	5.61%	$1.38	9/1/15	$721,645	$1,184,768
	3,185	0.41	6.88	12/7/15	35,156	68,959

August J. Moretti(3)	122,727	15.78	1.38	4/14/15	2,029,640	3,332,181
	18,181	2.34	6.88	12/7/15	200,679	393,640

Jeffrey S. Williams	43,636	5.61	1.38	9/1/15	721,645	1,184,768
	3,835	0.49	6.88	12/7/15	42,330	83,032

Pravin Soni, Ph.D.	13,636	1.75	1.10	3/11/15	229,328	374,051
	4,094	0.52	6.88	12/7/15	45,189	88,640

(1)	The percentage of options granted is based on an aggregate of 777,492 options granted by us during the fiscal year ended December 31, 2005 to our employees, including the named executive officers.

(2)	The potential realizable value amounts in the table represent hypothetical gains that could be achieved for the respective options. Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price of $11.00 per share, assuming that the aggregate stock value derived from that calculation compounds at an annual 5% and 10% rate shown in the table for the entire ten year term of the option, and subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock appreciation from the date of grant to the end of the option term are mandated by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder’s continued employment through the vesting period.

(3)	Mr. Moretti served as our part time Chief Financial Officer from August 2004 to February 2005. Since February 2005, he has served as our Senior Vice President and Chief Financial Officer.

Aggregated Option Exercises in Fiscal Year 2005 and Fiscal Year End Option Values
The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 2005 and unexercised options held as of December 31, 2005 by each of the named executive officers. The options were issued under the 2002 Equity Incentive Plan. Because there was no public market for our common stock as of December 31, 2005, amounts described in the following table under the headings “Value Realized” and “Value of Unexercised In-The-Money Options at Fiscal Year End” are determined by multiplying the number of shares issued or issuable upon exercise of the option by the difference between the assumed initial public offering price of $11.00 per share and the per share option exercise price.

			Number of Securities		Value of Unexercised
	Number of		Underlying Unexercised		In-The-Money Options
	Shares		Options at Fiscal Year End		at Fiscal Year End
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas B. King	181,817	$1,799,988	102,273	352,273	$1,012,503	$3,487,503
James V. Cassella, Ph.D.	—	—	42,501	113,410	411,552	1,101,339
August J. Moretti(1)	2,272	22,493	14,394	146,969	89,955	1,368,089
Jeffrey S. Williams	—	—	49,644	106,917	480,390	1,035,180
Pravin Soni, Ph.D.	5,833	57,747	2,522	34,963	13,136	334,302

(1)	Mr. Moretti served as our part time Chief Financial Officer from August 2004 to February 2005. Since February 2005, he has served as our Senior Vice President and Chief Financial Officer.
Management Change of Control Arrangements
We have entered into change of control agreements with the following executive officers and key employees: Thomas B. King, James V. Cassella, William C. Houghton, Emily Lee Kelley, William L. Leschensky, August J. Moretti, Pravin Soni, Robert H. Strickland and Jeffrey S. Williams. Pursuant to the terms of the agreements, if the employee’s employment is terminated without cause or terminated by the employee for good reason within three months before or 12 months following a change of control of us, then the employee shall be entitled to the following benefits:

•	acceleration of vesting of all of the employee’s outstanding unvested options to purchase common stock and shares of restricted stock subject to our right to repurchase;

•	payment in a lump sum of the employee’s annual base salary plus the greater of the bonus paid for the latest completed fiscal year and the target bonus for the year in which the notification of the employee’s termination of employment occurs; and

•	payment in a lump sum for 18 months of continued healthcare coverage.
If and to the extent that any payments in the context of a change of control are made to our employees who are party to these change of control agreements and the payments are equal to or exceed three times the average of that employee’s annual W-2 compensation for the five years preceding the change of control, the payments or benefits exceeding the five-year average will be subject to the excise tax imposed by Section 4999 and the nondeductibility provisions imposed by Section 280G of the Internal Revenue Code. In such circumstances, we will make a gross-up payment to the employee to compensate the employee for all taxes imposed under Section 4999 and any related income taxes imposed under the Internal Revenue Code and state and local authorities for the gross-up payment, and we will not be permitted to deduct from our taxes the amount in excess of the five-year average of the compensation paid to the employee. For purposes of the change of control agreements, a change of control includes a merger, consolidation or reverse merger in which we are the surviving corporation but our outstanding shares of common stock immediately preceding the merger are converted by virtue of the merger into other property or any transaction or series of related transactions in which our stockholders own less than 50% of voting power in the surviving corporation or a sale of all or substantially all of our assets.
Indebtedness of Management and Related Agreements
In 2003, in connection with his commencement of employment and relocation to the San Francisco Bay Area, we entered into a loan agreement with Thomas B. King, our President and Chief Executive Officer. Pursuant to the terms of this agreement, we loaned Mr. King $1.2 million for the purchase of a principal residence. This note was secured by Mr. King’s residence and was interest free. In December 2005, immediately prior to the filing of the registration statement of which this prospectus forms a part we extinguished the note and agreed to pay the taxes incurred as a result of such extinguishment on Mr. King’s behalf. In return for the loan extinguishment and the payment of associated taxes, we will increase the aggregate exercise price of options to purchase common stock held by Mr. King such that the aggregate intrinsic value of the stock option awards is reduced by an amount equal to the amount of the loan extinguished and related taxes paid on his behalf. We will settle this transaction immediately before the closing of this offering based on the initial public offering price. Assuming an initial public offering price of $11.00 per share, this would result in increasing the exercise price of options to purchase an aggregate of 208,986 shares of common stock held by Mr. King from $1.10 per share to the initial public offering price per share. In connection with Mr. King’s employment, we also agreed to pay Mr. King a monthly housing supplement during his employment with us of $5,000 for the first year after his move to the Bay Area, $4,000 for the second year, $3,000 for the third year, $2,000 for the fourth year and $1,000 for the fifth year.
In 2004, in connection with his commencement of employment and relocation to the San Francisco Bay Area, we entered into a loan agreement with James V. Cassella, our Senior Vice President, Research and Development. Pursuant to this agreement, we loaned Dr. Cassella $500,000 for the purchase of a principal residence. This loan was secured by Dr. Cassella’s residence and was interest free. In December 2005, immediately prior to the filing of the registration statement of which this prospectus forms a part we extinguished the note and agreed to pay the taxes incurred as a result of such extinguishment on Dr. Cassella’s behalf. In return for the loan extinguishment and the payment of associated taxes, we will increase the aggregate exercise price of options to purchase common stock held by Dr. Cassella such that the aggregate intrinsic value of the stock option awards is reduced by an amount equal to the amount of the loan extinguished and related taxes paid on his behalf. We will settle this transaction immediately before the closing of this offering based on the initial public offering price. Assuming an initial public offering price of $11.00 per share, this would result in increasing the exercise price of options to purchase an aggregate of 87,077 shares of common stock held by Dr. Cassella from $1.10 per share to the initial public offering price per share. In connection with Dr. Cassella’s employment, we agreed to pay Dr. Cassella a monthly housing supplement during his employment with us of $4,000 for the first year after his move to the Bay Area, $3,000 for the second year, $2,000 for the third year and $1,000 for the fourth year.
In 2004, in connection with his commencement of employment and relocation to the San Francisco Bay Area, we entered into three loan agreements with Jeffrey S. Williams, our Senior Vice President, Corporate and Business Development. Pursuant to the first loan agreement, we loaned Mr. Williams $500,000 as a temporary housing loan to facilitate the closing of the purchase of his home. Mr. Williams repaid the temporary housing loan in December 2004. In two subsequent loan agreements, we loaned Mr. Williams a total of $600,000 for the purchase of a principal residence. The purchase loans were secured by Mr. Williams’ residence and were interest free. In December 2005, immediately prior to the filing of the registration statement of which this prospectus forms a part, we extinguished the loans and agreed to pay the taxes incurred as a result of such extinguishment on

Mr. Williams’ behalf. In return for the loan extinguishment and the payment of associated taxes, we will increase the aggregate exercise price of options to purchase common stock held by Mr. Williams such that the aggregate intrinsic value of the stock option awards is reduced by an amount equal to the amount of the loan extinguished and related taxes paid on his behalf. We will settle this transaction immediately before the closing of this offering based on the initial public offering price. Assuming an initial public offering price of $11.00 per share, this would result in increasing the exercise price of options to purchase an aggregate of 104,493 shares of common stock held by Mr. Williams from $1.10 per share to the initial public offering price per share. In connection with Mr. Williams’ employment, we agreed to pay Mr. Williams a monthly housing supplement during his employment with us of $4,000 for the first year after his move to the Bay Area, $3,000 for the second year, $2,000 for the third year and $1,000 for the fourth year.
Employee Benefit Plans
2005 Equity Incentive Plan
Our board of directors adopted our 2005 Equity Incentive Plan in December 2005, and our stockholders will approve the 2005 Equity Incentive Plan prior to the commencement of the offering, to be effective immediately upon the closing of this offering. Our 2005 Equity Incentive Plan is an amendment and restatement of our 2001 Equity Incentive Plan and our 2002 Equity Incentive Plan. The 2005 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other stock awards, which may be granted to employees, including officers, and to non-employee directors and consultants.
Administration. Our board of directors or an authorized committee, referred to herein as the plan administrator, has the authority to construe, interpret and amend the 2005 Equity Incentive Plan as well as to determine:

•	the grant recipients;

•	the grant dates;

•	the number of shares subject to the award;

•	the exercisability and vesting of the award;

•	the exercise price;

•	the type of consideration; and

•	the other terms of the award.
Share Reserve. We have reserved a total of 2,992,287 shares of our common stock for issuance under the 2005 Equity Incentive Plan; provided, however, that such share reserve will be increased from time to time by the number of shares of our common stock issuable pursuant to stock awards outstanding under the 2001 Equity Incentive Plan and 2002 Equity Incentive Plan as of the effective date of the 2005 Equity Incentive Plan that would otherwise have reverted to the share reserve of the 2002 Equity Incentive Plan. On January 1 of each year during the term of the 2005 Equity Incentive Plan, beginning on January 1, 2007 through and including January 1, 2015, the number of shares in the reserve automatically will be increased by the lesser of:

•	2.0% of our outstanding shares on December 31 of the preceding calendar year, or

•	1,000,000 shares of common stock.

However, the automatic increase is subject to reduction by the board of directors. If the recipient of a stock award does not purchase the shares subject to his or her stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the 2005 Equity Incentive Plan. The number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options under the 2005 Equity Incentive Plan is 2,992,287 shares of our common stock, plus the number of shares returned to the 2005 Equity Incentive Plan as a result of termination or cancellation of options under the 2001 Equity Incentive Plan and the 2002 Equity Incentive Plan, plus the number of shares by which the 2005 Equity Incentive Plan reserve is increased annually as described above.
The following types of shares issued under the 2005 Equity Incentive Plan may again become available for the grant of new awards under the 2005 Equity Incentive Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income and employment withholding taxes; (3) shares used to pay the exercise price of an option in a net exercise arrangement; (4) shares tendered to us to pay the exercise price of an option and (5) shares of common stock not acquired pursuant to a cancelled or terminated stock award under the 2005 Equity Incentive Plan. Shares issued under the 2005 Equity Incentive Plan may be previously unissued shares or shares reacquired in the market or otherwise.
Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 Equity Incentive Plan and applicable law, provided that the exercise price of an incentive stock option or a nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant, unless granted pursuant to an assumption or substitution for another option in connection with a merger or acquisition. Options granted under the 2005 Equity Incentive Plan will vest at the rate specified by the plan administrator.
Generally, the plan administrator determines the term of stock options granted under the 2005 Equity Incentive Plan, up to a term of ten years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a specified period following termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period respectively of 12 months, or 18 months in the event of death, after the date the service relationship ends or the date of disability or death, as applicable.
If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a broker assisted cashless exercise, a net exercise of the option and other legal consideration approved by the plan administrator.
Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless, in the case of nonstatutory stock options, the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.
Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the following conditions are satisfied: the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the incentive stock option does not exceed five years from the date of grant.
Stock Purchase Awards. Any stock purchase awards will be granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards must be at least the par value of our common stock. The purchase price for a stock purchase award may be payable in cash or the recipient’s past services performed for us, or may be paid pursuant to a deferred payment or similar arrangement or in any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon the terms and conditions set by the plan administrator.
Stock Bonus Awards. Any stock bonus awards will be granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past services performed for us or our affiliates or for any other form of legal consideration acceptable to our board of directors. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon the terms and conditions set by the plan administrator.
Stock Appreciation Rights. Any stock appreciation rights will be granted pursuant to stock appreciation right agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the difference between the per share fair market value of the common stock on the date of exercise and the exercise price and (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2005 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
The plan administrator determines the term of stock appreciation rights granted under the 2005 Equity Incentive Plan. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or his or her beneficiary, may exercise any vested stock appreciation right for three months, or such longer or shorter period specified in the stock appreciation right agreement, after the date the service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

Stock Unit Awards. Any stock unit awards will be granted pursuant to stock unit award agreements. The board of directors determines the consideration, if any, to be paid by the recipient at the time of grant. Payment of any purchase price may be made in any form permitted under applicable law; however, we may settle a payment due to a recipient of a stock unit award by cash, by delivery of shares of common stock, or by a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration determined by the plan administrator and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a stock unit award. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.
Performance Stock Awards. The plan administrator may grant a stock award that is granted, vests or may be exercised based upon service conditions, upon the attainment of certain specified goals within a specified period, or both, all as may be determined by the plan administrator in its sole discretion. The maximum benefit to be received by any individual in any calendar year attributable to performance stock awards shall not exceed the value of 500,000 shares of our common stock.
Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with those awards.
Changes to Capital Structure. In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, the number of shares reserved under the 2005 Equity Incentive Plan and the numbers of shares and exercise prices or strike prices, if applicable, of all outstanding stock awards will be appropriately adjusted.
Corporate Transactions. In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity, or its parent company, elects not to assume, continue or substitute for these stock awards, then (1) with respect to any such stock awards that are held by individuals then performing services for us or our affiliates, the vesting and exercisability provisions of the stock awards will be accelerated in full and the awards will be terminated if not exercised prior to the effective date of the corporate transaction and (2) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Other stock awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity, or its parent company, in the corporate transaction. If repurchase rights are not assigned, then the stock awards will become fully vested.
Changes of Control. Our board of directors has the discretion to provide that a stock award under the 2005 Equity Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (1) immediately upon the occurrence of certain specified change of control transactions, whether or not the stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (2) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change of control transactions. Stock awards held by participants under the 2005 Equity Incentive Plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

Stock Awards Granted. As of the date hereof, no stock options, stock bonuses, restricted stock or other awards have been granted, and no shares of common stock have been issued under the 2005 Equity Incentive Plan.
Plan Termination. The 2005 Equity Incentive Plan will terminate in December 2015 unless our board of directors terminates it sooner.
2005 Bonus Program
In April 2005, our board of directors adopted our 2005 bonus program. Our 2005 bonus program is administered by our board of directors and management. The purpose of our 2005 bonus program was to reward employees for successful achievement of corporate, group and individual objectives. Under our 2005 bonus program, all of our regular employees in good standing, including our executive officers, were eligible to receive cash bonuses and option grants under our 2002 Equity Incentive Plan in a combination determined by level of employee. In order to receive any applicable bonus, an eligible employee must be employed with us as of December 31, 2005. The target bonus for our chief executive officer was 40% of base salary and the target bonus for each of our executive officers was 30% of base salary. Target bonuses for director-level managers, managers and employees were 20%, 15% and 10%, respectively, of base salary. Employees hired after mid year were not eligible to participate and bonuses were prorated for those employees hired between January 1 and June 30, 2005. The total amount of cash and stock options issued under the 2005 bonus program was approximately $1.4 million and options to purchase approximately 66,000 shares.
Our board of directors has not yet determined whether we will have a bonus program for 2006.
2005 Non-Employee Directors’ Stock Option Plan
Our board of directors adopted our 2005 Non-Employee Directors’ Stock Option Plan in December 2005, and our stockholders will approve the 2005 Non-Employee Directors’ Stock Option Plan prior to the commencement of the offering, to be effective immediately upon the signing of the underwriting agreement for this offering. The 2005 Non-Employee Directors’ Stock Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.
Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to options granted under our 2005 Non-Employee Directors’ Stock Option Plan is 250,000 shares. The number of shares of our common stock reserved for issuance will automatically increase on January 1st of each year, from 2007 through 2015, by the number of shares of common stock subject to options granted during the preceding fiscal year, less the number of shares that reverted back to the share reserve during the preceding fiscal year. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased prior to the last day of any fiscal year. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under that option will become available for future issuance under the 2005 Non-Employee Directors’ Stock Option Plan. As of the date hereof, no options have been granted and no shares of common stock have been issued under the 2005 Non-Employee Directors’ Stock Option Plan.
Administration. Our board of directors will administer the 2005 Non-Employee Directors’ Stock Option Plan. The exercise price of the options granted under the 2005 Non-Employee Directors’ Stock Option Plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the 2005 Non-Employee Directors’ Stock Option Plan will be exercisable after the expiration of ten years from the date it was granted. Options granted under the 2005 Non-Employee Directors’ Stock Option Plan will generally not be transferable other than by will or by the laws of descent and distribution and will be exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of our board of directors if:

•	at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of the transferred option; or

•	the transfer is to the optionee’s employer or an affiliate of the optionee’s employer at the time of transfer.
If an optionee’s service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant or any of our affiliates, ceases for any reason, then the optionee will be able to exercise his or her vested options for the term provided in the stock option agreement, which generally will be three months, 12 months in the event of disability or 18 months in the event of death, or if an optionee dies within the three month period following termination of service, but in no event beyond the option term. If an optionee’s service terminates within 12 months following a specified change of control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of the transaction but in no event beyond the option term.
Automatic Grants. Pursuant to the terms of the 2005 Non-Employee Directors’ Stock Option Plan, any individual who is a non-employee director on the closing of this offering or becomes a non-employee director for the first time after the offering will automatically be granted an initial grant to purchase 25,000 shares of common stock upon election or appointment to our board of directors. Any person who is a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2007, and has served as a non-employee director for at least six months prior to that annual meeting will automatically be granted on that date an option to purchase 6,250 shares of common stock. Initial and annual grants will vest each month as to 1/48th of the shares subject to the grant so long as such person is an employee, a consultant or a director. Vesting ceases when the optionee is no longer in our service as an employee, director or consultant.
Changes to Capital Structure. In the event that there is a specified type of change in our capital structure not involving receipt of consideration by us, such as a stock split, the number of shares reserved under the 2005 Non-Employee Directors’ Stock Option Plan and the numbers of shares and exercise prices of all outstanding nonstatutory stock options will be appropriately adjusted.
Corporate Transactions. In the event of certain significant corporate transactions, all outstanding options under the 2005 Non-Employee Directors’ Stock Option Plan may be either assumed, continued or substituted for by any surviving or acquiring entity, or its parent company. If the surviving or acquiring entity, or its parent company, elects not to assume, continue or substitute for these options, then (1) with respect to any options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability will be accelerated in full and these options will be terminated if not exercised prior to the effective date of the corporate transaction and (2) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction.
Changes of Control. In the event of specified change of control transactions, outstanding options under the 2005 Non-Employee Directors’ Stock Option Plan held by non-employee directors whose service has not terminated prior to such a change of control but is removed from his or her position as a non-employee director in connection with a change of control or whose service terminates as a condition for the closing of such a change of control will accelerate in full. If an optionee’s relationship with us, or any of our affiliates, ceases as of or within 12 months following a specified change of control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of that transaction but in no event beyond the option term.
In addition, if the acceleration of the vesting of the options, together with payments and other benefits made to the optionee, in connection with a change of control constitutes a parachute payment within the meaning of Section 280G of the Internal Revenue Code that would be subject to an excise tax under Section 4999 of the Internal Revenue Code, then the payments and other benefits, together with the acceleration of the vesting of the options, shall be (1) provided to the optionee in full or (2) provided to the optionee to such lesser extent necessary so that no portion of the payment would be subject to the Section 4999 excise tax, whichever of the foregoing amounts produces the greater economic benefit to the optionee on an after-tax basis (after giving effect to the Section 4999 excise tax and all other applicable taxes). If the foregoing formulation results in the imposition of the Section 4999 excise tax, we will not be permitted to deduct for income tax purposes any compensation paid to the optionee exceeding the optionee’s base compensation.
2005 Employee Stock Purchase Plan
Our board of directors adopted our 2005 Employee Stock Purchase Plan in December 2005, and our stockholders will approve the 2005 Employee Stock Purchase Plan prior to the commencement of the offering, to be effective immediately upon the signing of the underwriting agreement for this offering.
Share Reserve. We authorized the issuance of 500,000 shares of our common stock pursuant to purchase rights granted to eligible employees under the 2005 Employee Stock Purchase Plan. On January 1 of each year for ten years, beginning on January 1, 2007, through and including January 1, 2015, the number of shares in the reserve automatically will be increased by the lesser of:

•	1.0% of our outstanding shares on December 31 of the preceding calendar year, or

•	250,000 shares of common stock.

However, our board of directors may provide for a lesser increase each year.
Eligibility. The 2005 Employee Stock Purchase Plan is intended to qualify as an employee stock 2005 Employee Stock Purchase Plan within the meaning of Section 423 of the Internal Revenue Code. The 2005 Employee Stock Purchase Plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We will implement the 2005 Employee Stock Purchase Plan by offerings of purchase rights to eligible employees. Generally, all of our employees and the employees of our affiliates incorporated in the United States may participate in offerings under the purchase plan. However, no employee may participate in the 2005 Employee Stock Purchase Plan if immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock.
Offerings. Our board of directors has the authority to set the terms of an offering. It may specify offerings of up to 27 months where common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

•	85% of the fair market value of a share on the first day of the offering; or

•	85% of the fair market value of a share on the purchase date.
The first offering under the 2005 Employee Stock Purchase Plan will begin on the date of this initial public offering and we expect the first offering will be for 24 months, with four purchase periods of six months each. The fair market value of the shares on the first date of the offering will be the price per share at which our shares are first sold to the public as specified in this prospectus. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for such shares (or the closing bid, if no sales were reported) as quoted on the Nasdaq National Market or the Nasdaq SmallCap Market on the relevant determination date (or if the relevant determination date does not fall on a trading day, the trading day prior to the relevant determination date), as reported in The Wall Street Journal.
Our board of directors may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

•	85% of the fair market value of a share on the day they began participating in the purchase plan; or

•	85% of the fair market value of a share on the purchase date.
Our board of directors has determined that participants may authorize payroll deductions of up to 20% of their base compensation for the purchase of stock under the 2005 Employee Stock Purchase Plan. These employees may end their participation in the offering at any time prior to a purchase date. Their participation ends automatically on termination of their employment.
Other Provisions. A participant’s right to purchase our stock under the 2005 Employee Stock Purchase Plan, plus any other purchase plans established by us or by our affiliates, is limited. The right may accrue to any participant at a rate of no more than $25,000 worth of our stock for each calendar year in which purchase rights are outstanding. We determine the fair market value of our stock, for the purpose of this limitation, as of the first day of the offering.
Upon a change of control, our board of directors may provide that the successor corporation will assume or substitute for outstanding purchase rights. Alternatively, if a successor corporation does not assume or substitute for outstanding purchase rights, accumulated contributions shall be used to purchase our stock for the participants immediately before the change of control.
Shares Issued. As of the date hereof, no shares of common stock have been purchased under the purchase plan.
Plan Termination. The 2005 Employee Stock Purchase Plan will terminate on December 6, 2015 unless our board of directors, in its discretion, earlier terminates the 2005 Employee Stock Purchase Plan.
401(k) Plan
Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax qualified plan under Section 401 of the Code. Our 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, which for most employees was $14,000 in 2005. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification
Our restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering limit the liability of our directors, officers, employees and other agents to the fullest extent permitted by Delaware law; provided, however, that we indemnify any such person in connection with a proceeding initiated by such person only if such indemnification is expressly required by law, the proceeding was authorized by our board of directors or is otherwise expressly required by our bylaws. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other agents under certain circumstances and subject to certain limitations. Delaware law also permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for: (1) breach of their duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) unlawful payments of dividends or unlawful stock repurchases or redemptions; and (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws permit indemnification. We have obtained directors’ and officers’ liability insurance to cover certain liabilities described above.
We have also entered into agreements to indemnify our officers and directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our officers and directors for all costs, fees, obligations and expenses (including attorneys’ fees), judgments, fines, penalties and settlement amounts reasonably incurred by any such person in any action or proceeding, except for certain actions or proceedings involving breach of an indemnitee’s duty of loyalty to us, acts or omissions not in good faith or involving intentional misconduct, or brought by an indemnitee against us or any of our directors without our consent. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors.
There is no pending litigation or proceeding involving a director or officer of us for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

RELATED PARTY TRANSACTIONS
From January 1, 2002 to the date of the prospectus, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any current director, executive officer or holder of more that 5% of any class of our securities had or will have a direct or indirect interest other than (1) compensation arrangements, which are described where required under “Management,” (2) purchases of shares of common stock by executive officers as a result of the exercise of options granted under our 2002 Equity Incentive Plan and (3) the transactions described below.
The table below sets forth our current directors, executive officers, holders of more than 5% of any class of our securities and immediate family members of these persons who from January 1, 2002 to the date of this prospectus invested in, or became beneficial owners of our common stock or our preferred stock and the number of shares held by such persons as of January 31, 2006. This table does not give effect to our planned reverse stock split or the conversion of our preferred stock into shares of common stock in connection with this offering. Each share of Series C Preferred and Series D Preferred will automatically convert into 0.202 and 0.182 shares of our common stock, respectively, upon the closing of this offering.

Stockholder	Series C Preferred	Series D Preferred

Directors
Alejandro A. Zaffaroni, M.D.(1)	40,000	2,439,122
Holders of More than 5%
Entities affiliated with Alejandro C. Zaffaroni, Ph.D(2)	—	1,877,978
Entities affiliated with Frazier Healthcare Ventures(3)	8,019,446	3,110,420
Entities affiliated with Versant Ventures(4)	8,019,446	3,110,420
Entities affiliated with Alloy Ventures(5)	3,207,778	3,888,025
Entities affiliated with Delphi Ventures(6)	—	5,443,235
Immediate Family Members of Directors, Executive Officers and Holders of More Than 5%
Alejandro Peter Zaffaroni Trust 4/15/89(7)	20,000	—
Alexander Peter Zaffaroni Trust 12/29/88(8)	—	195,000
Charles Adam Zaffaroni Trust 12/29/88(9)	20,000	195,000
Elisa Zaffaroni Trust 4/15/89(10)	64,000	—

(1)	Includes: (a) 20,000 shares of Series C Preferred Stock held by Leah Zaffaroni, Dr. Zaffaroni’s spouse; (b) 780,000 shares of Series D Preferred Stock held by Zaffaroni Partners, L.P. (“Zaffaroni Partners”), of which Dr. Zaffaroni and his spouse are general and limited partners; (c) 34,000 shares of Series D Preferred Stock held by Leah Zaffaroni; (d) 795,262 shares of Series D Preferred Stock held by the Silveira Irrevocable Trust u/a/d 7/29/87, of which Dr. Zaffaroni and his spouse are trustees (the “Silveira Trust”); and (e) 795,860 shares of Series D Preferred Stock held by the Lida Zaffaroni 2005 Annuity Trust #1 (the “Annuity Trust”), of which Dr. Zaffaroni’s spouse holds a pecuniary interest in the annuity provided for in the trust agreement. Excludes 20,000 shares of Series C Preferred Stock held by Alejandro Peter Zaffaroni Trust 4/15/89, 195,000 shares of Series D Preferred Stock held by Alexander Peter Zaffaroni Trust U/ T/ D 12/29/88 and 20,000 shares of Series C Preferred Stock and 195,000 shares of Series D Preferred Stock held by Charles Adam Zaffaroni Trust 12/29/88, trusts held for the benefit of Dr. Zaffaroni’s sons (the “Zaffaroni 88 Trusts”). Neither Dr. Zaffaroni nor his spouse have any voting or investment power over the shares held by the Zaffaroni 88 Trusts. Dr. Zaffaroni disclaims beneficial ownership of the shares held by Zaffaroni Partners, the Silveira Trust, the Annuity Trust and the Zaffaroni 88 Trusts, except to the extent of his proportionate pecuniary interest therein.

(2)	Includes: (a) 780,000 shares of Series D Preferred Stock held by Zaffaroni Partners; (b) 302,118 shares of Series D Preferred Stock held by Zaffaroni Revocable Trust U/ T/ D 1/24/86; and (c) 795,860 shares of Series D Preferred Stock held by the Alejandro C. Zaffaroni 2005 Annuity Trust #1, of which Dr. Zaffaroni holds a pecuniary interest in the annuity provided for in the trust agreement. Alejandro C. Zaffaroni, Ph.D. disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein. Alejandro C. Zaffaroni, Ph.D. is the father of Alejandro A. Zaffaroni, M.D., a member of our board of directors.

(3)	Includes: (a) 2,547,068 shares of Series C Preferred Stock and 385,900 shares of Series D Preferred Stock held by Frazier Healthcare III, L.P.; (b) 5,425,681 shares of Series C Preferred Stock and 2,707,872 shares of Series D Preferred Stock held by

Frazier Healthcare IV, L.P.; (c) 19,155 shares of Series C Preferred Stock and 2,902 shares of Series D Preferred Stock held by Frazier Affiliates III, L.P. and (d) 27,542 shares of Series C Preferred Stock and 13,746 shares of Series D Preferred Stock held by Frazier Affiliates IV, L.P. Alan D. Frazier, a member of our board of directors, is the president and controlling stockholder of Frazier and Company, Inc., the managing member of FHM III, LLC, the general partner of Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P. He is also a managing member of FHM IV, LLC, which is the general partner of FHM IV, LP, which is the general partner of Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P., and he shares voting and investment power over the shares held by those entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein.

(4)	Includes: (a) 7,948,407 shares of Series C Preferred Stock and 3,025,951 shares of Series D Preferred Stock held by Versant Venture Capital II, L.P.; (b) 57,424 shares of Series D Preferred Stock held by Versant Affiliates Fund II-A, L.P.; and (c) 71,039 shares of Series C Preferred Stock and 27,045 shares of Series D Preferred Stock held by Versant Side Fund II, L.P. (together, the “Versant Funds”). Samuel D. Colella, a member of our board of directors, is a managing member of Versant Ventures II, LLC, which is the general partner of each of the Versant Funds, and he shares voting and investment power over the shares held by these entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein.

(5)	Includes: (a) 84,333 shares of Series C Preferred Stock and 102,217 shares of Series D Preferred Stock held by Alloy Partners 2002, L.P. and (b) 3,123,445 shares of Series C Preferred Stock and 3,785,808 shares of Series D Preferred Stock held by Alloy Ventures 2002, L.P., (together, the “Alloy Funds”). Dr. J. Leighton Read, a member of our board of directors, is a managing member of Alloy Ventures 2002, LLC, which is the general partner of each of the Alloy Funds, and he shares voting and investment power over the shares held by these entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein.

(6)	Includes: (a) 5,389,342 shares of Series D Preferred Stock held by Delphi Ventures VI, L.P. and (b) 53,893 shares of Series D Preferred Stock held by Delphi BioInvestments VI, L.P., (together, the “Delphi Funds”). Dr. Deepika R. Pakianathan, a member of our board of directors, is a managing member of Delphi Management Partners VI, LLC, which is the general partner of each of the Delphi Funds, and she shares voting and investment power over the shares held by these entities. She disclaims beneficial ownership of the shares held by these entities, except to the extent of her proportionate pecuniary interest therein.

(7)	Alejandro Peter Zaffaroni is the son of Alejandro A. Zaffaroni, M.D.

(8)	Alexander Peter Zaffaroni is the son of Alejandro A. Zaffaroni, M.D.

(9)	Charles Adam Zaffaroni is the son of Alejandro A. Zaffaroni, M.D.

(10)	Elisa Zaffaroni is the sister of Alejandro A. Zaffaroni, M.D. and the daughter of Alejandro C. Zaffaroni, Ph.D.
Investors’ Rights Agreement
We have entered into an investors’ rights agreement with the purchasers of our outstanding preferred stock and certain holders of common stock and warrants to purchase our common stock and preferred stock, including entities with which certain of our directors are affiliated. As of January 31, 2006, the holders of 16,358,441 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”
Other Transactions
We have made loans to certain of our executive officers. In connection with this offering, we have extinguished these loans and made cash payments to these officers and, in return, will increase the aggregate exercise price of options to purchase common stock held by each of these executive officers by an equivalent amount. For a description of these transactions, see “Management — Indebtedness of Management and Related Agreements.”
We have entered into change of control agreements with our executive officers. For a description of these change of control agreements, see “Management — Management Change of Control Arrangements.”
We have granted stock options to our directors and executive officers. For a description of these options, see “Management — Director Compensation” and “ — Executive Compensation.”
We have entered into indemnification agreements with our directors and executive officers. For a description of these agreements, see “Management — Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS
The following table sets forth the beneficial ownership of our common stock as of January 31, 2006 by:

•	each person who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers and each of our directors; and

•	all of our executive officers and directors as a group.
Percentage of ownership is based on 17,146,381 shares outstanding as of January 31, 2006 and 22,646,381 shares outstanding after this offering, assuming no exercise of the underwriters’ over-allotment option. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after January 31, 2006, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each individual listed in the table is Alexza Pharmaceuticals, Inc., 1020 East Meadow Circle, Palo Alto, California 94303.

		Percentage of
	Number of	Shares Beneficially
	Shares	Owned
	Beneficially
	Owned Prior to	Before	After
Name of Beneficial Owner	the Offering	Offering	Offering

5% Stockholders
Entities affiliated with Alejandro C. Zaffaroni, Ph.D.(1)	1,121,115	6.54%	4.95%
Entities affiliated with Frazier Healthcare Ventures(2)	2,183,127	12.73	9.64
Entities affiliated with Versant Ventures(3)	2,183,128	12.73	9.64
Entities affiliated with Alloy Ventures(4)	1,353,950	7.90	5.98
Entities affiliated with Delphi Ventures(5)	989,678	5.77	4.37
Named Executive Officers and Directors
Thomas B. King(6)	312,499	1.81	1.37
James V. Cassella, Ph.D.(7)	49,319	*	*
August J. Moretti(8)	54,354	*	*
Jeffrey S. Williams(9)	56,462	*	*
Pravin Soni, Ph.D.(10)	21,232	*	*
Samuel D. Colella(3)	2,183,128	12.73	9.64
Alan D. Frazier(2)	2,183,127	12.73	9.64
Ernest Mario, Ph.D.	18,181	*	*
Deepika R. Pakianathan, Ph.D.(5)	989,678	5.77	4.37
J. Leighton Read, M.D.(4)	1,353,950	7.90	5.98
Gordon Ringold, Ph.D.(11)	91,279	*	*
Isaac Stein(12)	117,653	*	*
Alejandro A. Zaffaroni, M.D.(13)	1,073,360	6.26	4.74
All directors and executive officers as a group (13 persons)(14)	8,504,222	48.76	37.07
footnotes on following page

*	Less than 1% of Alexza’s outstanding common stock.

(1)	Includes 269,090 shares held by Zaffaroni Partners, L.P., of which Dr. Zaffaroni is a general and limited partner, 491,173 shares held by Zaffaroni Revocable Trust U/T/D 1/24/86, of which Dr. Zaffaroni is a trustee, 2,727 shares held as trustee for the Alejandro Zaffaroni Retirement Trust FBO M. Lorette Viaud, 3,090 shares held as trustee for the Alejandro Zaffaroni Retirement Trust FBO Donna Swanson and 355,035 shares held by the Alejandro C. Zaffaroni 2005 Annuity Trust #1, of which Dr. Zaffaroni holds a pecuniary interest in the annuity provided for in the trust agreement.

(2)	Includes 583,931 shares held by Frazier Healthcare III, L.P., 1,586,752 shares held by Frazier Healthcare IV, L.P., 4,390 shares held by Frazier Affiliates III, L.P. and 8,054 shares held by Frazier Affiliates IV, L.P. Mr. Frazier is the president and controlling stockholder of Frazier and Company, Inc., the managing member of FHM III, LLC, which is the general partner of Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P., and he shares voting and investment power over the shares held by these entities. He is also a managing member of FHM IV, LLC, which is the general partner of FHM IV, LP, which is the general partner of Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P., and he shares voting and investment power over the shares held by those entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein. The address for all entities and individuals affiliated with Frazier Healthcare Ventures is Two Union Square, Suite 3200, 601 Union Street, Seattle, WA 98101.

(3)	Includes 2,153,442 shares held by Versant Venture Capital II, L.P., 10,440 shares held by Versant Affiliates Fund II-A, L.P. and 19,246 shares held by Versant Side Fund II, L.P. (together the “Versant Funds”). Mr. Colella is a managing member of Versant Ventures II, LLC, which is the general partner of each of the Versant Funds, and he shares voting and investment power over the shares held by these entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein. The address for all entities and individuals affiliated with Versant Ventures is 3000 Sand Hill Road, Building 4, Ste. 210, Menlo Park, CA 94025.

(4)	Includes 35,594 shares held by Alloy Partners 2002, L.P. and 1,318,356 shares held by Alloy Ventures 2002, L.P. (together, the “Alloy Funds”). Dr. Read is a managing member of Alloy Ventures 2002, LLC, which is the general partner of each of the Alloy Funds, and he shares voting and investment power over the shares held by these entities. He disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate pecuniary interest therein. The address for all entities and individuals affiliated with Alloy Ventures is 400 Hamilton Avenue, 4th Floor, Palo Alto, CA 94301.

(5)	Includes 979,880 shares held by Delphi Ventures VI, L.P. and 9,798 shares held by Delphi BioInvestments VI, L.P. (together, the “Delphi Funds”). Dr. Pakianathan is a managing member of Delphi Management Partners VI, LLC, which is the general partner of each of the Delphi Funds, and she shares voting and investment power over the shares held by these entities. She disclaims beneficial ownership of the shares held by these entities, except to the extent of her proportionate pecuniary interest therein. The address for all entities and individuals affiliated with Delphi Ventures is 3000 Sand Hill Road, Building 1, Ste. 135, Menlo Park, CA 94025.

(6)	Includes 181,817 shares held by the Thomas and Beth King 2000 Family Trust, of which Mr. King and his spouse are trustees and 130,682 shares Mr. King has the right to acquire within 60 days of January 31, 2006 through the exercise of options.

(7)	Includes 49,319 shares Dr. Cassella has the right to acquire within 60 days of January 31, 2006 through the exercise of options.

(8)	Includes 52,082 shares Mr. Moretti has the right to acquire within 60 days of January 31, 2006 through the exercise of options.

(9)	Includes 56,462 shares Mr. Williams has the right to acquire within 60 days of January 31, 2006 through the exercise of options.

(10)	Includes 7,351 shares Dr. Soni has the right to acquire within 60 days of January 31, 2006 through the exercise of options.

(11)	Includes 9,276 shares held by the Gordon Ringold and Tanya Zurucki 1999 Reversible Trust, of which Dr. Ringold and his spouse are trustees.

(12)	Includes 117,653 shares held by The Stein 1995 Revocable Trust, of which Mr. Stein and his spouse are trustees.

(13)	Includes 269,090 shares held by Zaffaroni Partners, L.P., of which Dr. Zaffaroni and his spouse are general and limited partners, 38,317 shares held by his spouse, 354,420 shares held by the Silveira Irrevocable Trust u/a/d 7/29/87, of which Dr. Zaffaroni and his spouse are trustees and 355,035 shares held by the Lida Zaffaroni 2005 Annuity Trust #1, of which Dr. Zaffaroni’s spouse holds a pecuniary interest in the annuity provided for in the trust agreement.

(14)	Includes 295,896 shares issuable upon exercise of stock options by all executive officers and directors exercisable within 60 days of January 31, 2006. See Notes (2) through (13) above.

Investors’ Rights Agreement
We have entered into an investors’ rights agreement with the purchasers of our outstanding preferred stock and certain holders of common stock and warrants to purchase our common stock and preferred stock, including entities with which certain of our directors are affiliated. As of January 31, 2006, the holders of 16,358,441 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock gives effect to the amendment and restatement of our certificate of incorporation and bylaws, which will occur upon the closing of this offering and the conversion of our preferred stock into 15,197,712 shares of common stock, which will occur upon the closing of this offering, as if such conversion had occurred on January 31, 2006.
Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
Outstanding Shares. As of January 31, 2006, and assuming conversion of all outstanding preferred stock into common stock upon the closing of the offering, we had outstanding 17,146,381 shares of common stock held of record by approximately 308 stockholders. In addition, as of January 31, 2006, options to purchase 2,005,831 shares of common stock were issued and outstanding and will terminate on various dates through 2015, if not exercised.
Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights unless, at the time of an election, we are subject to Section 2115(b) of California General Corporation Law. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors generally can elect all of the directors standing for election, if they so choose.
Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.
Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences. Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock, except that certain holders of common stock have registration rights, as described more fully below. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.
Preferred Stock
As of January 31, 2006, assuming the closing of this offering, all outstanding shares of preferred stock would have been converted into 15,197,712 shares of common stock. See Note 11 to our financial statements for a description of the currently outstanding preferred stock. Following the conversion, our restated certificate of incorporation will be restated to delete all references to such shares of preferred stock. The restated certificate of incorporation, as so restated, will give to our board of directors the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges, qualifications, limitations or restrictions of the shares of each wholly unissued series, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
Warrants
As of January 31, 2006, a warrant to purchase 98,967 shares of our common stock at an exercise price of $1.10 per share was outstanding. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. This warrant will terminate in connection with this offering, if not earlier exercised.
As of January 31, 2006, a warrant to purchase a total of 21,429 shares of our Series B Preferred Stock with an exercise price of $1.40 per share was outstanding. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant provides for adjustments to the number of shares issuable under the warrant equivalent to the adjustments applicable to all shares of Series B Preferred Stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure or upon dilutive issuances. Upon completion of this offering, this warrant will be converted into a warrant to purchase 4,116 shares of common stock at an exercise price of $7.70 per share. This warrant will terminate on the later of either March 21, 2012 or seven years after the completion of our initial public offering.
As of January 31, 2006, warrants to purchase a total of 57,537 shares of our Series C Preferred Stock with an exercise price of $1.55871 per share were outstanding. Each warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants provide for adjustments to the number of shares issuable under the warrants equivalent to the adjustments applicable to all shares of Series C Preferred Stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure or upon dilutive issuances. Upon completion of this offering, these warrants will be converted into warrants to purchase 11,604 shares of common stock at an exercise price of $8.57 per share. A warrant to purchase 4,852 shares will terminate on the earlier of January 7, 2013 or seven years after the completion of our initial public offering. A warrant to purchase 3,882 shares will terminate on the earlier of either September 19, 2013 or 10 years after the completion of our initial public offering. A warrant to purchase 2,870 shares will terminate on the later of either April 7, 2014 or seven years after the completion of our initial public offering.

Registration Rights
Demand and Form S-3 Registration Rights. At any time after six months following the closing of this offering, the holders of 16,342,721 shares of our common stock and 8,968 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, may require us, on not more than a total of two occasions, to file a registration statement under the Securities Act with respect to their shares of common stock if the aggregate offering price of such shares, net of underwriting discounts and commissions, is expected to exceed $5.0 million. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. In addition, these holders may require us to register the resale of all or a portion of their shares on Form S-3, subject to certain conditions and limitations.
Piggyback Registration Rights. At any time after the closing of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of 16,342,721 shares of common stock and 6,752 shares of our common stock issuable upon the exercise of outstanding warrants will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.
Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions.
Termination. The registration rights and our obligations terminate upon the earlier of either five years following the closing of a firm commitment underwritten public offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities in a three month period pursuant to Rule 144 promulgated under the Securities Act.
Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws
Delaware Law. Upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Charter and Bylaw Provisions. Certain provisions of our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors and eliminate cumulative voting in the election of directors. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors, chief executive officer, lead independent director or chairman, unless we are subject to Section 2115(b) of California General Corporation Law, and our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolutions adopted by a majority of the authorized number of directors constituting the board of directors. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.
Nasdaq National Market Listing
We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol “ALXA.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.
Based on 17,146,381 shares outstanding on January 31, 2006, upon completion of this offering, 22,646,381 shares of common stock will be outstanding, assuming outstanding options or warrants are not exercised prior to the closing of this offering. Of these outstanding shares, all of the 5,500,000 shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our existing stockholders (substantially all of which have entered into lock-up agreements as described below) or “affiliates” as that term is defined under Rule 144 under the Securities Act. The remaining 17,146,381 shares of common stock held by existing stockholders are “restricted” securities, which means they were originally sold in offerings that were not registered under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144, 144(k) or 701 promulgated under the Securities Act.
As a result of the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, the shares sold in this offering and the restricted shares will be available for sale in the public market as follows:

	Number of
	Shares
	Eligible for Sale/
	Percent of
	Outstanding
Date	Stock	Comment

At the date of this prospectus	5,573,952	Shares sold in this offering or eligible for sale under Rule 144(k)

After 90 days after the date of this prospectus	23,882	Shares eligible for sale under Rules 144 or Rule 701

After 180 days after the date of this prospectus and various times thereafter	17,048,547	Shares eligible for sale under Rules 144, 144(k) and 701 upon expiration of lock-up agreements
Additionally, of the 2,120,518 shares of common stock issuable upon exercise of options and warrants outstanding as of January 31, 2006, approximately 898,473 shares will be vested and eligible for sale after 180 days after the date of this prospectus.
Rule 144
In general, under Rule 144 under the Securities Act, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal 226,463 shares immediately after the closing of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 are also subject to requirements on the manner of sale, notice and the availability of our current public information. Rule 144 also provides that affiliates that sell shares must comply with the same restrictions applicable to restricted shares, other than the holding period requirement.
Rule 144(k)
Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates, subject to the manner of sale, public information and filing requirements of Rule 144, in each case, without compliance with the one year holding period requirement of Rule 144.
As of January 31, 2006, options to purchase a total of 2,005,831 shares of common stock were outstanding, of which approximately 471,966 were vested. Except for 68,249 shares underlying certain options, all shares of our common stock issuable under these options are subject to contractual lock-up agreements with us or the underwriters.
Lock-up Agreements
In connection with this offering, we and each of our directors and officers and holders of substantially all of our outstanding stock have agreed not to, for a period of 180 days from the date of this prospectus, without prior written consent of Piper Jaffray & Co. and Pacific Growth Equities, LLC (which consent may be withheld in their sold discretion), directly or indirectly, offer for sale, sell, contract to sell, grant any option for the sale of (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16A-1(h) of the Exchange Act or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or any security or instrument related to such common stock, options or warrants, whether now owned or hereafter acquired (except for shares of common stock acquired in open market transactions after the date of the prospectus), subject to customary exceptions. All of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us. After the 180 day lock-up period, these shares may be sold, subject to applicable securities laws. Notwithstanding the foregoing, for the purposes of allowing the underwriters to comply with NASD Rule 2711(f)(4), if, under certain circumstances during the 16 day period beginning on the last day of the lock-up period, we release earning results or publicly announce other material news or material event relating to us is publicly announced, then the 180 day lock-up period will be extended until 18 days following the date of release of the earnings results or the announcement of the material news or material event, as applicable.
Registration Rights
Upon the closing of this offering, the holders of 16,342,721 shares of our common stock and 15,720 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. See “Description of Capital Stock — Registration Rights.”
Stock Options
Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the 3,742,287 shares of common stock reserved for issuance pursuant to our 2005 Equity Incentive Plan, 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

UNDERWRITING
The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Pacific Growth Equities, LLC are acting as joint book running managers for this offering and, together with RBC Capital Markets Corporation and JMP Securities LLC, are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number of
Underwriters	Shares

Piper Jaffray & Co.
Pacific Growth Equities, LLC
RBC Capital Markets Corporation
JMP Securities LLC

Total	5,500,000

The underwriters have advised us that they propose to offer the shares to the public at $           per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $           per share. The underwriters may allow and the dealers may reallow a concession of not more than $           per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.
We have granted to the underwriters an over-allotment option to purchase up to an additional 825,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the over-allotment option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.
We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $2.2 million. The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we, all of our executive officers and directors, and certain other security holders, holding in the aggregate approximately 99.4% of our outstanding common stock, have agreed not to sell or otherwise dispose of any shares of common stock not registered in this offering for a period of 180 days after the date of this prospectus, subject to extensions in certain cases, without the prior written consent of Piper Jaffray & Co. and Pacific Growth Equities, LLC, on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market. The agreements provide exceptions for (1) our sales in connection with the exercise of options granted and the granting of options to purchase shares of our common stock under our existing stock option plans and (2) certain other exceptions.
Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.
There can be no assurance that the initial public offering price of our common stock will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active public market for our common stock will develop and continue after this offering.
To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain.
These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.
At our request, the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale to our friends, business associates and other related persons at the initial public offering price through a directed share program that is being administered through Piper Jaffray & Co. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of shares of our common stock to the public in this offering in that relevant member state prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive. However, with effect from and including the relevant implementation date, it may make an offer of shares of our common stock to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any share or to whom any offer is made under this offering will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2 (1)(e) of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as may be varied in that relevant member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus

Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.
The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.
Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to our company and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS
The validity of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Broomfield, Colorado. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California. GC&H Investments LLC, an entity affiliated with Cooley Godward LLP, beneficially owns 7,069 shares of our common stock.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and for each of the three years in the period ended December 31, 2005 and for the period from December 19, 2000 (inception) to December 31, 2005 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F. Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F. Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

ALEXZA PHARMACEUTICALS, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2004 and 2005	F-3

Statements of Operations for the years ended December 31, 2003, 2004 and 2005 and for the period from December 19, 2000 (inception) to December 31, 2005	F-5

Statement of Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the period from December 19, 2000 (inception) to December 31, 2005	F-6

Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and for the period from December 19, 2000 (inception) to December 31, 2005	F-11

Notes to Financial Statements	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Alexza Pharmaceuticals, Inc.
We have audited the accompanying balance sheets of Alexza Pharmaceuticals, Inc. (a development stage company) (the “Company”) as of December 31, 2004 and 2005 and the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005 and for the period from December 19, 2000 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexza Pharmaceuticals, Inc. (a development stage company) at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 and for the period from December 19, 2000 (inception) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Ernst & Young LLP
Palo Alto, California
February 13, 2006,
except for paragraph 5
of Note 1, as to which the
date is                     , 2006
The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 1 to the financial statements.
/s/ Ernst & Young LLP
Palo Alto, California
February 14, 2006

ALEXZA PHARMACEUTICALS, INC
(a development stage company)
BALANCE SHEETS
(in thousands, except share and per share amounts)

			Pro Forma
			Stockholders’
	December 31,		Equity at
			December 31,
	2004	2005	2005

			(unaudited)
ASSETS

Current assets:

Cash and cash equivalents	$18,718	$16,787

Short-term marketable securities	41,087	21,582

Grant receivable	327	35

Prepaid expenses and other current assets	796	1,797

Total current assets	60,928	40,201

Property and equipment, net	3,253	6,774

Long-term marketable securities	2,489	—

Restricted cash	185	204

Officer and employee notes receivable, net of unamortized discount	2,072	78

Other assets	353	148

Total assets	$69,280	$47,405

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable	$930	$2,924

Accrued clinical trial expense	110	361

Other accrued expenses	1,300	4,438

Current portion of equipment financing obligations	1,050	1,718

Total current liabilities	3,390	9,441

Other liabilities	252	—

Noncurrent portion of equipment financing obligations	1,840	5,155

Commitments
See accompanying notes.

ALEXZA PHARMACEUTICALS, INC
(a development stage company)
BALANCE SHEETS
(in thousands, except share and per share amounts)

			Pro Forma
			Stockholders’
	December 31,		Equity at
			December 31,
	2004	2005	2005

			(unaudited)
Convertible preferred stock, $0.0001 par value, 82,000,221 shares authorized at December 31, 2004 and 2005; 79,856,703 shares issued and outstanding at December 31, 2004 and 2005; aggregate liquidation preference of $109,513 at December 31, 2004 and 2005; no shares outstanding pro forma (unaudited)	107,194	107,194

Stockholders’ equity (deficit):

Common stock, $0.0001 par value; 112,500,000 shares authorized at December 31, 2004 and 2005; 1,539,606 shares issued and outstanding at December 31, 2004, 1,920,114 shares issued and outstanding at December 31, 2005, 17,117,826 issued and outstanding pro forma (unaudited)	—	—	$2

Additional paid-in capital	1,417	5,740	112,932

Deferred stock compensation	—	(2,925)	(2,925)

Other comprehensive loss	(45)	(30)	(30)

Deficit accumulated during development stage	(44,768)	(77,170)	(77,170)

Total stockholders’ equity (deficit)	(43,396)	(74,385)	$32,809

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$69,280	$47,405

See accompanying notes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

				Period from
				December 19,
				2000
	Year Ended December 31,			(inception) to
				December 31,
	2003	2004	2005	2005

Revenue	$1,002	$2,436	$2,230	$5,917

Operating expenses:

Research and development*	11,487	15,147	26,235	60,979

General and administrative*	4,213	4,155	9,654	20,206

Acquired in-process research and development	—	—	—	3,916

Total operating expenses*	15,700	19,302	35,889	85,101

Loss from operations	(14,698)	(16,866)	(33,659)	(79,184)

Interest and other income, net	548	467	1,615	2,879

Interest expense	(178)	(226)	(358)	(865)

Net loss	$(14,328)	$(16,625)	$(32,402)	$(77,170)

Basic and diluted net loss per common share	$(10.81)	$(11.41)	$(18.98)

Shares used to compute basic and diluted net loss per common share	1,325,167	1,457,108	1,707,345

Pro forma basic and diluted net loss per common share (unaudited)			$(1.92)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			16,905,057

* Includes stock-based compensation as follows:

Research and development	$32	$59	$167	$271

General and administrative	—	—	874	874

Total	$32	$59	$1,041	$1,145

See accompanying notes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share and per share amounts)

									Deficit
	Convertible Preferred								Accumulated	Total
	Stock		Common Stock		Additional	Stockholder	Deferred	Other	During the	Stockholders’
					Paid-In	Note	Stock	Comprehensive	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	(Loss) Income	Stage	(Deficit)

Issuance of common stock to founders at $0.22 per share in December 2000 in exchange for technology and cash of $8	—	$—	454,536	$—	$100	$—	$—	$—	$—	$100
Issuance of Series A preferred stock for cash at $0.40 per share in July 2001, net of issuance costs of $9	2,500,000	991	—	—	—	—	—	—	—	—
Issuance of Series A1 preferred stock at $1.55 per share in December 2001, in connection with merger	1,610,250	2,496	—	—	—	—	—	—	—	—
Issuance of Series B preferred stock for cash at $1.40 per share in December 2001, net of issuance costs of $71	6,441,000	8,946	—	—	—	—	—	—	—	—
Issuance of common stock in connection with merger at $1.10 per share in December 2001	—	—	868,922	—	956	—	—	—	—	956
Warrants assumed in merger transaction	—	—	—	—	10	—	—	—	—	10
Issuance of common stock for cash at $0.22 per share upon exercise of options in December 2001	—	—	9,090	—	2	—	—	—	—	2
Compensation expense related to consultant stock options	—	—	—	—	3	—	—	—	—	3
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(5,652)	(5,652)

Balance at December 31, 2001 (carried forward)	10,551,250	$12,433	1,332,548	$—	$1,071	$—	$—	$—	$(5,652)	$(4,581)
See accompanying notes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

									Deficit
	Convertible Preferred								Accumulated	Total
	Stock		Common Stock		Additional	Stockholder	Deferred	Other	During the	Stockholders’
					Paid-In	Note	Stock	Comprehensive	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	(Loss) Income	Stage	(Deficit)

Balance at December 31, 2001 (brought forward)	10,551,250	$12,433	1,332,548	$—	$1,071	$—	$—	$—	$(5,652)	$(4,581)
Issuance of common stock for cash at $0.22 per share upon exercise of options in February 2002	—	—	10,606	—	3	—	—	—	—	3
Issuance of warrants to purchase Series B preferred stock in March 2002, in connection with equipment financing loan	—	27	—	—	—	—	—	—	—	—
Issuance of common stock for cash at $0.22 per share upon exercise of options in July 2002	—	—	2,180	—	—	—	—	—	—	—
Issuance of common stock to stockholder at $0.99 per share in exchange for promissory note in July 2002	—	—	53,156	—	53	(53)	—	—	—	—
Issuance of Series C preferred stock for cash at $1.56 per share in September 2002, net of issuance costs of $108	28,870,005	44,892	—	—	—	—	—	—	—	—
Repurchase of common stock for cash at $1.05 per share in October 2002	—	—	(2,634)	—	(3)	—	—	—	—	(3)
Issuance of common stock for cash at $1.05 per share for services upon exercise of warrants in December 2002	—	—	9,368	—	10	—	—	—	—	10
Compensation expense related to consultant stock options	—	—	—	—	10	—	—	—	—	10
Unrealized gain on investments	—	—	—	—	—	—	—	51	—	51
Net loss	—	—	—	—	—	—	—	—	(8,163)	(8,163)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(8,112)

Balance at December 31, 2002 (carried forward)	39,421,255	$57,352	1,405,224	$—	$1,144	$(53)	$—	$51	$(13,815)	$(12,673)
See accompanying notes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

									Deficit
	Convertible Preferred								Accumulated	Total
	Stock		Common Stock		Additional	Stockholder	Deferred	Other	During the	Stockholders’
					Paid-In	Note	Stock	Comprehensive	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	(Loss) Income	Stage	(Deficit)

Balance at December 31, 2002 (brought forward)	39,421,255	$57,352	1,405,224	$—	$1,144	$(53)	$—	$51	$(13,815)	$(12,673)
Issuance of common stock for cash at $0.22, $0.99 and $1.10 per share upon exercise of options	—	—	74,903	—	47	—	—	—	—	47
Issuance of warrants to purchase Series C preferred stock in connection with equipment financing loan in January 2003	—	35	—	—	—	—	—	—	—	—
Issuance of warrants to purchase Series C preferred stock in connection with equipment financing loan in September 2003	—	27	—	—	—	—	—	—	—	—
Repurchase of common stock for cash at $1.05 per share in January 2003	—	—	(1,172)	—	(1)	—	—	—	—	(1)
Repurchase of common stock for cash at $0.22 per share in November 2003	—	—	(14,772)	—	(3)	—	—	—	—	(3)
Compensation expense related to consultant stock options	—	—	—	—	31	—	—	—	—	31
Deferred stock compensation expense related to modification of consultant stock option	—	—	—	—	1	—	(1)	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	—	(55)	—	(55)
Net loss	—	—	—	—	—	—	—	—	(14,328)	(14,328)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(14,383)

Balance at December 31, 2003 (carried forward)	39,421,255	$57,414	1,464,183	$—	$1,219	$(53)	$(1)	$(4)	$(28,143)	$(26,982)
See accompanying notes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

									Deficit
	Convertible Preferred								Accumulated	Total
	Stock		Common Stock		Additional	Stockholder	Deferred	Other	During the	Stockholders’
					Paid-In	Note	Stock	Comprehensive	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	(Loss) Income	Stage	(Deficit)

Balance at December 31, 2003 (brought forward)	39,421,255	$57,414	1,464,183	$—	$1,219	$(53)	$(1)	$(4)	$(28,143)	$(26,982)
Cancellation of unvested common stock at $0.99 per share in March 2004	—	—	(24,365)	—	(24)	24	—	—	—	—
Repayment of vested portion of stockholder note receivable for cash	—	—	—	—	—	29	—	—	—	29
Issuance of warrants to purchase Series C preferred stock in connection with equipment financing loan in April 2004	—	20	—	—	—	—	—	—	—	—
Issuance of common stock for cash at $0.22, $0.99 and $1.10 per share upon exercise of options	—	—	100,192	—	72	—	—	—	—	72
Repurchase of common stock for cash at $1.05 per share in September 2004	—	—	(404)	—	—	—	—	—	—	—
Issuance of Series D preferred stock at $1.29 per share in November and December 2004, net of issuance costs of $2,239	40,435,448	49,760	—	—	—	—	—	—	—	—
Issuance of warrants to purchase common stock in connection with Series D financing in November 2004	—	—	—	—	91	—	—	—	—	91
Compensation expense related to consultant stock options	—	—	—	—	40	—	—	—	—	40
Compensation expense related to employee stock option modifications	—	—	—	—	19	—	—	—	—	19
Amortization of deferred stock compensation	—	—	—	—	—	—	1	—	—	1
Unrealized loss on investments	—	—	—	—	—	—	—	(41)	—	(41)
Net loss	—	—	—	—	—	—	—	—	(16,625)	(16,625)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(16,666)

Balance at December 31, 2004 (carried forward)	79,856,703	$107,194	1,539,606	$—	$1,417	$—	$—	$(45)	$(44,768)	$(43,396)
See accompanying notes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)

									Deficit
	Convertible Preferred								Accumulated	Total
	Stock		Common Stock		Additional	Stockholder	Deferred	Other	During the	Stockholders’
					Paid-In	Note	Stock	Comprehensive	Development	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Compensation	(Loss) Income	Stage	(Deficit)

Balance at December 31, 2004 (brought forward)	79,856,703	$107,194	1,539,606	$—	$1,417	$—	$—	$(45)	$(44,768)	$(43,396)
Issuance of common stock for cash at $0.22, $0.99, $1.10, per share upon exercise of options	—	—	380,508	—	357	—	—	—	—	357
Compensation expense related to consultant stock options	—	—	—	—	195	—	—	—	—	195
Deferred stock compensation, net of $4 reversal in connection with employee terminations	—	—	—	—	3,329	—	(3,329)	—	—	—
Amortization of deferred stock compensation,	—	—	—	—	—	—	404	—	—	404
Variable compensation expense	—	—	—	—	442	—	—	—	—	442
Unrealized gain on investments	—	—	—	—	—	—	—	15	—	15
Net loss	—	—	—	—	—	—	—	—	(32,402)	(32,402)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(32,387)

Balance at December 31, 2005	79,856,703	$107,194	1,920,114	$—	$5,740	$—	$(2,925)	$(30)	$(77,170)	$(74,385)

See accompanying notes.

ALEXZA PHARMACEUTICALS, INC
(a development stage company)
STATEMENTS OF CASH FLOWS
(in thousands)

				Period From
				December 19,
				2000
	Year Ended December 31,			(inception) to
				December 31,
	2003	2004	2005	2005

Cash flows from operating activities:

Net loss	$(14,328)	$(16,625)	$(32,402)	$(77,170)

Adjustments to reconcile net loss to net cash used in operating activities:

Stock compensation expense — consultants	32	40	195	280

Stock compensation expense — employees	—	19	442	461

Extinguishment of officer notes receivable	—	—	2,300	2,300

Amortization of deferred stock compensation	—	—	404	404

Issuance of common stock for intellectual property	—	—	—	92

Charge for acquired in-process research and development	—	—	—	3,916

Amortization of assembled workforce	111	—	—	222

Amortization of debt discount and deferred interest	84	86	47	240

Amortization of premium on available-for-sale securities	860	560	444	2,034

Depreciation and amortization	503	972	2,082	3,772

Loss on disposal of property and equipment	7	—	6	15

Changes in operating assets and liabilities:

Grant receivable	(313)	(14)	292	(35)

Prepaid expenses and other current assets	133	(143)	(1,001)	(1,791)

Other assets	(1,303)	(1,134)	(148)	(2,650)

Accounts payable	109	268	1,994	2,795

Accrued clinical trial expense and other accrued expenses	601	518	251	1,285

Other liabilities	210	(33)	3,138	3,390

Net cash used in operating activities	(13,294)	(15,486)	(21,956)	(60,440)

Cash flows from investing activities:

Purchase of available-for-sale securities	$(25,370)	$(47,588)	$(39,074)	$(143,207)

Maturities of available-for-sale securities	32,843	26,080	60,639	119,562

Decrease (increase) in restricted cash	88	—	(19)	(205)

Purchases of property and equipment	(1,590)	(2,168)	(5,609)	(10,298)

Proceeds from disposal of property and equipment	1	—	—	3

Cash paid for merger	—	—	—	(250)

Net cash provided by (used in) investing activities	5,972	(23,676)	15,937	(34,395)
See accompanying notes.

ALEXZA PHARMACEUTICALS, INC
(a development stage company)
STATEMENTS OF CASH FLOWS
(in thousands)

				Period From
				December 19,
				2000
	Year Ended December 31,			(inception) to
				December 31,
	2003	2004	2005	2005

Cash flows from financing activities:

Proceeds from issuance of common stock and exercise of stock options	46	74	357	500

Repurchase of common stock	(5)	—	—	(8)

Proceeds from issuance of convertible preferred stock	—	49,852	—	104,681

Proceeds from repayment of stockholder note receivable	—	29	—	29

Proceeds from equipment term loans	1,732	1,468	4,923	9,121

Payments of equipment term loans and leases	(457)	(802)	(1,192)	(2,701)

Net cash provided by financing activities	1,316	50,621	4,088	111,622

Net increase (decrease) in cash and cash equivalents	(6,006)	11,459	(1,931)	16,787

Cash and cash equivalents at beginning of period	13,265	7,259	18,718	—

Cash and cash equivalents at end of period	$7,259	$18,718	$16,787	$16,787

Supplemental disclosures of cash flow information

Cash paid for interest	$94	$140	$285	$599

See accompanying notes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
1. The Company and Basis of Presentation
Business
Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”), was incorporated in the state of Delaware on December 19, 2000 as FaxMed, Inc. In June 2001, the Company changed its name to Alexza Corporation and in December 2001 became Alexza Molecular Delivery Corporation. In July 2005, the Company changed its name to Alexza Pharmaceuticals, Inc.
The Company is an emerging pharmaceutical company focused on the development and commercialization of novel, proprietary products for the treatment of acute and intermittent conditions. The Company’s primary activities since incorporation have been establishing its offices, recruiting personnel, conducting research and development, conducting preclinical studies and clinical trials, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.
Need to Raise Additional Capital
In the course of its development activities, the Company has sustained operating losses and expects such losses to continue over at least the next several years. The Company’s ultimate success depends on the outcome of research and development activities and preclinical and clinical testing of its product candidates, which are at an early stage. From December 19, 2000 (inception) through December 31, 2005, the Company has incurred cumulative net losses of $77,170,000. Management expects to incur additional losses in the future to conduct product research and development and to build production capabilities and recognizes the ongoing need to raise additional capital. The Company intends to raise such capital through the issuance of additional equity, debt financing and through collaborative arrangements with potential strategic partners. Management believes such funding will be available. If the Company is unable to raise additional funds by June 30, 2006, it may not be able to continue development of its product candidates and will need to delay or scale back some of its clinical and research and development programs and other operations. The Company’s failure to raise sufficient capital when needed may harm its business and operating results.
Unaudited Pro Forma Stockholders’ Equity (Deficit)
The Company has filed a registration statement with the Securities and Exchange Commission (“SEC”) for the Company to sell shares of its common stock to the public. Holders of the shares of Series A, Series A-1, Series B, Series C and Series D preferred stock at December 31, 2005 have elected, pursuant to the Company’s Amended and Restated Certificate of Incorporation, as currently in effect, to convert immediately prior to the effectiveness of the registration statement their shares into 15,197,712 shares of common stock (assuming that the registration statement becomes effective on or before December 31, 2006). Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets.
Reverse Stock Split
In February 2006, the Company’s Board of Directors and stockholders approved a one-for-five and one-half reverse stock split. A Certificate of Amendment to the Company’s Restated Certificate of Incorporation will be filed prior to the closing of the Company’s planned initial public offering effecting the one-for-five and one-half reverse stock split. All common share and per share amounts

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
retroactively reflect the one-for-five and one-half reverse stock split. Except as otherwise noted, references to preferred stock do not reflect the reverse stock split, as the reverse stock split will be effected upon the conversion of the preferred stock to common stock.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Fair Value of Financial Instruments
The Company carries cash, cash equivalents and marketable securities available for sale at fair value. The Company’s other financial instruments, including accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and marketable securities and restricted cash to the extent of the amounts recorded on the balance sheets. The Company’s cash, cash equivalents, marketable securities and restricted cash are placed with high credit-quality financial institutions and issuers. The Company believes that its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.
Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less from date of purchase to be cash equivalents. Cash equivalents consist of interest-bearing instruments including obligations of U.S. government agencies, high credit rating corporate borrowers and money market funds, which are carried at market value.
Restricted Cash
As of December 31, 2004 and 2005, the Company has classified $185,000 and $204,000, respectively, as restricted cash in the accompanying balance sheets. The restricted cash is comprised of the following:

•	The Company agreed to maintain a certificate of deposit of $82,000 to secure a personal guarantee issued in connection with a facility lease. The facility lease expired in July 2005.

•	As of December 31, 2004, the Company maintained a certificate of deposit of $90,000 as required under the terms of a letter of credit in connection with a facility lease. In February 2005, the Company amended its facility lease and pursuant to the terms of the amended lease agreement, and as of December 31, 2005, maintained a certificate of deposit of $163,000.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

•	As of December 31, 2004, the Company maintained certificates of deposit totaling $13,000 as collateral for the Company’s utility account. Beginning in February 2005 and as of December 31, 2005, the Company maintained certificates of deposit totaling $41,000 as collateral for the Company’s utility account.
Marketable Securities
Management determines the appropriate classification of its marketable securities at the time of purchase. All marketable securities have been designated as available for sale. These securities are recorded as either cash equivalents or marketable securities. Marketable securities with maturities of one year or less are classified as short-term marketable securities and are expected to be available for use in the Company’s current operations, while marketable securities with maturities of more than one year are classified as long-term marketable securities. Marketable securities are carried at estimated fair value with unrealized gains or losses included in accumulated other comprehensive (loss) income in stockholders’ equity (deficit). The fair value of marketable securities is based on quoted market prices when available, or pricing models using current market rates.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest and other income (expense), net. Realized gains and losses are also included in interest and other income (expense), net. The cost of all securities sold is based on the specific-identification method. Interest and dividends are included in interest income.
Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over three to five years, the estimated useful life of the assets. Lab equipment purchased through government grant agreements is depreciated over the estimated useful life of the asset or the remaining term of the grant, whichever is shorter. Leasehold improvements are amortized over the estimated useful life or the remaining lease term, whichever is shorter.
Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair market value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.
Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Revenue Recognition
Revenue consists primarily of amounts earned under research grants with the National Institutes of Health. The Company’s federal government research grants provide for the reimbursement of qualified expenses for research and development as defined under the terms of each grant. Equipment purchased specifically for grant programs is recorded at cost and depreciated over the grant period. Revenue under grants is recognized when the related qualified research and development expenses are incurred up to the limit of the approval funding amounts. Grant reimbursements are received on a monthly basis. Grant receivables reflect amounts of qualified research and development expenses incurred under research grants, which have not yet been reimbursed to the Company.
Research and Development
All research and development costs, including those funded by third parties, are expensed as incurred. Research and development costs consist of salaries, employee benefits, allocated overhead, including facility, training, and other overhead costs, and payments to clinical research organizations and other professional service providers.
Income Taxes
The Company uses the liability method for income taxes, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided when the expected realization for the tax assets does not meet more likely than not criteria.
Comprehensive (Loss) Income
Comprehensive (loss) income is comprised of net loss and unrealized gains (losses) on marketable securities. Total comprehensive (loss) income for all periods presented has been disclosed in the statements of convertible preferred stock and stockholders’ equity (deficit).
Stock-Based Compensation
The Company applies the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) in accounting for its employee stock options. Compensation expense for employees is based on the difference, if any, between the fair value of the Company’s common stock and the exercise price of the option on the measurement date, which is typically the date of grant. During the year ended December 31, 2004, the Company modified an employee stock option award and recorded $19,000 of compensation cost as a result. Prior to January 1, 2005, the exercise price of the Company’s employee stock options equaled the market price of the common stock on the date of grant. During the year ended December 31, 2005, the Company granted to employees options to purchase a total of 18,181 shares of common stock with an exercise price of $1.10 per share, options to purchase a total of 371,072 shares of common stock with an exercise price of $1.38 per share, options to purchase a total of 252,622 shares of common stock with an exercise price of $3.30 per share and options to purchase a total of 135,617 shares of common stock with an exercise price of $6.88 per share. The Company did not obtain a contemporaneous valuation from an unrelated valuation specialist during this period. Instead, the Company relied on its board of directors to determine a reasonable estimate of the then current value of the Company’s common stock on the date of grant. In connection with the preparation of a registration statement for

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
the Company to sell shares of its common stock to the public, it reassessed the estimated fair value of the common stock in light of the expected completion of the offering. Based upon the reassessment, the Company determined that the reassessed fair value of the options granted to employees to purchase 777,492 shares of common stock ranged from $2.04 in January 2005 to $9.90 in December 2005. As a result, the Company recorded deferred stock-based compensation relative to these options of $3,329,000 during the year ended December 31, 2005, which is being amortized over the vesting period of the applicable options on a straight line basis. During the year ended December 31, 2005, the Company amortized $404,000 of deferred stock-based compensation.
The Company recorded $442,000 of stock-based compensation during the year ended December 31, 2005, relative to three officer stock option awards accounted for as variable awards, due to the Company’s intent to repurchase immature shares held by these officers. Additional compensation expense for the variable awards is measured each period as the incremental difference between the fair value of the shares and the exercise price of the stock options. Compensation expense is recorded using a graded vesting model in accordance with Financial Accounting Standards Board Interpretation No. 28, (“FIN 28”) Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.
The Company accounts for stock options issued to nonemployees using the fair value method of accounting prescribed by Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and EITF Consensus No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company believes that the fair value of the stock options is more readily measurable than the fair value of the services rendered. The stock compensation costs of these options granted to nonemployees are re-measured over the vesting terms as earned, and the resulting value is recognized as an expense over the period of services received. During 2003 and 2004, the Company granted nonemployees options to purchase 24,089 and 19,998 shares of common stock, respectively, with exercise prices equal to the fair market value on the date of grant. During 2005, the Company granted nonemployees options to purchase 34,181 shares of common stock with an exercise price of $1.10 per share, options to purchase 9,090 shares of common stock with an exercise price of $1.38 per share and options to purchase 3,272 shares of common stock with an exercise price of $3.30 per share, all of which were deemed below the reassessed fair value of the Company common stock on the date of grant. The Company valued the nonemployee stock options granted during 2003, 2004 and 2005 using the Black-Scholes valuation model, using a volatility rate of 100%, an expected life representing the remaining contractual life, which ranged from 6 to 10 years, an expected dividend yield of 0% and a risk-free interest rate ranging from 3.06% to 4.07%. Stock-based compensation expense associated with these nonemployee options was $32,000, $40,000 and $195,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
In accordance with SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, the Company has provided below pro forma disclosures of the effect on net loss as if SFAS 123 had been applied in measuring employee compensation expense for all periods presented.

				Period from
				December 19,
				2000
	Year Ended December 31,			(inception) to
(In thousands,				December 31,
except per share amounts)	2003	2004	2005	2005

Net loss, as reported	$(14,328)	$(16,625)	$(32,402)	$(77,170)

Add back: stock-based employee compensation expense included in net loss	—	19	404	423

Deduct: stock-based employee compensation expense determined under the fair value method	(23)	(48)	(447)	(531)

Pro forma net loss per common share	$(14,351)	$(16,654)	$(32,445)	$(77,278)

Basic and diluted net loss per common share, as reported	$(10.81)	$(11.41)	$(18.98)

Pro forma basic and diluted net loss per common share	$(10.83)	$(11.43)	$(19.00)
The weighted-average estimated fair value of options granted during the years ended December 31, 2003, 2004 and 2005 was $0.11, $0.17 and $5.01 per share, respectively.
The fair value of these options was estimated at the date of grant using the minimum-value method with the following weighted-average assumptions:

	Year Ended
	December 31,

	2003	2004	2005

Risk-free interest rate	3.06%	3.10%	4.07%

Weighted-average expected life (in years)	4	5	5

Dividend yield	0%	0%	0%
Reclassification
Certain prior period amounts in the financial statements and the notes to the financial statements have been reclassified to conform to current presentation.
Recent Accounting Pronouncements
In March 2004, the EITF reached a consensus on EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF No. 03-1 provides guidance regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. In September 2004, the EITF delayed the effective date for the measurement and recognition guidance.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment under EITF 03-1. The FASB directed the staff to issue FASB Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”), superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company does not expect that the adoption of EITF No. 03-1 will have a material impact on its results of operations and net loss per share.
In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition and the Company will no longer be able to apply the minimum value method and instead must calculate the fair value of its employee stock options using an estimated volatility rate. SFAS 123R is effective for annual periods beginning after June 15, 2005 and, thus, will be effective for the Company beginning January 1, 2006. The Company is planning to adopt SFAS 123R using the prospective transition method. Under this transition method, beginning January 1, 2006, compensation cost recognized will include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value in accordance with the provisions of APB 25, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of Statement 123R. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on the Company’s results of operations and net loss per share, although it will have no impact on the Company’s financial position.
3. Net Loss per Share
Basic and diluted net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period less weighted average shares subject to repurchase. Stock options, warrants, common stock subject to repurchase by the Company, and shares to be issued upon conversion of the convertible preferred stock were not included in the net loss per share calculation for the years ended December 31, 2003, 2004 and 2005 because the inclusion of such shares would have had an anti-dilutive effect.
The unaudited pro forma basic and diluted net loss per common share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2004 or the date of issuance, if later.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

	2003	2004	2005

Historical
Numerator:
Net loss	$(14,328)	$(16,625)	$(32,402)
Denominator:
Weighted-average common shares outstanding	1,422,424	1,470,900	1,707,345
Less: Weighted-average unvested common shares subject to repurchase	(97,257)	(13,792)	—

Denominator for basic and diluted net loss per share	(1,325,167)	1,457,108	1,707,345

Basic and diluted net loss per share	$(10.81)	$(11.41)	$(18.98)

Pro forma
Net loss			$(32,402)

Denominator for pro forma basic and diluted net loss per share:
Shares used above			1,707,345
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			15,197,712

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			16,905,057

Pro forma basic and diluted net loss per share (unaudited)			$(1.92)

Potentially dilutive securities include the following:

	Year Ended December 31,

	2003	2004	2005

Stock options	1,001,677	1,662,796	2,008,020
Warrants to purchase common stock	—	98,967	98,967
Warrants to purchase convertible preferred stock	64,734	78,966	78,966
Common shares subject to repurchase	49,717	—	—
Convertible preferred stock	39,421,255	79,856,703	79,856,703
As of December 31, 2005, the number of shares of common stock issuable upon exercise of warrants to purchase convertible preferred stock and conversion of convertible preferred stock would be 15,720 and 15,197,712, respectively, on an as-converted basis.
4. Merger
On December 21, 2001, Molecular Delivery Corporation, a California corporation (“MDC”), was merged with and into the Company. The objective of the merger was to combine MDC’s technology and personnel with that of the Company and its development team. As the surviving corporation, the Company changed its name to Alexza Molecular Delivery Corporation. The merger with MDC was accounted for as an acquisition of assets pursuant to FASB No. 141, Business Combinations, rather

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
than as a business combination, as MDC was a development stage company that had not commenced its planned principal operations as described in EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.
The total consideration for the transaction was $3,856,000, which consisted of the following:

•	868,922 shares of common stock valued at $956,000;

•	1,610,250 shares of Series A-1 convertible preferred stock valued at $2,496,000;

•	a warrant assumed for 9,368 shares of common stock valued at $10,000;

•	transaction costs of $144,000; and

•	cash of $250,000.
The merger consideration was determined based upon (1) the per share amount for which the Company had sold Series B convertible preferred stock to investors for cash in December 2001; (2) the estimated fair value of the common stock and warrant, which was determined by management based upon the receipt of an independent valuation; (3) cash consideration paid; and (4) merger-related transaction costs incurred. Total merger consideration was then allocated by management to the estimated fair value of the assets acquired and liabilities assumed. The results of operations of MDC have been included in the Company’s financial statements from December 21, 2001.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the merger date:

Tangible assets	$280
Assembled workforce	222
Acquired in-process research and development	3,916
Liabilities and lease obligations	(562)

Total purchase price	$3,856

The Company allocated merger consideration in excess of the estimated fair values of the other tangible and intangible assets acquired and liabilities assumed of $3,916,000 to acquired in-process research and development in recognition that MDC’s research and development programs had not yet reached technological feasibility and had no alternative future use as of the merger date. The entire amount of acquired in-process research and development was expensed in 2001.
The value assigned to the assembled workforce was determined using a cost approach. This approach estimates the cost that would be incurred to replace and train key MDC employees. The assembled workforce asset was amortized over two years and, therefore, was fully amortized as of December 31, 2004.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
5. Cash, Cash Equivalents and Marketable Securities
Cash, cash equivalents and marketable securities consisted of:

	December 31,

(In thousands)	2004	2005

Cash	$498	$1,953
Money market accounts	8,425	13,298
Commercial paper	17,443	1,740
Government securities	5,466	7,948
Corporate debt securities	15,653	3,662
Asset-backed securities	14,994	9,972

	$62,479	$38,573

Reported as:
Cash and cash equivalents	$18,718	$16,787
Short-term marketable securities	41,087	21,582
Long-term marketable securities	2,489	—
Restricted cash	185	204

	$62,479	$38,573

Fair values of cash equivalents and marketable securities approximate cost primarily due to the short-term maturities of the investments and the low incidence of changes in security credit ratings. Unrealized gains and losses on available-for-sale securities were reported as a component of stockholders’ equity (deficit) and were immaterial for all periods presented. Marketable securities classified as short-term mature within one year and marketable securities classified as long-term mature within one to three years.
6. Property and Equipment
Property and equipment consisted of the following:

	December 31,

(In thousands)	2004	2005

Lab equipment	$3,455	$5,838

Computer equipment and software	874	2,630

Furniture	247	522

Leasehold improvements	364	1,544

	4,940	10,534

Less: accumulated depreciation	(1,687)	(3,760)

	$3,253	$6,774

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Property and equipment includes lab equipment acquired under capital leases of $195,000 at December 31, 2004 and 2005. Accumulated amortization of the lab equipment under capital leases was $150,000 and $190,000 at December 31, 2004 and 2005, respectively. Amortization of property and equipment under capital leases is included in depreciation and amortization expense in the statement of cash flows.
Property and equipment also includes equipment acquired under equipment financing agreements of $3,817,000 and $8,766,000 at December 31, 2004 and 2005, respectively. Accumulated depreciation related to assets under the equipment financing loans was $1,135,000 and $3,022,000 at December 31, 2004 and 2005, respectively. Amortization of property and equipment under equipment financing agreements is included in depreciation and amortization expense in the statement of cash flows.
7. Other Accrued Expenses
Accrued expenses consisted of the following:

	December 31,

(In thousands)	2004	2005

Accrued compensation	$913	$3,447

Accrued severance	106	—

Accrued professional fees	79	774

Accrued lease liability	105	38

Other	97	179

	$1,300	$4,438

8. Commitments
Equipment Financing Obligations
In March 2002, the Company entered into an equipment financing agreement for up to $1,000,000. In January 2003, September 2003 and March 2004, the Company modified the equipment financing agreement with the lender. The modifications provided for an increase in available credit of up to $3,200,000. Loans drawn from the equipment financing agreement are secured by certain fixed assets of the Company. Equipment advances are to be repaid in 48 equal installments of principal plus interest. The loan agreement provides for interest of prime plus 1.5%. In addition, each loan includes a final payment representing 6% of the original loan amount, which is recognized as interest expense over the term of the loan. Fixed asset purchases under the equipment financing agreement are recorded on the Company’s balance sheet at cost with a related liability recognized.
The Company issued warrants to purchase Series B and Series C preferred stock in connection with these modifications of the equipment financing agreement (see Note 12).
In May 2005, the Company further modified its equipment financing agreement by consolidating its loans under the agreement into one term loan with 48 equal installments and a fixed interest rate of 7.25%.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
In May 2005, the Company entered into an equipment financing agreement with a second lender for up to $8,100,000. Equipment advances are to be repaid in 48 installments of principal and interest. The interest rate, which is fixed for each draw, is based on the U.S. Treasuries of comparable maturities and has ranged from 9.2% to 9.82%. The equipment purchased under the equipment financing agreement is pledged as security.
The Company borrowed $1,732,000, $1,468,000 and $4,923,000 during the years ended December 31, 2003, 2004 and 2005, respectively. The Company made principal payments of $457,000, $802,000 and $1,192,000 during the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, the Company had $3.2 million available under its equipment financing agreement for future borrowings.
Future principal payments under the equipment financing agreements as of December 31, 2005 are as follows (in thousands):

2006	$1,718

2007	1,959

2008	1,959

2009	1,237

Total	$6,873

Operating Leases
The Company leases its facilities in Palo Alto, California under an operating lease expiring in December 2006, subject to Alexza’s option to extend the term for six months to June 2007. Prior to February 2005, the Company maintained an interest-bearing certificate of deposit of $90,000 as required under the terms of a letter of credit in connection with a facility lease. In February 2005, the Company amended its Palo Alto facility lease to include additional office space beginning in May 2005. In addition, as required by the lease amendment, the Company provided an additional security deposit of $73,000 in the form of an interest-bearing certificate of deposit and letter of credit.
The Company also leased (but did not occupy) premises in Pleasanton, California. This lease was initiated by MDC prior to its merger with the Company. This lease expired in July 2005. The Company sublet this facility to a third party under a non-cancelable sublease through July 2005, the end of the Company’s lease. The Company maintained an $82,000 certificate of deposit to secure a personal guarantee on this lease, which was released upon the expiration of the lease.
In April 2002, the Company entered into an operating lease for telecommunications equipment. This lease expires in 2007.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Future minimum lease payments under non-cancelable operating leases at December 31, 2005 were as follows (in thousands):

2006	$1,539

2007	9

Total minimum payments	$1,548

Rental expense was $670,000, $777,000, $1,194,000 and $3,227,000 for the years ended December 31, 2003, 2004 and 2005, and for the period from December 19, 2000 (inception) to December 31, 2005, respectively. Rental income from the sublease agreement was $72,000 and $53,000 for the years ended December 31, 2004 and 2005, respectively.
9. Related Party Transactions
Chief Executive Officer Note Receivable
In June 2003, in connection with a new home purchase associated with relocation to the San Francisco Bay Area, the Company loaned its chief executive officer (“CEO”) $1,200,000 pursuant to a secured, non-interest bearing promissory note. The note was due and payable upon certain conditions, including the filing of a registration statement in connection with an initial public offering.
Since there was no established exchange price or ready market for the CEO note, the Company estimated the note’s present value using a 5.19% interest rate, resulting in a total note receivable discount and a deferred charge of $115,000 for the year ended December 31, 2003. The discount on the note receivable and the deferred charge were amortized as interest income and compensation expense over a two-year period, the estimated term of the promissory note.
In 2004, the Company’s estimated term of the CEO note was extended for an additional year. As a result, the Company re-valued the note’s present value using 5.19% interest rate and recorded an additional discount and deferred charge of $60,000, which was added to the unamortized discount and deferred charge from the original valuation and was amortized as interest income and compensation expense over an eighteen month period, the new estimated term of the promissory note. During the years ended December 31, 2003, 2004 and 2005, the Company recorded $29,000, $58,000 and $58,000 of interest income and compensation expense, respectively.
In January 2005, the Company amended the loan agreement, CEO note and stock option agreement. The amendment provided that, prior to the filing of a registration statement in connection with an initial public offering, the Company had the right to repurchase a portion of the stock option or shares underlying the stock option having a value determined by the board of directors up to $1,200,000 plus applicable taxes incurred by the CEO. The vesting of the stock option may be accelerated to the extent necessary for the Company to repurchase the portion of the stock option or shares underlying the stock option it elects to repurchase. The amendment also provided that in the event the stock option shares or shares underlying the stock option are repurchased, the Company would grant the CEO a new stock option for the number of shares repurchased at the then fair market value of common stock.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Senior Vice President of Corporate and Business Development Notes Receivable
In April 2004, in connection with a new home purchase associated with relocation to the San Francisco Bay Area, the Company loaned its senior vice president of corporate and business development (“Senior VP”) $1,000,000 in the form of two secured promissory notes in the amount of $500,000 each. The first promissory note was temporary, carried interest at a rate of 5.00% per annum, and was due and payable to the Company no later than December 31, 2004. The second note was non-interest bearing and was due and payable upon certain conditions, including the filing of a registration in connection with an initial public offering.
Since there was no established exchange price or ready market for the second Senior VP note, the Company estimated the second note’s present value using a 5.78% interest rate, resulting in a total note receivable discount and deferred charge of $61,000. The discount on the second note receivable and the deferred charge are being amortized as interest income and compensation expense over twenty-seven months, the estimated term of the second promissory note.
In October 2004, the Senior VP made a $455,000 principal payment on the first, temporary promissory note. As of December 31, 2004, the Senior VP owed the Company $58,000, including $13,000 of accrued interest related to the first note.
In April 2005, the Company amended the second Senior VP note and stock option agreement and loaned the Senior VP an additional $100,000 pursuant to a third secured promissory note. The third note was non-interest bearing. The officer used $58,000 of the proceeds to pay the remaining principal and interest on the first promissory note. The third note was due and payable upon certain conditions, including the filing of a registration statement in connection with an initial public offering.
The amendment provided that prior to the filing of a registration in connection with an initial public offering, the Company had the right to repurchase a portion of the stock option having a value determined by the board of directors up to $600,000 plus applicable taxes incurred by the Senior VP. The vesting of the stock option may be accelerated to the extent necessary for the Company to repurchase the portion of the stock option or shares underlying the stock option it elects to repurchase. The amendment also provided that in the event the stock option or shares underlying the stock option are repurchased, the Company would grant the Senior VP a new stock option for the number of shares repurchased at the then fair market value of common stock.
Since there was no established exchange price or ready market for the third Senior VP note, the Company estimated the third note’s present value using a 5.87% interest rate, resulting in a total note receivable discount and deferred charge of $7,000. The discount on the third receivable and the deferred charge are being amortized as compensation expense over 14 months, the estimated term of the third promissory note.
During the years ended December 31, 2004 and 2005, the Company recorded $21,000 and $31,000 of interest income and compensation expense, respectively, related to the first and third Senior VP notes.
Senior Vice President of Research and Development Note Receivable
In December 2004, in connection with a new home purchase associated with relocation to the San Francisco Bay Area, the Company loaned its senior vice president of research and development

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
(“Senior VP of R&D”) $500,000 pursuant to a secured, non-interest bearing promissory note. The note was secured by a stock option agreement with the Senior VP of R&D for the purchase of 600,000 shares of common stock. The note was due and payable upon certain conditions, including the filing of a registration statement in connection with an initial public offering. Prior to the filing of a registration statement in connection with an initial public offering, the Company had the right to repurchase a portion of the stock option or shares underlying the stock option having a value determined by the board of directors up to $500,000 plus applicable taxes incurred by the Senior VP of R&D. The vesting of the stock option may be accelerated to the extent necessary for the Company to repurchase the portion of the stock option or shares underlying the stock option it elects to repurchase. The amendment also provided that in the event the stock option or shares underlying the stock option are repurchased, the Company would grant the Senior VP of R&D a new stock option for the number of shares repurchased at the then fair market value of common stock.
Since there was no established exchange price or ready market for the Senior VP of R&D note, the Company estimated the note’s present value using a 6.19% interest rate, resulting in a total note receivable discount and a deferred charge of $44,000. The discount on the note receivable and the deferred charge are being amortized as interest income and compensation expense over an eighteen month period, the estimated term of the promissory note. During the years ended December 31, 2004 and 2005, the Company recorded $0 and $30,000 of interest income and compensation expense, respectively, related to the Senior VP of R&D note.
Extinguishment of Officer Notes
In December 2005, the Company extinguished the housing loans that were made to the three officers having a total principal value of $2.3 million and agreed to pay $1.7 million of taxes related to the extinguishment on the officers’ behalf. The Company recognized compensation expense of $4.0 million as a result of the extinguishment of the officers’ notes and the payment of related taxes. In connection with the loan extinguishment agreements, the Company entered into a commitment with the officers to settle the loan extinguishment by reducing the aggregate intrinsic value of their stock options as described below. As a result, variable stock-based compensation expense in the statement of operations and accrued stock compensation expense on the balance sheet were reduced from $4.5 million to $442,000, which reflects a reduction equal to the $4.0 million loan extinguishment and related taxes. The remaining accrued stock compensation expense liability was reclassified to additional paid-in-capital on the balance sheet upon extinguishment. The remaining unamortized discount on officer notes receivable of $60,000 was offset against deferred compensation at the time of the officer note extinguishments.
Prior to the closing of the planned initial public offering, in settlement for the extinguishment of the officer notes receivable, the Company will increase the exercise price of a certain number of options to purchase common stock held by these officers such that the aggregate intrinsic value of their stock option awards is reduced by an amount equal to the amounts of the loans extinguished and related taxes. The Company will settle this transaction before the closing of its initial public offering based on the initial public offering price. Upon settlement, the stock option awards will no longer be subject to variable accounting, but will be subject to final measurement.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Obligations to a Former Officer
In June 2003, the Company recorded a severance charge of $425,000 related to the termination of an officer of the Company. During the years ended December 31, 2003, 2004 and 2005, the Company made payments of $110,000, $213,000 and $102,000, respectively, against the severance accrual. As of December 31, 2003 the Company had $319,000 remaining in the severance accrual, of which $213,000 was classified as a current obligation in other accrued liabilities and the remainder was included in other long-term liabilities. As of December 31, 2004, the Company had $107,000 remaining in the severance accrual, all of which was classified as a current obligation in other accrued liabilities. As of December 31, 2005, all of the severance obligations had been paid.
The Company has an obligation to provide the former officer a loan of up to $400,000 in two installments of $200,000 each. This former officer originally had until December 2005 to request the first installment and until December 2006 to request the second installment. The agreement was subsequently amended so that both loan installments must be requested by December 2006. Principal and interest are due in a balloon payment at the earliest of: (1) five years after the date of the first installment; (2) six months after commencing employment with a competitor; or (3) 12 months after the date of an initial public offering or other liquidation event. The loans will be nonrecourse and secured by Company stock owned by the former officer. As of December 31, 2005, the former officer had not requested any amounts under the loan obligation.
Note Receivable from Stockholder
In July 2002, the Company entered into a full recourse promissory note agreement with an employee, the proceeds of which were used to exercise an option to purchase common stock of the Company prior to the vesting of such option. The Company had the right to repurchase any unvested shares upon the employee’s termination. The promissory note was in the amount of $53,000 and carried an interest rate of prime plus 1% per annum. In February 2004, the employee terminated employment with the Company. The employee paid the outstanding principal and interest on the note related to the vested shares on the date of termination of employment. The Company repurchased the unvested shares by canceling the remaining outstanding principal balance under the note related to the unvested shares.
Employee Loan
In May 2005, the Company entered into a secured, non-interest bearing promissory note with an employee, the proceeds of which were used to assist with the purchase of a new home. The promissory note is in the amount of $100,000 and is due and payable in May 2010. Since there is no established exchange price or ready market for the employee note, the Company has estimated the note’s present value using a 5.87% interest rate, resulting in a total note receivable discount and a deferred charge of $25,000. The discount on the note receivable and the deferred charge are being amortized to compensation expense over the five year term. During the year ended December 31, 2005, the Company recorded $3,000 of compensation expense.
10. Common Stock
As of December 31, 2004 and 2005, the Company was authorized to issue 112,500,000 shares of common stock. As of December 31, 2004 and 2005, respectively, the Company had 1,539,606 and 1,920,114 shares of common stock outstanding.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
The Company had reserved shares of common stock for future issuances as of December 31, 2005 as follows:

Convertible preferred stock (assuming conversion)	15,197,712

Warrants outstanding:

To purchase common stock	98,967

To purchase Series B preferred stock (assuming conversion)	4,116

To purchase Series C preferred stock (assuming conversion)	11,604

2001 and 2002 Equity Incentive Plans:

Options outstanding	2,008,020

Shares available for grant	173

17,320,592

11.	Convertible Preferred Stock
At December 31, 2004 and 2005, the Company was authorized to issue 82,000,221 shares of convertible preferred stock, respectively.

		Shares	Aggregate
	Shares	Issued and	Liquidation
	Designated	Outstanding	Preference

			(in thousands)
December 31, 2004 and 2005:

Series A	2,500,000	2,500,000	$1,000

Series A-1	1,610,250	1,610,250	2,496

Series B	6,462,429	6,441,000	9,017

Series C	28,927,542	28,870,005	45,000

Series D	42,500,000	40,435,448	52,000

	82,000,221	79,856,703	$109,513

In November and December 2004, the Company closed a Series D preferred stock financing. The Company issued 40,435,448 shares at $1.29 per share. Issuance costs were $2,239,000.
Conversion
The Series A, A-1, B, C and D preferred stock are convertible into common stock at the option of the stockholder into such number of fully paid and nonassessable shares of common stock as is determined by dividing the original issue price for the relevant series of preferred stock by the then applicable conversion price in effect at the time of conversion, subject to antidilution adjustments. Conversion is automatic upon a firm underwritten public offering of not less than $20,000,000 with a per share

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
price of not less than $3.00 per share or the affirmative vote or written consent of a majority of the outstanding shares preferred stock, which will trigger automatic conversion for shares of preferred stock. Holders of the shares of Series A, Series A-1, Series B, Series C and Series D preferred stock at December 31, 2005 have elected, pursuant to the Company’s Amended and Restated Certificate of Incorporation, as currently in effect to convert immediately prior to the effectiveness of the registration statement their shares into 15,197,712 shares of common stock.
Dividends
The holders of all series of preferred stock are entitled to non-cumulative dividends of 8% of the respective original issue price, when and if declared by the Board of Directors. The Series C and D preferred stock are entitled to receive non-cumulative dividends pari passu before payment to any other series. Thereafter the Series A, A-1 and B preferred stock receive dividends pari passu.
After the payment of dividends to the holders of preferred stock, dividends may be declared and distributed among all holders of common and preferred stock based on the number of shares of common stock into which such shares of preferred stock are converted. As of December 31, 2005, no dividends had been declared.
Voting
The holder of each share of common stock issued and outstanding will have one vote and the holder of each share of Series A, A-1, B, C and D preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted at the record date.
Liquidation
In the event of liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series D preferred stock will be entitled to receive, prior and in preference to holders of any other series of preferred stock or of common stock, the amount of approximately $1.29 per share plus any declared but unpaid dividends. After distribution to holders of Series D preferred stock, each holder of Series C preferred stock will be entitled to receive approximately $1.56 per share plus any declared but unpaid dividends. Thereafter, each holder of Series A, A-1 and B preferred stock will be entitled to receive, prior and in preference to any distribution to common stockholders, the amount of $0.40 per share for Series A preferred stock, $1.55 per share for Series A-1 preferred stock and $1.40 per share for Series B preferred stock plus any declared but unpaid dividends. Any remaining assets will be distributed ratably among the holders of common and preferred stock on an as-converted basis until such time as the holders of preferred stock have received a total distribution equal to three times the original issue price of each respective series. Thereafter any funds will be distributed ratably to the holders of common stock.
The preferred stock is entitled to weighted average anti-dilution protection for future issuances at prices below the then effective conversion price of such series, subject to standard exceptions for shares issued to employees, directors and consultants and shares issued in connection with equipment leases, loans and strategic transactions and shares sold pursuant to an effective registration statement.
The Amended and Restated Certificate of Incorporation provide that a change in control is deemed to be a liquidation event. As a result, cash redemption of the convertible preferred stock could be

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
triggered by a change in control, which would be considered to be outside the control of the Company. Accordingly, the convertible preferred stock has been presented outside of permanent equity in the accompanying balance sheets.

12.	Warrants
In December 2001, in connection with the merger with MDC, the Company assumed a warrant for 80,000 shares of MDC common stock. Following the merger, the warrant was exercisable for 9,368 shares of the Company’s common stock at an exercise price of $1.05 per share. In December 2002, the warrant was exercised by the warrant holder.
In March 2002, in connection with an equipment financing agreement, the Company issued immediately exercisable and fully vested warrants to purchase 21,429 shares of Series B preferred stock at a per share price of $1.40. The warrants expire on the later of March 20, 2012 or seven years after the date of the Company’s initial public offering. The Company recorded deferred financing cost of $27,000 related to the issuance of these warrants. The Company valued these warrants using the Black-Scholes valuation model, assuming an exercise price and fair value of $1.40, an expected volatility of 100%, an expected life of 10 years, an expected dividend yield of 0%, and a risk-free interest rate of 4.61%. The estimated fair value of the warrants is recorded as debt discount. This amount is amortized to interest expense over the commitment term of the equipment financing agreement. As of December 31, 2005, these warrants remained outstanding.
In January and September 2003, in connection with the modifications of an equipment financing agreement, the Company issued immediately exercisable and fully vested warrants to purchase 24,058 and 19,247 shares of Series C preferred stock, respectively, at a per share price of $1.56. The warrants expire at the earlier of seven years after the date of the Company’s initial public offering or January 27, 2013 and September 19, 2013, respectively. The Company valued these warrants using the Black-Scholes valuation model, assuming an exercise price and fair value of $1.56, an expected volatility of 100%, an expected life of 10 years, an expected dividend yield of 0%, and risk-free interest rate of 4.05% and 4.45%, respectively. The estimated fair values of $35,000 and $27,000, respectively, are recorded as debt discount and are being amortized to interest expense over the remaining commitment term of the financing agreement. As of December 31, 2005, both of these warrants remained outstanding.
In March 2004, in connection with the modifications of an equipment financing agreement, the Company issued immediately exercisable and fully vested warrants to purchase 14,232 shares of Series C preferred stock at a per share price of $1.56. The warrants expire at the earlier of seven years after the date of the Company’s initial public offering or April 9, 2014. The Company valued these warrants using the Black-Scholes valuation model, assuming an exercise price and fair value of $1.56, an expected volatility of 100%, an expected life of 10 years, an expected dividend yield of 0%, and risk-free interest rate of 4.35%. The estimated fair value of $20,000 was recorded as debt discount and amortized to interest expense over the remaining commitment term of the financing agreement. As of December 31, 2005, these warrants remained outstanding.
In November 2004, in connection with the Series D preferred stock financing, the Company issued immediately exercisable and fully vested warrants to purchase 98,967 shares of common stock at a per share price of $1.10. The warrants expire on November 5, 2011. The Company valued these warrants using the Black-Scholes valuation model, assuming an exercise price and fair value of $1.10, an

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
expected volatility of 100%, an expected life of 7 years, an expected dividend yield of 0%, and risk-free interest rate of 3.88%. The estimated fair value of $91,000 was recorded as Series D preferred stock issuance costs. As of December 31, 2005, these warrants remained outstanding.

13.	Equity Incentive Plans
In June 2001, the stockholders of the Company approved the 2001 Equity Incentive Plan (the “2001 Plan”), and reserved 363,636 shares of common stock for issuance thereunder. In March 2002, the stockholders of the Company approved an amendment to the 2001 Plan to increase the number of shares authorized for issuance thereunder by 90,909 shares. In May 2002, upon approval of the 2002 Equity Incentive Plan (the “2002 Plan”), the 2001 Plan was terminated with respect to new option grants and the number shares authorized for issuance thereunder was reduced by 73,995 shares. There were no shares available for grant under the 2001 Plan as of December 31, 2005.
In May 2002, the stockholders of the Company approved the 2002 Plan and reserved for issuance thereunder: (a) 255,813 shares of common stock, plus (b) any shares of common stock reserved but ungranted under the Company’s 2001 Plan as of the date of stockholder approval, plus (c) any shares returned to the 2001 Plan as a result of termination of awards under the 2001 Plan after the date of stockholder approval of the 2002 Plan. In September 2002, the stockholders of the Company approved an amendment to the 2002 Plan to increase the number of shares authorized for issuance thereunder by 498,005 shares. In September 2003, the stockholders of the Company approved an amendment to the 2002 Plan to increase the number of shares authorized for issuance thereunder by 454,545 shares. In November 2004, the stockholders of the Company approved an amendment to the 2002 Plan to increase the number of shares authorized for issuance thereunder by 1,000,000 shares. In December 2005, the stockholders of the Company approved an amendment to the 2002 Plan to increase the number of shares authorized for issuance thereunder by 25,544 shares. As of December 31, 2005, the Company had 173 shares available for future issuance under the 2002 Plan.
Under the 2001 and 2002 Plans, options and restricted stock awards may be granted at no less than 85% of the estimated fair value on the date of the grant, as determined by the board of directors. Options generally vest over a 48-month period and have a maximum term of 10 years. Restricted stock awards are subject to repurchase rights in favor of the Company, which generally lapse over a 48-month period.
Stock option activity under the plans is as follows:

		Outstanding Options
	Shares
	Available	Number of	Weighted Average
	for Grant	Shares	Exercise Price

Shares authorized for grant	363,636	—
Options granted	(298,351)	298,351	$0.34
Options exercised	—	(9,090)	$0.22

Balance as of December 31, 2001	65,285	289,261	$0.34
Increase in authorized shares	770,732	—
Options granted	(210,777)	210,777	$1.03
Options exercised	—	(65,942)	$0.84
Options forfeited	10,909	(10,909)	$0.22

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

		Outstanding Options
	Shares
	Available	Number of	Weighted Average
	for Grant	Shares	Exercise Price

Balance as of December 31, 2002	636,149	423,187	$0.61
Increase in authorized shares	454,545	—
Options granted	(703,486)	703,486	$1.10
Options exercised	—	(74,904)	$0.60
Options forfeited	50,092	(50,092)	$0.57

Balance as of December 31, 2003	437,300	1,001,677	$0.95
Increase in authorized shares	1,000,000	—
Repurchase of unvested shares	24,365	—	$0.99
Options granted	(893,952)	893,952	$1.10
Options exercised	—	(100,192)	$0.74
Options forfeited	132,641	(132,641)	$1.08

Balance as of December 31, 2004	700,354	1,662,796	$1.04
Increase in authorized shares	25,544	—
Options granted	(824,035)	824,035	$2.86
Options exercised	—	(380,501)	$0.94
Options forfeited	98,310	(98,310)	$1.08

Balance as of December 31, 2005	173	2,008,020	$1.80

Options exercisable at:
December 31, 2003		170,442	$0.61
December 31, 2004		402,276	$0.89
December 31, 2005		470,990	$1.42
The following table summarizes information about options outstanding at December 31, 2005:

	Outstanding Options

	Number of	Remaining
Exercise Price	Options	Contractual Life	Number Exercisable

		(in years)
$0.22	45,452	5.66	45,452
$0.99	36,433	6.02	35,405
$1.10	1,154,462	8.30	347,248
$1.38	380,162	9.43	9,090
$3.30	255,894	9.82	592
$6.88	135,617	9.93	33,203

	2,008,020		470,990

2005 Equity Incentive Plan
In December 2005, the Company’s board of directors adopted the 2005 Equity Incentive Plan (the “2005 Plan”) and authorized for issuance thereunder 1,000,000 shares of common stock, to be effective immediately upon the closing of the Company’s planned initial public offering, subject to stockholder approval. The 2005 Plan is an amendment and restatement of the 2001 Plan and the 2002 Plan. The 2005 Plan provides for annual reserve increases on the first day of each fiscal year commencing on January 1, 2007 and ending on January 1, 2015.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
2005 Employee Stock Purchase Plan
In December 2005, the Company’s board of directors adopted the 2005 Employee Stock Purchase Plan and authorized for issuance thereunder 500,000 shares of common stock, to be effective immediately upon the signing of an underwriting agreement for an initial public offering, subject to stockholder approval. The plan provides for annual reserve increases on the first day of each fiscal year commencing on January 1, 2007 and ending on January 1, 2015.
2005 Non-Employee Directors’ Stock Option Plan
In December 2005, the Company’s board of directors adopted the 2005 Non-Employee Directors Stock Option Plan (the “Directors Plan”) and authorized for issuance thereunder 250,000 shares of common stock, to be effective immediately upon the closing of an initial public offering, subject to stockholder approval. The Directors Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to the Company’s non-employee directors. The Director’s Plan provides for an annual increase to be added on the first day of each fiscal year, commencing on January 1, 2007 and ending on January 1, 2015.
14. 401(k) Plan
The Company sponsors a 401(k) Plan that stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations, up to 25% of eligible compensation on a pretax basis. Pursuant to the 401(k) Plan, the Company does not match any employee contributions.
15. Government Research Grants
The Company has been awarded grants from the National Institutes of Health (“NIH”) for various research and development projects. The Company’s federal government research grants provide for the reimbursement of qualified expenses for research and development as defined under the terms of each grant. As of December 31, 2005, the Company had three NIH grants in place with various reimbursement periods extending through June 30, 2006.
16. Income Taxes
There is no provision for income taxes because the Company has incurred operating losses since inception. The reported amount of income tax expense attributable to continuing operations for the year differs from the amount that would result from applying domestic federal statutory tax rates to pretax income from continuing operations primarily because of unused net operating losses. Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
The deferred tax asset was calculated using an effective tax rate of 40%. Significant components of the Company’s deferred tax assets are as follows:

	December 31,

(In thousands)	2004	2005

Federal and state net operating loss carryforwards	$14,544	$24,857
Federal and state research and development credit carryforwards	1,264	2,129
Accrued liabilities	670	2,711
Other	—	1,542

Total deferred tax assets	16,478	31,239
Valuation allowance	(16,478)	(31,239)

Net deferred tax assets	$—	$—

The Company’s accounting for deferred taxes under SFAS No. 109, Accounting for Income Taxes, involves the evaluation of a number of factors concerning the realizability of the Company’s net deferred tax assets. The Company primarily considered such factors as the Company’s history of operating losses, the nature of the Company’s deferred tax assets and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, the Company does not believe that it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying balance sheets. The valuation allowance increased by approximately $7,079,000 and $14,761,000 during the years ended December 31, 2004 and 2005, respectively.
As of December 31, 2005, the Company had federal net operating loss carryforwards of approximately $64,402,000. The Company also had federal research and development tax credit carryforwards of approximately $1,253,000. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2020, if not utilized.
As of December 31, 2005, the Company had state net operating loss carryforwards of approximately $50,775,000, which will begin to expire in 2012. The Company also had state research and development tax credit carryforwards of approximately $1,209,000, which have no expiration, and a Manufacturer’s Investment Credit of $119,000, which will begin to expire in 2009, if not utilized.
Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, that are applicable if the Company experiences an “ownership change” that may occur, for example, as a result of an initial public offering aggregated with certain other sales of our stock.
17. Development Agreement
In October 2005, the Company entered into a development agreement with Autoliv ASP, Inc. for the development of heat packages that can be incorporated into the Company’s proprietary single dose drug delivery device for sale by the Company. Under the terms of the development agreement, Autoliv and the Company have agreed to contribute $2,500,000 each toward the development efforts. The

ALEXZA PHARMACEUTICALS, INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Company’s contribution is expected to include $1,750,000 for purchases of equipment and $750,000 for co-development efforts. Any equipment purchased by the Company will be owned by the Company and included on the balance sheet. The Company has the ability to terminate the agreement for any reason with 60 days written notice. If the Company terminates the agreement without any breach by Autoliv, the Company will be required to pay Autoliv $278,000 per calendar quarter or portion thereof elapsed after October 2005 and up to the date of termination.

5,500,000 Shares
ALEXZA PHARMACEUTICALS, INC.
Common Stock

PROSPECTUS

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Piper Jaffray
Pacific Growth Equities, LLC
RBC Capital Markets
JMP Securities
                    , 2006

PART II
Information Not Required In Prospectus
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all expenses to be paid by the registrant, other than the underwriting discounts and commissions payable by the registrant, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Amount to be
Paid

SEC registration fee	$9,229

NASD filing fee	9,125

Nasdaq National Market filing fee	100,000

Blue sky qualification fees and expenses	10,000

Printing and engraving expenses	350,000

Legal fees and expenses	1,000,000

Accounting fees and expenses	600,000

Transfer agent and registrar fees and expenses	5,000

Miscellaneous	116,646

Total	$2,200,000

Item 14. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation and bylaws provide that it will indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant entered into indemnification agreements with its directors and officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in its certificate of incorporation and bylaws and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of its officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act. The registrant also maintains director and officer liability insurance to insure its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise. Reference is made to Item 17 of this registration statement for additional information regarding indemnification of officers and directors.
Item 15. Recent Sales of Unregistered Securities.
Described below is information regarding all securities that have been issued by the registrant during the past three years. The information reflects the assumed one for five and one-half reverse split of its common stock and conversion of its preferred stock to be effected prior to the closing of the offering to which this registration statement relates:
1. On September 17, 2002, the registrant issued an aggregate of 28,870,005 shares of Series C Preferred Stock (which will convert into 5,823,337 shares of common stock upon the closing of this offering) to a total of 42 accredited investors for aggregate cash consideration of $45,000,000.
2. In December 2001, the registrant issued a warrant to purchase an aggregate of 9,368 shares of its common stock at an exercise price of $1.045 per share to one accredited investor in consideration of certain legal services rendered to the registrant. The warrant was exercised in full in December 2002.
3. On January 30, 2003, September 19, 2003 and April 7, 2004, the registrant issued warrants to purchase an aggregate of 57,537 shares of its Series C Preferred Stock (which will convert into 11,604 shares of common stock upon the closing of this offering) at an exercise price of $1.55871 per share to a lender in connection with credit facilities entered into by the registrant. The warrants are currently exercisable in whole or in part and shall terminate on the later of the 10th anniversary after the issue date or seven years after the closing of this offering.
4. On November 5, 2004, December 6, 2004 and December 23, 2004, the registrant sold an aggregate of 40,435,448 shares of Series D Preferred Stock (which will convert into 7,351,846 shares of common stock upon the closing of this offering) at a price of $1.286 per share to a total of 96 accredited investors for aggregate cash consideration of $51,999,986. In connection with this transaction, the registrant issued a warrant to purchase 98,967 shares of common stock at a purchase price of $1.10 per share to the firm as partial consideration for acting as placement agent in such financing. The warrant is currently exercisable in whole or in part and shall terminate on the later of November 5, 2011 or prior to the closing of this offering.
5. On various dates between January 1, 2003 and January 31, 2006, the registrant granted options to purchase an aggregate of 2,441,698 shares of common stock with exercise prices ranging from $0.22 to $6.88 per share. From January 1, 2003 to January 31, 2006, options to purchase 578,010 shares of common stock were exercised for aggregate consideration of approximately $501,013.
6. On November 11, 2003, the registrant granted an award of 6,136 shares of common stock in exchange for consulting services rendered to the registrant.
There were no underwriters employed in connection with any of the transactions set forth in Item 15.
The issuances of securities described in Items 15(1) through 15(4) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The sale and issuance of securities in Item 15(5) and 15(6) and the exercise of options described in Item 15(5) were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided in Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.
(a) EXHIBITS
EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3	.1†	Restated Certificate of Incorporation, currently in effect
3	.2†	Certificate of Correction of Restated Certificate of Incorporation, currently in effect
3	.3†	Certificate of Amendment to the Restated Certificate of Incorporation, currently in effect
3.4		Form of Certificate of Amendment of Restated Certificate of Incorporation
3	.5†	Form of Restated Certificate of Incorporation to be effective upon the closing of the offering
3	.6†	Amended and Restated Bylaws, currently in effect
3	.7†	Form of Amended and Restated Bylaws to be effective upon the closing of the offering
4.1		Specimen Common Stock Certificate
4	.2†	Second Amended and Restated Investors’ Rights Agreement between Registrant and certain holders of Preferred Stock dated November 5, 2004
5.1		Opinion of Cooley Godward LLP
10	.1†	2005 Bonus Program
10	.2†	Form of Director/ Officer Indemnification Agreement entered into between Registrant and each of its directors and officers
10	.3†	Form of Change of Control Agreement
10.4		2005 Equity Incentive Plan
10	.5†	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan
10	.6†	2005 Non-Employee Directors’ Stock Option Plan
10	.7†	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan
10	.8†	2005 Employee Stock Purchase Plan
10	.9†	Form of Offering Document to 2005 Employee Stock Purchase Plan
10	.10†	Lease between Registrant and California Pacific Commercial Corporation dated March 20, 2002
10	.11†	First Amendment to Lease between Registrant and California Pacific Commercial Corporation dated May 8, 2003
10	.12†	Second Amendment to Lease between Registrant and California Pacific Commercial Corporation dated February 11, 2005
10	.13†	Development Agreement between Registrant and Autoliv ASP, Inc. dated October 3, 2005
10	.14†	Loan and Security Agreement between Registrant and Silicon Valley Bank dated March 20, 2002, as amended on January 7, 2003, September 3, 2003, March 18, 2004 and May 16, 2005
10	.15†	Master Security Agreement between Registrant and General Electric Capital Corporation dated May 17, 2005, as amended on May 18, 2005
10	.16†	Promissory Note between Registrant and General Electric Capital Corporation dated June 15, 2005
10	.17†	Promissory Note between Registrant and General Electric Capital Corporation dated August 24, 2005
10.18		Management Loan Agreements

Exhibit
Number		Description of Document

10	.19†	Warrant to Purchase shares of Common Stock issued to Montgomery 2004-3 Partnership dated November 5, 2004
10	.20†	Warrant to Purchase shares of Series B Preferred Stock issued to Silicon Valley Bank dated March 20, 2002
10	.21†	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated January 7, 2003, as amended on March 4, 2003
10	.22†	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 19, 2003
10	.23†	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated April 7, 2004
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Cooley Godward LLP (included in Exhibit 5.1)
24	.1†	Power of Attorney (see page II-6 to this Form S-1)

† Previously filed
(b) FINANCIAL STATEMENT SCHEDULES
All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17.	Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 15th day of February, 2006.

ALEXZA PHARMACEUTICALS, INC.

By:	/s/ Thomas B. King

Thomas B. King
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Thomas B. King Thomas B. King	President, Chief Executive Officer and Director (Principal Executive Officer)	February 15, 2006

* August J. Moretti	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 15, 2006

* Samuel D. Colella	Director	February 15, 2006

* Alan D. Frazier	Director	February 15, 2006

* Ernest Mario	Director	February 15, 2006

* Deepika R. Pakianathan	Director	February 15, 2006

* J. Leighton Read	Director	February 15, 2006

Signature		Title	Date

* Gordon Ringold		Director	February 15, 2006

* Isaac Stein		Director	February 15, 2006

* Alejandro A. Zaffaroni		Director	February 15, 2006

*By:	/s/ Thomas B. King Thomas B. King Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement

3	.1†	Restated Certificate of Incorporation, currently in effect

3	.2†	Certificate of Correction of Restated Certificate of Incorporation, currently in effect

3	.3†	Certificate of Amendment to the Restated Certificate of Incorporation, currently in effect

3.4		Form of Certificate of Amendment of Restated Certificate of Incorporation

3	.5†	Form of Restated Certificate of Incorporation to be effective upon the closing of the offering

3	.6†	Amended and Restated Bylaws, currently in effect

3	.7†	Form of Amended and Restated Bylaws to be effective upon the closing of the offering

4.1		Specimen Common Stock Certificate

4	.2†	Second Amended and Restated Investors’ Rights Agreement between Registrant and certain holders of Preferred Stock dated November 5, 2004

5.1		Opinion of Cooley Godward LLP

10	.1†	2005 Bonus Program

10	.2†	Form of Director/ Officer Indemnification Agreement entered into between Registrant and each of its directors and officers

10	.3†	Form of Change of Control Agreement

10.4		2005 Equity Incentive Plan

10	.5†	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan

10	.6†	2005 Non-Employee Directors’ Stock Option Plan

10	.7†	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan

10	.8†	2005 Employee Stock Purchase Plan

10	.9†	Form of Offering Document to 2005 Employee Stock Purchase Plan

10	.10†	Lease between Registrant and California Pacific Commercial Corporation dated March 20, 2002

10	.11†	First Amendment to Lease between Registrant and California Pacific Commercial Corporation dated May 8, 2003

10	.12†	Second Amendment to Lease between Registrant and California Pacific Commercial Corporation dated February 11, 2005

10	.13†	Development Agreement between Registrant and Autoliv ASP, Inc. dated October 3, 2005

10	.14†	Loan and Security Agreement between Registrant and Silicon Valley Bank dated March 20, 2002, as amended on January 7, 2003, September 3, 2003, March 18, 2004 and May 16, 2005

10	.15†	Master Security Agreement between Registrant and General Electric Capital Corporation dated May 17, 2005, as amended on May 18, 2005

10	.16†	Promissory Note between Registrant and General Electric Capital Corporation dated June 15, 2005

Exhibit
Number		Description of Document

10	.17†	Promissory Note between Registrant and General Electric Capital Corporation dated August 24, 2005

10.18		Management Loan Agreements

10	.19†	Warrant to Purchase shares of Common Stock issued to Montgomery 2004-3 Partnership dated November 5, 2004

10	.20†	Warrant to Purchase shares of Series B Preferred Stock issued to Silicon Valley Bank dated March 20, 2002

10	.21†	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated January 7, 2003, as amended on March 4, 2003

10	.22†	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 19, 2003

10	.23†	Warrant to Purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated April 7, 2004

23.1		Consent of Independent Registered Public Accounting Firm

23.2		Consent of Cooley Godward LLP (included in Exhibit 5.1)

24	.1†	Power of Attorney (see page II-6 to this Form S-1)

† Previously filed